

2025

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

JUNE 4, 2025
9:00 A.M. PACIFIC TIME
WWW.VIRTUALSHAREHOLDERMEETING.COM/QS2025



April 24, 2025

Dear QuantumScape Stockholders:

We are pleased to invite you to attend the annual meeting of stockholders of QuantumScape Corporation, to be held on Wednesday, June 4, 2025, at 9:00 a.m., Pacific Time. The annual meeting will be conducted virtually via live audio webcast, which you will be able to attend by visiting *www.virtualshareholdermeeting.com/QS2025*. On the pages that follow, the formal meeting notice and proxy statement contain details of the matters of business to be conducted at the annual meeting.

QuantumScape is on a mission to transform energy storage to enable a sustainable energy future. To help accelerate this transition and enable a future powered by clean electricity, we believe a step change is needed in battery technology. We have spent the last decade developing a proprietary solid-state battery platform to meet this challenge. We believe that our technology can enable a new category of battery with the potential to meet the requirements for broader market adoption of EVs, including greater energy density, faster charging and improved safety.

2024 was a watershed year for QuantumScape and reinforced our position as a global leader in solid-state battery technology. During the year, we focused on advancing our technology platform, initiated our shift in business strategy toward a capital-light licensing model and achieved several key goals to propel us toward industrializing our next-generation battery technology platform and create stockholder value:

- We unveiled the cornerstone of our commercial licensing strategy, our collaboration and licensing arrangement with PowerCo, which is the first step in our blueprint to commercialize our technology;
- We began shipment of Alpha-2 prototype battery cell samples to customers, a significant milestone on the roadmap to deliver QSE-5;
- We ramped up the first stage of QuantumScape's fast separator production process using scalable continuous-flow heat treatment to process separator films more rapidly while applying less total heat energy per film;
- We began low-volume B0 sample production of QSE-5 cells, which boasts energy density of 844 Wh/L and fast charging in just over 12 minutes; and
- We released our advanced separator heat-treatment equipment, which set the stage for higher-volume B1 sample production in 2025.

To build on our momentum in 2025 and guide our path forward, we have developed a strategic blueprint consisting of three elements: (1) demonstrate our technology in real-world applications; (2) build a global ecosystem around this new technology platform; and (3) continue innovating to unlock new applications and markets. In our view, the demand for a superior form of energy storage is fundamentally unlimited, and future innovations will make our technology platform even more compelling, open up new use cases, and increase adoption and drive greater scale and lower costs. This virtuous cycle of innovation is how we create outsized value, achieve a truly global impact and work toward our goal to revolutionize energy storage.

On behalf of our Board of Directors, we would like to express our appreciation for your continued support of and interest in QuantumScape.

Sincerely,



D Segers

Dennis Segers
Chairman of the Board

Siva Sivaram

Dr. Siva Sivaram
President, Chief Executive Officer and Director

[This page intentionally left blank]

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME & DATE
Wednesday, June 4, 2025
9AM Pacific Time

Time and Date 9:00 a.m., Pacific Time, on Wednesday, June 4, 2025

Virtual Location The annual meeting will be conducted virtually via live audio webcast. You will be able to attend the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/QS2025*, where you will be able to listen to the meeting live and vote online during the meeting. You will need to have your 16-digit control number included on your proxy card or the instructions that accompanied your Proxy Materials (as defined below) in order to join the annual meeting.



Items of Business *Proposal 1: To elect the 10 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified.*

Board Recommendation: FOR

Proposal 2: To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025.

Board Recommendation: FOR

Proposal 3: To approve, on a non-binding advisory basis, the compensation of our named executive officers.

Board Recommendation: FOR

In addition, we will transact any other business that may properly come before the annual meeting or any adjournments or postponements thereof.

Record Date April 10, 2025
Only stockholders of record as of the close of business on April 10, 2025 are entitled to notice of and to vote at the annual meeting. A list of the stockholders of record entitled to vote at the annual meeting will be available for examination for stockholders, for any purpose germane to the annual meeting, during ordinary business hours at 1730 Technology Drive, San Jose, California 95110 for at least ten days prior to the annual meeting and will also be available for examination at the annual meeting.

Availability of Proxy Materials The Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement, notice of annual meeting, form of proxy and our annual report (together, the “Proxy Materials”), is first being sent or given on or about April 24, 2025, to all stockholders entitled to vote at the annual meeting.

The Proxy Materials can be accessed by visiting *www.proxyvote.com*.

Voting **Your vote is important.** Whether or not you plan to attend the annual meeting, we urge you to submit your proxy or voting instructions via the Internet, telephone or mail as soon as possible.

By order of the Board of Directors,

Siva Sivaram

Dr. Siva Sivaram
President, Chief Executive Officer and Director

[This page intentionally left blank]

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this proxy statement may be considered "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding the future demand for batteries and our future financial performance, results of operations, expectations, plans, strategies, goals, priorities. These forward-looking statements are based on management's current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements, including due to decreased or delayed demand for electric vehicles and other battery-powered technologies, changes in economic and financial conditions, such as volatility in the banking sector and in the capital or credit markets, and due to other factors discussed in the section titled "Risk Factors" in our Annual Report and Quarterly Reports and other documents filed with the Securities and Exchange Commission (the "SEC") from time to time. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements.

[This page intentionally left blank]



PROXY SUMMARY

Unless specifically stated, when used in this proxy statement, the words "QuantumScape," the "Company," "we," "us," and "our" refer to QuantumScape Corporation and/or QuantumScape Battery, Inc., our wholly owned operational subsidiary, depending on the applicable context.

The proxy materials, which include this proxy statement, proxy card, Notice of Annual Meeting of Stockholders and our 2024 Annual Report on Form 10-K, are being distributed and made available on or about April 24, 2025. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the 2025 Annual Meeting.

This summary does not contain all of the information you should consider. Please read this entire proxy statement carefully before voting.

2025 Annual Meeting of Stockholders

📅 **Date**	June 4, 2025
🕐 **Time**	9:00 a.m. Pacific Time
📍 **Location**	Virtually by visiting *www.virtualshareholdermeeting.com/QS2025*
☑ **Record Date**	April 10, 2025

Voting Proposals

Proposal	Description	Board Recommendation
1	To elect the 10 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified	**FOR each director nominee**
2	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025.	**FOR**
3	To approve, on a non-binding advisory basis, the compensation of our named executive officers.	**FOR**

Driven to Revolutionize Energy Storage

QuantumScape is developing next-generation battery technology for electric vehicles (“EVs”) and other applications.

We are at the beginning of a forecasted once-in-a-century shift in automotive powertrains, from internal combustion engines to clean EVs. After 30 years of gradual improvements in conventional lithium-ion batteries, the benefits of EVs have been demonstrated, principally in the premium passenger car market. However, there are fundamental limitations inhibiting widespread adoption of battery technology, and we believe the automotive market needs a step change in battery technology to make mass market EVs competitive with the fossil fuel alternative.

We have spent over a decade developing a proprietary solid-state battery technology to meet this challenge. QuantumScape’s lithium-metal solid-state battery technology is designed to offer greater energy density, faster charging, and enhanced safety when compared to today’s conventional lithium-ion batteries. We believe no other lithium-metal battery technology has demonstrated the capability of achieving automotive rates of power (i.e., the rate at which a battery can be charged and discharged) with acceptable battery life at modest levels of pressure (approximately 3 to 4 atmospheres).

We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage, consumer electronics, aviation and data centers and we intend to explore opportunities in those areas as appropriate.

Our Mission

At QuantumScape, we’re on a mission to revolutionize energy storage to enable a more sustainable future. As of December 31, 2024, we had:

- Approximately 350 U.S. and foreign patents and patent applications
- 14 years of battery technology research and development
- Approximately 800 full-time employees
- Agreements with a number of automotive original equipment manufacturers (“OEMs”)
- Deep partnership with Volkswagen Group of America Investments, LLC (“VGA”) and certain of its affiliates (together with VGA, “Volkswagen”), including PowerCo SE, the battery manufacturing company of Volkswagen

Our Core Values


PASSION FOR THE PROBLEM
Passion for the Problem – Unrelenting pursuit of the best battery technology. We know it won't be easy, but our passion to solve this problem is why we're here.
ACT AUTHENTICALLY
Act Authentically – We act with good intentions, integrity and respect for each other. Our actions reflect our words and we do the right thing.
COLLABORATE
Collaborate – Great results are achieved by teams working together with trust and active sharing of information. Innovative work requires diversity of thought and unified commitment to execution.
PRIORITIZE THE CUSTOMER
Prioritize the Customer – We do what it takes to ensure our customer's success. Everyone's work has a customer.
BIAS TO ACTION
Bias to Action – We act and learn quickly and adjust and try again.

Fiscal Year 2024 Company Highlights

2024 was a watershed year for QuantumScape and reinforced our position as a global leader in solid-state battery technology through our achievement of key process, production and partner related goals. Our accomplishments and transformative developments from 2024 include the following:

✅ Business Highlights

- Separated the roles of CEO and Board Chairman; welcomed Dr. Siva Sivaram as President and Chief Executive Officer of the Company and Dennis Segers as our director since October 2024 and independent chairman of the board since January 2025

- Launched our technology licensing model which offers a more capital-efficient path to market

- Announced a landmark licensing deal with PowerCo SE, the battery company of Volkswagen, to collaborate with us to industrialize our solid-state lithium-metal battery technology

- Strengthened our financial position through various activities, including our raise of $128.5 million net proceeds under our at-the-market equity program, as well as general cost-saving initiatives

⌛ Technical Highlights

- Successfully shipped Alpha-2 samples with advanced packaging and high-loading cathodes to multiple customers in the automotive and consumer electronics sectors

- Ramped our Raptor process, a disruptively faster and more efficient separator heat-treatment

- Commenced low-volume B0 sample production of QSE-5 cells featuring industry-leading performance of 844 Wh/L energy density and fast charging from 10-80% SOC in 12.2 minutes

- Released the advanced Cobra separator heat-treatment equipment, paving the way for higher-volume B1 sample production in 2025

- Continued to fortify our patent portfolio, with approximately 350 global issued and pending patents by the end of 2024

We plan on building on this momentum in 2025, as we upgrade our baseline processes, ship B1 samples of our QSE-5 product and further forge partnerships across the electric vehicle and energy storage industries, working towards our goal to industrialize our next-generation battery technology platform and revolutionize energy storage.



Corporate Governance Highlights



Strong independent oversight

- ✓ 8 out of 10 directors are independent
- ✓ Independent board committees and executive sessions of independent directors
- ✓ Separate board chairman and CEO roles (as of 2024)
- ✓ Independent chairman (as of 2025)



Board qualifications and accountability

- ✓ Annual board and committee self- evaluation
- ✓ Single-class board
- ✓ No poison pill anti-takeover defenses
- ✓ Diverse director experience and perspective



Board oversight of strategy and risk management

- ✓ Strategy and risk oversight by the full board and committees, including ESG, cybersecurity, and human capital initiatives
- ✓ Independent compensation program
- ✓ Annual executive say-on-pay vote
- ✓ Clawback policy

Board Composition and Diversity

The following table sets forth the names, ages as of April 1, 2025, and certain other information for each of our director nominees:

Name	Age	Position(s)	Board Tenure (Years)	Independent
Brad Buss(1)(2)	61	Director	4	Yes
Jeneanne Hanley(1)(2)	52	Director	3	Yes
Dr. Gena Lovett(1)(3)	62	Director	3	Yes
Dr. Günther Mendl	53	Director	<1	Yes
Prof. Dr. Fritz Prinz	75	Co-Founder and Director	14	No
Dipender Saluja(3)	60	Director	12	Yes
Sebastian Schebera(3)	48	Director	<1	Yes
Dennis Segers	72	Chairman and Director	<1	Yes
Dr. Siva Sivaram	64	President, Chief Executive Officer and Director	1	No
JB Straubel	49	Director	5	Yes

(1) Member of audit committee
(2) Member of compensation committee
(3) Member of nominating and corporate governance committee

Our director nominees have diverse skill sets and professional backgrounds, as further described in their biographies in the "Board of Directors—Composition of our Board of Directors" section below.

Gender

2 Female
8 Male

20%
Female

- Female
- Male

Race/Ethnicity

10%
20%
70%

30%
Underrepresented
Communities

- Caucasian
- Asian/Pacific Islander
- Black/African American

Board Tenure

10%
20%
70%

4.2
Average Years

- < 5 Years
- 5–10 Years
- >10 years

Age

20%
20%
40%
20%

60
Average Age

- 40s
- 50s
- 60s
- 70s

Board Independence

2
8

80%
Independent

- Yes
- No

Board Knowledge, Skills and Experience



7 ●●●●●●●○○○
Public company board experience
and corporate governance

7 ●●●●●●●○○○
Automotive industry

8 ●●●●●●●●○○
Financial

9 ●●●●●●●●●○
Executive experience

8 ●●●●●●●●○○
Technology development

9 ●●●●●●●●●○
Risk management

6 ●●●●●●○○○○
Battery and energy technology

8 ●●●●●●●●○○
Manufacturing, scale-up,
operations

8 ●●●●●●●●○○
HR, compensation

Executive Compensation Highlights

Compensation Practices

What we do		What we don't do	
✅	Long-Term Performance-Based Compensation	❌	Minimal Perquisites and Special Benefits
✅	Independent Compensation Committee	❌	No "Golden Parachute" Tax Reimbursements
✅	Independent Compensation Consultant	❌	No Hedging and Pledging
✅	Annual Executive Compensation Review	❌	No "Single-Trigger" Change in Control Arrangements
✅	Clawback Arrangements	❌	No Timing Grants to Release of Material Nonpublic Information
✅	Stock Ownership Guidelines		

CEO and Other Named Executive Officers' Compensation in 2024

The following chart shows the various components of the compensation of our current CEO and other named executive officers (excluding our former CEO) over the past fiscal year, and further demonstrates our emphasis on long-term performance-based compensation dependent upon corporate performance, and therefore "at risk" compensation.



CEO

Bonus Payout RSUs 6%
Base Salary 4%
Long-term incentive RSUs 36%
Long-term incentive PSUs 54%

96% At Risk Compensation

Other NEOs

Bonus Payout RSUs 7%
Base Salary 11%
Long-term incentive RSUs 41%
Long-term incentive PSUs 41%

89% At Risk Compensation

Sustainability Highlights

🌱 **Environmental**	• Product lifecycle management • Natural resource use • Waste generation • GHG emissions
👥 **Social**	• Human capital management • Diversity, equity and inclusion • Occupational health and safety • Data protection and cybersecurity • Product safety • Product quality
🏛 **Governance**	• Corporate governance • Sustainability governance • Board composition • Ethics and compliance • Supply chain management

PROPOSAL NO. 1 ELECTION OF DIRECTORS		OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED BELOW.

Our board of directors currently consists of 12 directors. At the annual meeting, 10 directors will be elected for a one-year term and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. Prof. Dr. Leohold and Ms. Huppertz were not nominated to stand for re-election at the annual meeting. Their respective terms as directors will end upon the election of directors at the annual meeting. Accordingly, as permitted by our Bylaws, the Board has reduced its size to 10 directors, effective as of the annual meeting. The decision not to nominate Prof. Dr. Leohold and Ms. Huppertz for re-election at the upcoming annual meeting reflects the Board's intent to streamline its size to better align with the Company's current stage and strategic priorities and was not due to any disagreement between either director and the Company or the Board. We extend our gratitude and appreciation for their contributions and dedicated service on the Board and to the Company.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved the following 10 individuals as nominees for election as directors at the annual meeting:

Brad Buss	Dipender Saluja
Jeneanne Hanley	Sebastian Schebera
Dr. Gena Lovett	Dennis Segers
Dr. Günther Mendl	Dr. Siva Sivaram
Prof. Dr. Fritz Prinz	JB Straubel

For more information concerning the nominees, please see "Board of Directors" below.

If elected, each of the foregoing director nominees will serve as a director until the 2026 annual meeting of stockholders and until his or her respective successor is elected and qualified or until his or her earlier death, resignation or removal.

Each of the director nominees have agreed to serve as directors if elected, and management has no reason to believe that they will be unavailable to serve. In the event a nominee is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for any nominee designated by the present board of directors to fill the vacancy.

Vote Required

Directors are elected by a plurality of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the election of directors. A plurality means that the 10 nominees receiving the highest number of affirmative FOR votes at the annual meeting will be elected as directors. You may (1) vote FOR the election of all of the director nominees named herein, (2) WITHHOLD authority to vote for all such director nominees or (3) vote FOR the election of all such director nominees other than any nominees with respect to whom the vote is specifically WITHHELD by indicating in the space provided on the proxy.

Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of a WITHHOLD vote or a broker non-vote, will have no effect on the outcome of the election.

BOARD OF DIRECTORS

Composition of our Board of Directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of 12 directors, 10 of whom are independent under the listing standards of the New York Stock Exchange (the "NYSE") and 10 of whom have been nominated for election for a one-year term at the annual meeting. Dennis Segers serves as independent Chairman of our board of directors. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular quarterly basis and additionally as required. At each annual meeting of stockholders, directors will be elected for a term expiring at our next annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees has been recommended for nomination by the nominating and corporate governance committee of the board of directors and each of them is currently serving as a director.

Board of Directors Leadership Structure and Role of Independent Chairman



Separation of Duties and Responsibilities	
Independent Chairman	• Provides independent board leadership and oversight • Serves as liaison between our board of directors and management, working closely with our CEO • Serves as spokesperson and represents the Board in communications with various stakeholders
CEO	• In charge of leading and managing the affairs of the Company, in consultation with and under the purview of the Board • Works closely with the independent chairman to keep the Board informed and aligned with the Company's business and affairs

As of February 2024, following our CEO transition, we implemented the separation of the roles of chief executive officer, Dr. Sivaram, and chairman of the board, Mr. Singh, reflecting our commitment to advancing corporate governance practices. In October 2024, we further strengthened our governance framework by appointing an independent chairman, Mr. Segers, who assumed the role on January 1, 2025, following the retirement of Mr. Singh who had served as the chairman of our board of directors through December 2024, reinforcing the importance of strong, independent board leadership and effective oversight. This structure fosters transparency and accountability at the highest levels of the Company and is designed to support long-term value creation for our stockholders. As independent chairman of our board of directors, Mr. Segers focuses on board leadership and governance and serves as a liaison between our board of directors and management, working closely with our CEO.

Our corporate governance framework provides our board of directors with flexibility to determine the appropriate leadership structure for the Company, and whether the roles of board chairperson, president and chief executive officer should be separated or combined. In light of the CEO transition, the board determined that it was in the best interests of our stockholders to separate the roles of chief executive officer and board chairperson. In making this determination, our board of directors considered many factors, including the needs of the business, our board's assessment of its leadership needs from time to time and the best interests of our stockholders.

Our board of directors has adopted corporate governance guidelines that provide that the board may appoint one of our independent directors to serve as our lead independent director at any time when the chairperson of our board of directors is not independent, including when our president and chief executive officer serves as the chairman of our board of directors. Because Mr. Singh is our co-founder and was our President and CEO until February 2024, Mr. Buss served as our lead independent director until Mr. Segers assumed the role of independent chairman in January 2025.

As lead independent director, Mr. Buss was responsible for calling separate meetings of the independent directors, determining the agenda and presiding over such periodic meetings of our independent directors, serving as a liaison among Dr. Sivaram, Mr. Singh and our independent directors, including reporting to Dr. Sivaram and Mr. Singh regarding feedback from executive sessions, meeting with Dr. Sivaram and members of senior management to discuss board agendas, materials and the schedule of meetings, serving as our spokesperson as requested and performing such additional duties as a majority of our independent directors otherwise determined or delegated.

When Mr. Segers transitioned into the role of independent chairman of the board of directors, he assumed the responsibilities previously held by Mr. Buss. Our board of directors believes that Mr. Segers' extensive executive management expertise, including from

his past roles as chief executive officer of public and private companies, and experience on the boards of several public companies, including major semiconductor companies, provide the strong and independent oversight necessary to facilitate effective collaboration among the directors and between the directors and the Company.

Only independent directors serve on the audit committee, the compensation committee, and the nominating and corporate governance committee of our board of directors. As a result of the board of directors' committee system and the existence of a majority of independent directors, the board of directors maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates and corporate governance programs. We believe that the leadership structure of our board of directors as well as the independent committees of our board of directors is appropriate and enhances our board of directors' ability to effectively carry out its roles and responsibilities on behalf of our stockholders, while Mr. Segers' chairman role, aligned with Dr. Sivaram's executive leadership, enables strong leadership at the board of directors and senior management levels, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Board of Directors Skills Matrix

The nominating and corporate governance committee of our board of directors identifies, reviews and makes recommendations of candidates to serve on our board of directors, and considers director qualifications that include, without limitation, diversity factors such as race, ethnicity, gender, differences in professional background, education, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board of directors.

The matrix in the following page highlights key skills, experiences and attributes possessed by our director nominees which our board of directors believes are important to our business and industry. If a director is not listed under a particular skill, experience or attribute, that does not mean that such director does not possess it or is unable to contribute to the decision-making process in that area.



Knowledge, Skills and Experience	Buss	Hanley	Lovett	Mendl	Prinz	Saluja	Schebera	Segers	Sivaram	Straubel
Public company board experience and corporate governance	●	●	●			●		●	●	●
Executive experience	●	●	●	●		●	●	●	●	●
Battery and energy technology				●	●	●	●		●	●
Automotive industry	●	●	●	●	●		●			●
Technology development		●		●	●	●	●	●	●	●
Manufacturing, scale-up, operations	●	●	●	●		●		●	●	●
Financial	●	●	●			●	●	●	●	●
Risk management	●	●	●	●		●	●	●	●	●
HR, compensation	●	●	●			●	●	●	●	●

Nominees for Director

Brad Buss
Independent Director



Director since 2020
Age 61

Current Affiliations
- Board member, AECOM (NYSE: ACM) (since 2020)
- Board member, Marvell Technology Group Ltd. (NASDAQ: MRVL) (since 2018)

Business Experience
- Executive Vice President and Chief Financial Officer, SolarCity Corporation (2014-2016)
- Executive, Vice President and Chief Financial Officer, Cypress Semiconductor Corporation (NASDAQ: CY) (2005-2014)

Former Board Membership
- TuSimple Holdings Inc. (Nasdaq: TSP) (2020-2022)
- Advance Auto Parts, Inc. (NYSE: AAP) (2016-2021)
- Tesla, Inc. (Nasdaq: TSLA) (2009-2019)
- Cavium, Inc. (2016-2018)
- CafePress Inc. (2007-2016)

Education
- B.A. in Economics, McMaster University, Canada
- Honors Business Administration degree, University of Windsor, Canada

Board Committees
- Audit Committee (Chair)
- Compensation Committee

Skills, Qualifications and Expertise
- Leadership and financial expertise as Chief Financial Officer at various public and private companies
- Wide-ranging experience on the boards of major automotive and other public companies

Jeneanne Hanley
Independent Director



Director since 2021
Age 52

Current Affiliations
- Board member, KLA Corporation (NASDAQ: KLAC) (since 2019)
- Board member, Tenneco Corporation (since 2023)

Business Experience
- Multiple roles at Lear Corporation (1994-2019), including Senior Vice President and President of the E-Systems Division, Corporate Vice President, Global Surface Materials, Corporate Vice President, Americas Seating Business Unit, Vice President, Global Strategy and Business Development

Education
- B.S. in Mechanical Engineering, University of Michigan
- M.B.A., University of Michigan

Board Committees
- Audit Committee
- Compensation Committee

Skills, Qualifications and Expertise
- 25 years of experience in the automotive industry
- Operational executive of significant business units and divisions serving the global automotive industry
- Expertise in operational execution, performance management, sustainable growth strategy, and leadership and culture

Dr. Gena Lovett
Independent Director



Director since 2022
Age 62

Current Affiliations

- Board member, AdvanSix Inc. (NYSE: ASIX) (since 2021)
- Board member, Trex Company, Inc. (NYSE: TREX) (since 2021)

Business Experience

- Vice President, Operations, Defense, Space and Security, The Boeing Company (NYSE:BA) (2015-2019)
- Global Chief Diversity Officer (2012-2015) and Director, Manufacturing, Forging (2007-2012), Alcoa Corporation (NYSE: AA)
- 15 years at Ford Motor Company (NYSE: F), including as Plant Manager for New Model Programs (2006-2007), and as Assistant Plant Manager for the Atlanta Assembly (2005-2006)

Former Board Membership

- Shiloh Industries (NASDAQ: SHLO) (2019-2020)

Education

- B.A. in Criminal Justice, The Ohio State University
- M.B.A., Baker College
- M.S. in Values Driven Leadership, Benedictine University
- Ph.D. in Values Driven Leadership, Benedictine University

Board Committees

- Nominating and Corporate Governance Committee (Chair)
- Audit Committee

Skills, Qualifications and Expertise

- 20+ years of extensive leadership experience in large-scale operations and manufacturing across the aerospace, aluminum and automotive industries
- Broad public company board experience providing unique governance perspectives and insights based on her expertise on the intersection of business and society
- Author of "C-Suite Quotient: The 8 C-Suite Behaviors That Propel a Leadership Culture" (2024)

Dr. Günther Mendl
Independent Director



Director since 2024
Age 53

Current Affiliations

- Head of the Center of Excellence Battery Cell, Volkswagen AG (since 2022)
- VW Director, as described under the "Letter Agreements on Board and Committee Representation" section below

Business Experience

- Leader of the Battery Systems & Battery Cells Division, Volkswagen AG (2020-2022)
- Head of Development for E-Traction, Charging & Battery Systems, Audi AG (2017-2020)
- Various senior roles at Audi AG (2001-2017)

Education

- Diploma and Ph.D. in Mechanical Engineering, Technical University of Munich, Germany

Board Committees

- None

Skills, Qualifications and Expertise

- Over two decades of experience in battery technology and propulsion systems within the automotive industry, including at Volkswagen AG and Audi AG
- Extensive leadership experience through various senior and lead roles managing the entire battery lifecycle, from development, purchasing, strategic production planning and quality management to recycling

Prof. Dr. Fritz Prinz
Director, Co-founder and Chief Scientific Advisor



Director since 2010
Age 75

Current Affiliations

- Consultant and advisor to the Company

- Member, Management Trust Holding AG's supervisory board

- Professor of Materials Science and Engineering, Professor of Mechanical Engineering, and Senior Fellow, Precourt Institute for Energy (since 2010)

- Leonardo Professor, School of Engineering at Stanford University (since 1994)

Education

- Ph.D. in Physics, University of Vienna, Austria

Board Committees

- None

Skills, Qualifications and Expertise

- Educational and technical expertise through his academic career in materials science and engineering

- Broad research into energy conservation for invaluable insights on strategy and technological development

Dipender Saluja
Independent Director



Director since 2012
Age 60

Current Affiliations

- Managing Director, Capricorn Investment Group (since 2006)

- Board member, Joby Aviation, Inc. (NYSE: JOBY) (since 2021)

- Board member, Navitas Semiconductor, Inc. (Nasdaq: NVTS) (since 2021)

- Board member of several private companies

Business Experience

- 16 years at Cadence Design Systems

Board Committees

- Nominating and Corporate Governance Committee

Skills, Qualifications and Expertise

- Extensive investment and leadership experience in the technology industry as Managing Director of a leading investment firm

- Expansive board experience from service on other public and private boards

- Extensive expertise and skills in strategy, finance and management from leadership and board roles across various industries

Sebastian Schebera
Independent Director



Director since 2024

Age 48

Current Affiliations
- Head of Strategic Partnerships, Volkswagen AG (since 2020)
- Managing Director, Porsche Niederlassung Mannheim GmbH, Volkswagen Group's financial holding (since 2023)
- Member, European Battery Alliance (since 2019)
- VW Director, as described in the "Letter Agreements on Board and Committee Representation" section below

Business Experience
- Senior Director, Volkswagen Group Strategy (2018-2019)
- Principal, Volkswagen Consulting (2012-2017)
- Engagement Manager, McKinsey & Company(2008-2012)
- Engineer (2004-2005) and Plant Production Manager (2006-2007), Autoliv Inc.

Former Board Membership
- Private technology startup (2022-2024)

Education
- Diploma degree in Mechanical Engineering, Technical University of Dresden, Germany

Board Committees
- Nominating and Corporate Governance Committee

Skills, Qualifications and Expertise
- 20 years of professional experience in the automotive industry, including in the battery technology field
- Investment advisory and strategic experience from leadership roles in strategic operations and management consulting

Dennis Segers
Chairman of the Board



Director since 2024

Age 72

Current Affiliations
- Board member, Parade Technologies, Ltd. (since 2007)
- Board member, Flip Electronics (since 2021)
- Chairman, Kinara, Inc. (since 2022)

Business Experience
- President and CEO, Matrix Semiconductor (2006-2015)
- CEO, Tabula, Inc. (2001-2006)

Former Board Membership
- Chairman, Xilinx, Inc. (Nasdaq: XLNX) (2015-2022)

Education
- B.S. in Electrical Engineering, Texas A&M University

Board Committees
- None

Skills, Qualifications and Expertise
- 45-year veteran of the semiconductor industry
- Extensive experience serving in executive management as Chief Executive Officer of various companies across a wide-range of industries
- Vast experience serving on boards of directors of various public and private companies and as an advisor of venture capital backed startups, private and public companies

Dr. Siva Sivaram
President, Chief Executive Officer and Director



Director since 2024
Age 64

Business Experience

- Various roles at Western Digital (NASDAQ: WDC) (2016-2023), including as President, and Executive Vice President, Silicon Technology and Manufacturing
- Executive Vice President, Memory Technology, SanDisk (2013-2016)
- Founder and CEO, Twin Creek Technologies
- Several leadership positions at SanDisk, Matrix Semiconductor, and Intel

Education

- B.S. in Mechanical Engineering, National Institute of Technology, Tiruchi, India
- M.S. in Materials Science, Rensselaer Polytechnic Institute
- Ph.D. in Materials Science, Rensselaer Polytechnic Institute

Board Committees

- None

Skills, Qualifications and Expertise

- Decades of experience taking complex emerging technologies into high-volume production, including building factories, establishing and managing partnerships and scaling production across the world
- Executive leadership experience from various Chief Executive Officer and other leadership roles throughout his career
- Technical and relevant educational background with strong scientific knowledge and connections within the broader high-tech manufacturing industry

JB Straubel
Independent Director



Director since 2019
Age 49

Current Affiliations

- Founder and Chief Executive Officer, Redwood Materials Inc. (since 2017)
- Board member, Tesla, Inc. (NASDAQ: TSLA) (since 2023)

Business Experience

- Co-Founder and Chief Technology Officer, Tesla, Inc. (2005-2019)

Former Board Membership

- SolarCity Corporation (2006-2016)

Education

- B.S. in Energy Systems Engineering, Stanford University
- M.S. in Engineering, with an emphasis on energy conversion, Stanford University

Board Committees

- None

Skills, Qualifications and Expertise

- Technical and manufacturing expertise as Chief Executive Officer of major lithium-ion battery materials supplier
- Expertise in cleantech and batteries leveraging technical educational background and leadership experience in energy technology companies

Letter Agreements on Board and Committee Representation

On September 2, 2020, we entered into a letter agreement (the "Original Letter Agreement") with VGA pursuant to which we would nominate one designee of VGA for election to our board of directors, and from and after the First Closing (as defined under the Series F Preferred Stock Purchase Agreement between us and VGA, dated May 14, 2020), a second designee of VGA. On December 7, 2020, the parties amended and restated the Original Letter Agreement to provide (subject to VGA satisfying certain specified stock ownership thresholds) that (i) in connection with any annual or special meeting of stockholders at which directors will be elected, we will nominate for election to our board of directors two designees of VGA (each, a "VW Director"), and (ii) we shall cause one VW Director to be appointed to the nominating and corporate governance committee of our board of directors, provided that such VW Director fulfills the independence requirements under applicable NYSE rules (as amended, the "VW Director Agreement"). Dr. Mendl and Mr. Schebera are the two current VW Directors and Mr. Schebera is a member of the nominating and corporate governance committee, pursuant to the VW Director Agreement. From time-to-time, VGA may replace the VW Directors, subject to the terms of the letter agreement.

In June 2024, Mr. Schebera was elected as a director at the annual meeting, succeeding Mr. Jens Wiese, who served as a VW Director and member of the nominating and corporate governance committee up until the June 2024 annual meeting. Mr. Schebera was appointed to the nominating and corporate governance committee of the board of directors in July 2024, pursuant to the VW Director Agreement.

In October 2024, upon designation by VGA pursuant to the VW Director Agreement, Dr. Mendl was appointed to serve as a director of our board of directors, succeeding Mr. Frank Blome, who served as a VW Director up until his resignation in July 2024.

Director Independence

Our Class A common stock is listed on the NYSE. As a Company listed on the NYSE, we are required under NYSE listing rules to maintain a board comprised of a majority of independent directors. Under NYSE listing rules, a director will only qualify as an independent director if that listed company's board of directors affirmatively determines that the director has no material relationship with such listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with such listed company). In addition, the NYSE listing rules require that, subject to specified exceptions, each member of our audit, compensation and nominating and corporate governance committees be independent. Our corporate governance guidelines define independence in accordance with the independence definition in the applicable NYSE listing rules.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and NYSE listing rules applicable to audit committee members. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and NYSE listing rules applicable to compensation committee members.

Our board of directors has undertaken a review of the independence of each of our directors and director nominees. Based on information provided by each such person concerning his or her background, employment, affiliations and business and personal activities, our board of directors has determined that Messrs. Buss, Saluja, Schebera, Segers, and Straubel, Prof. Dr. Leohold, Mses. Hanley and Huppertz, Dr. Lovett and Dr. Mendl do not have any material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and that each of these directors is an "independent director" as defined under the listing standards of the NYSE. Dr. Siva Sivaram is not considered an independent director because of his position as our current President and CEO. Prof. Dr. Fritz Prinz is not considered an independent director because of his status as a co-founder of the Company and technical consulting and advisory services he provides to the Company apart from his board service.

In making these determinations, our board of directors considered the current and prior relationships that each outside director and director nominee has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each such person, and the transactions involving them described in the section below entitled "Related Person Transactions." Our board of directors has also considered transactions, relationships and other arrangements between our directors, director nominees and officers and certain of their affiliates, in their individual capacities and not as representatives of our Company, and funds that are not affiliated with our Company. Specifically, our board of directors has considered whether the current or prior roles of Dr. Mendl and Mr. Schebera at VGA or its affiliates, and the designation of Dr. Mendl and Mr. Schebera as VW Directors (see "Letter Agreements on Board and Committee Representation" above) created a conflict of interest based on the Company's commercial relationship with VGA and PowerCo. Our board of directors will continue to take appropriate measures if and when a conflict arises, including limiting access to relevant materials or requesting that such directors recuse themselves from discussion or consideration of matters that may constitute a conflict of interest.

There are no family relationships among any of our directors, director nominees, or executive officers.

Role of Board of Directors in Risk Oversight

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance and reputational risks. Risk assessment and oversight are an integral part of our governance and management processes and we have designed and implemented processes to manage risk in our operations. The board of directors is responsible for overseeing the design and implementation of our strategic plans and for understanding the associated risks and actions that management is taking to manage and mitigate such risks. Management is responsible for assessing and managing risk, including through our Enterprise Risk Management ("ERM") program, subject to oversight by the board of directors. Our board of directors does not currently have or anticipate having a standing risk management committee, but instead administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight, as detailed in the table below.

Board of Directors
Oversees our corporate management and long-term strategies, monitoring and assessing strategic risk exposure

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Oversees our ERM program, considering and discussing our major financial risk exposures and the steps to monitor and control such exposures Reviews guidelines and policies that govern risk assessment, including internal controls, integrity of our financial statements, complaint procedures, and related person transactions Monitors compliance with legal and regulatory requirements Oversees cybersecurity and information security matters	Evaluates our compensation policies and practices on at least an annual basis, including to determine whether such policies and practices encourage excessive risk-taking and if such policies and practices could mitigate any such risk Reviews the relationship between risk management policies and compensation Oversees regulatory compliance with respect to compensation matters affecting the Company	Reviews and assesses our corporate governance practices, our board of directors' structure and composition, and the independence of the board of directors Develops, approves, reviews and monitors compliance with our code of business conduct and ethics (the "Code of Conduct"), including potential conflicts of interest Oversees our sustainability initiatives Reviews succession planning on a periodic basis

Our board of directors believes that taking an active role in the oversight of our corporate strategy and the related risks is appropriate, given our board members' combined breadth and depth of experience, and is critical to ensuring that the long-term interests of the Company and its stockholders are being served. Our board of directors believes its current leadership structure supports the risk oversight function of our board of directors.

Committees of Our Board of Directors

Our board of directors has established the following standing committees of the board: audit committee; compensation committee; and nominating and corporate governance committee. Copies of the charters for each committee are available on our website at *https://ir.quantumscape.com/governance/governance-documents*. The composition and responsibilities of each committee are described below.

The following table provides membership for the board's standing committees as of April 1, 2025:

Name	Independent	Audit Committee	Compensation Committee	Nominating and Governance Committee
Brad Buss	☑	🧑Chair	🧑Member	
Jeneanne Hanley(1)	☑	🧑Member	🧑Member	
Susan Huppertz(1)	☑	🧑Member		
Prof. Dr. Jürgen Leohold(1)	☑		🧑Chair	🧑Member
Dr. Gena Lovett	☑	🧑Member		🧑Chair
Dr. Günther Mendl	☑			
Prof. Dr. Fritz Prinz				
Dipender Saluja	☑			🧑Member
Sebastian Schebera	☑			🧑Member
Dennis Segers ★	☑			
Dr. Siva Sivaram				
JB Straubel	☑			

★ Board Chair
🧑 Committee Chair
🧑 Committee Member

(1) As discussed above under "Proposal No. 1 Election of Directors," up until the annual meeting, Ms. Huppertz will continue serving as a director and member of the audit committee and Prof. Dr. Leohold will continue serving as a director, the chair of the compensation committee and a member of the nominating and corporate governance committee. Upon conclusion of the annual meeting, Ms. Hanley will succeed Prof. Dr. Leohold as the chair of the compensation committee.

Audit Committee

Members	Brad Buss (Chair), Jeneanne Hanley, Susan Huppertz[1], Dr. Gena Lovett
Meetings	8 meetings in 2024

Role and Responsibilities

- selecting, compensating, and overseeing our independent registered public accounting firm;

- evaluating the performance, independence and qualifications of our independent registered public accounting firm and determining whether to retain our existing independent registered public accounting firm or engage a new independent registered public accounting firm;

- reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit and tax services;

- reviewing with the independent auditors and approving the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;

- reviewing our annual and quarterly financial statements and reports, including the disclosures in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and discussing the statements and reports with our independent auditors and management, and discussing with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;

- reviewing our financial reporting processes, and disclosure controls and procedures;

- overseeing the design, implementation and performance of our internal audit function; overseeing cybersecurity matters;

- reviewing and discussing with management and the independent auditor the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs and reporting regarding compliance with applicable laws, regulations and internal compliance programs;

- reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our Code of Conduct;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting, auditing or other matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and

- reviewing and evaluating on an annual basis the charter of the audit committee and performance of such committee and recommending changes as deemed necessary to our board of directors.

(1) As discussed above under "Proposal No. 1 Election of Directors," Ms. Huppertz will continue serving as a director and member of the audit committee up until the annual meeting.

Our board of directors has determined that each member of our audit committee meets the requirements for independence of audit committee members under the rules and regulations of the SEC and the listing standards of the NYSE, and is able to read and understand fundamental financial statements in accordance with the NYSE audit committee requirements.

Our board of directors has determined that Mr. Buss qualifies as an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K and meets the financial sophistication requirements of the NYSE rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Members	Prof. Dr. Jürgen Leohold (Chair)[1], Brad Buss, Jeneanne Hanley[1]
Meetings	7 meetings in 2024

Role and Responsibilities

- reviewing and approving the corporate goals and objectives that pertain to the determination of the compensation of our executive officers, including our chief executive officer, and assessing their performance against these goals and objectives;

- reviewing and approving or making recommendations to our board of directors regarding the compensation and other terms of employment of our executive officers, including our chief executive officer;

- reviewing and approving the terms of any employment agreements, severance arrangements, change in control arrangements and any other material arrangements for our executive officers;

- reviewing, approving and administering our employee benefit and equity incentive plans;

- establishing and reviewing the compensation plans and programs of our employees, and ensuring that they are consistent with our general compensation strategy;

- making recommendations to our board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by our board of directors;

- monitoring compliance with stock ownership guidelines for the executive officers and outside directors;

- approving or making recommendations to our board of directors regarding the creation or revision of any clawback policy, and administration of such policy;

- reviewing and making recommendations to our board of directors regarding the type and amount of compensation to be paid or awarded to our outside board members;

- preparing an annual report on executive compensation and reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" in our periodic reports or proxy statements to be filed with the SEC;

- reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

- reviewing and discussing with management our diversity, talent, and culture strategy including, but not limited to, human capital programs and policies regarding management development, talent planning, diversity and inclusion initiatives, and employee engagement; and

- reviewing and evaluating on an annual basis the compensation committee charter and the performance of such committee and recommending changes as deemed necessary to our board of directors.

(1) As discussed above under "Proposal No. 1 Election of Directors," Prof. Dr. Leohold will continue serving as a director and chair of the compensation committee up until the annual meeting. Upon conclusion of the annual meeting, Ms. Hanley will succeed Prof. Dr. Leohold as the chair of the compensation committee.

Our board of directors has determined that each member of our compensation committee meets the requirements for independence for compensation committee members under the rules and regulations of the SEC and the listing standards of the NYSE. Each member of the compensation committee is also an outside director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The charter of the compensation committee permits the committee to delegate any or all of its authority when it deems it appropriate and in the best interests of our Company and when such delegation would not violate applicable law, regulation or NYSE or SEC requirements. In addition, the compensation committee has the authority under its charter to retain or obtain the advice of compensation consultants, independent legal counsel and other advisors.

Since 2020, our compensation committee has been responsible for making all executive compensation determinations. In 2024, Dr. Sivaram worked closely with the compensation committee in managing the executive compensation program and attended most meetings of the compensation committee other than those meetings in which his own compensation was discussed and deliberated on. As such, he did not participate in the determination of his own compensation.

For the fiscal year ended December 31, 2024, our compensation committee retained Compensia, Inc. ("Compensia") as our independent compensation consultant to advise the compensation committee with respect to director and executive officer compensation.

Nominating and Corporate Governance Committee

Members	Dr. Gena Lovett (Chair), Prof. Dr. Jürgen Leohold[1], Dipender Saluja, Sebastian Schebera
Meetings	**5 meetings in 2024**

Role and Responsibilities

- reviewing and assessing and making recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;

- identifying, reviewing and making recommendations of candidates to serve on our board of directors;

- considering our board of directors' leadership structure, including the separation of the chairman and chief executive officer roles and/or appointment of a lead independent director of our board, either permanently or for specific purposes, and making such recommendations to our board of directors;

- developing and reviewing periodically policies and procedures for considering stockholder nominees for election to our board of directors and evaluating nominations by stockholders of candidates for election to our board of directors;

- evaluating the independence of directors and director nominees against the independence requirements of the NYSE, applicable rules and regulations of the SEC and other applicable laws;

- reviewing our succession planning process for our chief executive officer and other members of our executive management team;

- evaluating the current size, composition and organization of our board of directors and its committees and making recommendations to our board of directors for approvals;

- oversight of sustainability matters and review of ESG report;

- recommending to our board of directors any changes to the corporate governance guidelines and corporate governance framework;

- reviewing issues and developments related to corporate governance and identifying and bringing to the attention of our board of directors current and emerging corporate governance trends;

- overseeing director orientation for new directors and continuing education for our directors;

- evaluating the performance of our board of directors and its committees and individual directors and determining whether continued service on our board of directors is appropriate;

- reviewing and monitoring compliance with our Code of Conduct, and reviewing possible, actual and potential conflicts of interest of our board members and officers other than related person transactions reviewed by our audit committee;

- advising the board of directors on management and stockholder proposals on corporate governance matters and overseeing management's engagement with stockholders and proxy advisory firms;

- administering policies and procedures for communications with the non-management members of our board of directors; and

- reviewing annually the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to our board of directors, including undertaking an annual review of its own performance.

(1) As discussed above under "Proposal No. 1 Election of Directors," Prof. Dr. Leohold will continue serving as a director and member of the nominating and corporate governance committee up until the annual meeting.

Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence for nominating and corporate governance committee members under the listing standards of the NYSE.

Attendance at our Board of Directors and Stockholder Meetings

During our fiscal year ended December 31, 2024, our board of directors held 6 meetings. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the board of directors held during the period for which he or she has been a director and (2) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

We encourage, but do not require, our directors to attend our annual meeting of stockholders. All of our directors at that time attended the 2024 annual meeting of stockholders.

Executive Sessions of Outside Directors

To encourage and enhance communication among outside directors, and as required under applicable NYSE rules, our corporate governance guidelines provide that the outside directors will meet in executive sessions without management directors or management present on a periodic basis. In addition, if any of our outside directors are not independent directors, then our independent directors will also meet in executive sessions on a periodic basis. These executive sessions were chaired by Mr. Buss in 2024, our lead independent director, and starting in 2025, are chaired by Mr. Segers, our independent chairman.

Considerations in Identifying and Evaluating Director Nominees

Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating potential director nominees. An overview of our director nominations process follows.

 **Identification**

While our board has not established minimum qualifications for board members, some of the factors that our nominating and corporate governance committee considers in assessing director nominee qualifications include, without limitation:

- issues of character
- professional ethics and integrity
- judgment
- business acumen and experience
- proven achievement and competence in one's field
- the ability to exercise sound business judgment
- tenure on the board and skills that are complementary to the board

- an understanding of our business
- an understanding of the responsibilities that are required of a member of the board
- other time commitments
- mix of viewpoints and experience (e.g., differences in professional background, education, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board)

Although our board of directors does not maintain a specific policy with respect to board diversity, our board of directors believes that the board should be a diverse body, and the nominating and corporate governance committee considers a broad range of perspectives, backgrounds and experiences.

Evaluation

In its evaluation of director candidates, including the current directors eligible for re-election, our nominating and corporate governance committee will consider the current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors and other director qualifications.

In determining whether to recommend a director for reelection, our nominating and corporate governance committee also considers the director's past attendance at meetings, participation in and contributions to the activities of the board and our business and other qualifications and characteristics set forth in the charter of our nominating and corporate governance committee and corporate governance guidelines.

If our nominating and corporate governance committee determines that an additional or replacement director is required, then the committee may take such measures as it considers appropriate in connection with its evaluation of a director candidate, including without limitation candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, board or management.

 **Recommendation to the Board**

After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors and our board of directors has the final authority in determining the selection of director candidates for nomination to our board.

In addition to the process described above, our nominating and corporate governance committee also nominates two individuals designated by VGA as required under the VW Director Agreement. Dr. Mendl and Mr. Schebera are the two current VW Directors pursuant to the VW Director Agreement. In June 2024, upon designation by VGA and nomination by our board of directors, Mr. Schebera was elected as a director at the annual meeting, succeeding Mr. Jens Wiese, who served as a VW Director and member of the nominating and corporate governance committee up until the June 2024 annual meeting. Mr. Schebera was subsequently appointed to the nominating and corporate governance committee in July 2024. In October 2024, upon designation by VGA pursuant to the VW Director Agreement, Dr. Mendl was appointed to serve as a director of our board of directors, succeeding Mr. Frank Blome, who served as a VW Director up until his resignation in July 2024.

Stockholder Recommendations and Nominations to our Board of Directors

Our nominating and corporate governance committee will consider and evaluate recommendations and nominations for candidates to our board of directors from stockholders in the same manner as candidates recommended to the committee from other sources, so long as such recommendations and nominations comply with our amended and restated certificate of incorporation and Bylaws, all applicable Company policies and all applicable laws, rules and regulations, including those promulgated by the SEC.

A stockholder that wants to recommend a candidate to our board of directors should direct the recommendation in writing by letter to our corporate secretary at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Corporate Secretary. Such recommendation must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and us and evidence of the recommending stockholder's ownership of our capital stock. Such recommendation must also include a statement from the recommending stockholder in support of the candidate. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.

Under our Bylaws, stockholders may also directly nominate persons for election to our board of directors at the annual meeting of stockholders. Any nomination must comply with the requirements set forth in (1) our Bylaws, as amended from time to time, (2) our applicable SEC filings, including our proxy statements, and (3) the rules and regulations of the SEC. All nominations should be submitted to our corporate secretary in the manner required by the applicable sections of our Bylaws.

To be timely for our 2026 annual meeting of stockholders, nominations must be submitted in accordance with the deadlines discussed below under "Other Matters—Stockholder Proposals or Director Nominations for 2026 Annual Meeting."

Communications with the Board of Directors

Pursuant to our Policies and Procedures for Stockholder Communications to Independent Directors, stockholders and other interested parties wishing to communicate directly with our independent or non-management directors, may do so by writing and sending the correspondence to our Chief Legal Officer by mail to our principal executive offices at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110. Our Chief Legal Officer, in consultation with appropriate directors as necessary, will review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for our stockholders to act on or for our board of directors to consider and (3) matters that are of a type that are improper or irrelevant to the functioning of our board of directors or our business, for example, mass mailings, job inquiries and business solicitations. If appropriate, our Chief Legal Officer will route such communications to the appropriate director(s) or, if none is specified, then to the chairperson of the board of directors. These policies and procedures do not apply to communications to non-management directors from our officers or directors who are stockholders or stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act.

Outside Director Compensation

In March 2021, our board of directors adopted an outside director compensation policy (the "Director Compensation Policy"), which was developed with input from Compensia regarding practices and compensation levels at comparable companies and is designed to attract, retain, and reward outside directors. Our board of directors most recently amended the Director Compensation Policy in February 2025, as described below under "Updates to Outside Director Compensation."

Under the Director Compensation Policy, each outside director will receive the cash and equity compensation for board services described below. We also will reimburse our outside directors for reasonable, customary, and documented travel expenses to meetings of our board of directors or its committees and other expenses. Directors who are also our employees receive no additional compensation for their service as directors.

Maximum Annual Compensation Limit

The Director Compensation Policy includes a maximum annual limit of $750,000 of cash compensation and equity compensation awards that may be paid, issued, or granted to an outside director in any fiscal year (increased to $1,000,000 in the outside director's initial year of service as an outside director). For purposes of this limitation, the grant date fair value is determined in accordance with GAAP. Any cash compensation or equity awards granted under the Company's 2020 Equity Incentive Plan (the "2020 Plan") to an outside director for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our outside directors.

Cash Compensation

Outside directors are entitled to receive the following cash compensation for their service under the Director Compensation Policy:

- $80,000 per year for service as a board member;
- $75,000 per year for service as chair of our board of directors (effective as of 2025);
- $22,000 per year for service as lead independent director of our board of directors;
- $25,000 per year for service as chair of the audit committee;
- $12,500 per year for service as member of the audit committee;
- $18,000 per year for service as chair of the compensation committee;
- $9,000 per year for service as member of the compensation committee;
- $13,000 per year for service as chair of the nominating and corporate governance committee; and
- $6,500 per year for service as member of the nominating and corporate governance committee.

Each outside director who serves as the chair of a committee will receive only the annual cash fee as the chair, and not the additional annual cash fee as a member of the committee. All cash payments to outside directors are paid quarterly in arrears on a pro-rated basis.

Equity Compensation

Initial Awards

Each person who first becomes an outside director following the effective date of the Director Compensation Policy will automatically receive an initial award of RSUs (the "Initial Award"). The Initial Award will cover a number of shares of our Class A common stock equal to $320,000 divided by the twenty (20) trading day volume weighted average stock price for the twenty (20) trading days prior to the applicable grant date. The Initial Award will vest quarterly over three years on our quarterly vesting dates, which are February 15, May 15, August 15 and November 15, beginning at the applicable vesting commencement date, subject to the outside director continuing to be a service provider through the applicable vesting date. If the person was a member of our board of directors and also an employee, becoming an outside director due to termination of employment will not entitle them to an Initial Award.

Annual Award

Each outside director will automatically receive, on the date of each annual meeting of our stockholders following the effective date of the Director Compensation Policy, an annual award of RSUs (an "Annual Award") covering a number of shares of our Class A common stock equal to $200,000 divided by the twenty (20) trading day volume weighted average stock price for the twenty (20) trading days prior to the applicable grant date. Any person who first becomes an outside director following the date of an annual meeting of our stockholders will automatically receive a prorated Annual Award to reflect a partial year of service. Any Annual Awards granted from 2022 onwards will vest on the earlier of the one-year anniversary of the date the Annual Award was granted or the day before the next annual meeting of stockholders.

In the event of a "change in control" (as defined in the 2020 Plan), each outside director's outstanding awards will fully vest, provided that the outside director continues to be an outside director through the date of the change in control.

Outside Director Compensation for Fiscal Year 2024

The following table sets forth information regarding the total compensation awarded to, earned by or paid to our outside directors for their service on our board of directors, for the fiscal year ended December 31, 2024.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Frank Blome(4)	—	—	—
Brad Buss	136,000	193,113	329,113
Jeneanne Hanley	101,500	193,113	294,613
Susan Huppertz	92,500	193,113	285,613
Prof. Dr. Jürgen Leohold	104,500	193,113	297,613
Dr. Gena Lovett	105,500	193,113	298,613
Dr. Günther Mendl(4)	—	—	—
Dipender Saluja	86,500	193,113	279,613
Sebastian Schebera(4)	—	—	—
Dennis Segers	16,559	411,976	428,535
JB Straubel	80,000	193,113	273,113
Jens Wiese(4)	—	—	—

(1)   Mr. Singh is a co-founder and was an executive officer and employee of the Company until February 14, 2024 and in connection with his transition out of the chief executive officer role, Mr. Singh waived participation in the standard compensation arrangements for outside directors under the Director Compensation Policy effective February 15, 2024. Therefore Mr. Singh did not receive compensation in fiscal year 2024 as an outside director and is intentionally omitted from this table and the table below regarding directors' outstanding equity awards. Prof. Dr. Fritz Prinz is a co-founder of the Company and even though he is an outside director, he received compensation in fiscal year 2024 in connection with certain technical consulting and advisory services provided to the Company, and therefore did not receive additional compensation as an outside director and is intentionally omitted from this table. See "Related Person Transactions—Other Transactions" for a description of the compensation provided to Prof. Dr. Prinz in connection with his technical consulting and advisory services.

(2)   Consists of board of directors and committee annual retainers and, if applicable, board and committee chair retainers.

(3)   The amounts in this column represent the aggregate grant-date fair value of awards granted to each director computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for a discussion of the grant-date fair value of our equity awards.

(4)   The VW Directors, Dr. Mendl and Messrs. Blome, Schebera and Wiese, each waived their right to any compensation for their service as an outside director.

As of December 31, 2024, the outside directors who served during 2024 held the following outstanding equity awards:

Name	Aggregate Number of Shares of Class A Common Stock Subject to Outstanding RSU Awards	Aggregate Number of Shares Underlying Option Awards Outstanding
Frank Blome	—	—
Brad Buss	34,423	1,407,612
Jeneanne Hanley	35,513	—
Susan Huppertz	35,976	—
Prof. Dr. Jürgen Leohold	34,423	242,175
Dr. Gena Lovett	35,611	—
Dr. Günther Mendl	—	—
Prof. Dr. Fritz Prinz	102,422	209,978
Dipender Saluja	34,423	—
Sebastian Schebera	—	—
Dennis Segers	77,149	—
JB Straubel	34,423	520,262
Jens Wiese	—	—

2025 Updates to Outside Director Compensation

In February 2025, our board of directors approved an amendment to the Director Compensation Policy to decrease the additional annual retainer to the non-executive chair of the board of directors from $100,000 to $75,000, to better align our outside director's compensation to market-competitive levels.



PROPOSAL NO. 2 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2025.

Our audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending December 31, 2025. Ernst & Young LLP served as our independent registered public accounting firm beginning with our consolidated financial statements for the fiscal year ended December 31, 2021.

At the annual meeting, we are asking our stockholders to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025. Our audit committee is submitting the appointment of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Ernst & Young LLP, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our Company and our stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, then our audit committee may reconsider the appointment. One or more representatives of Ernst & Young LLP are expected to be present at the annual meeting, and they will have an opportunity to make a statement and are expected to be available to respond to appropriate questions from our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by Ernst & Young LLP for our fiscal years ended December 31, 2024 and December 31, 2023 (with dollar amounts below noted in thousands).

	2024	2023
Audit Fees (1)	$2,892	$2,974
Audit-Related Fees (2)	$4	$47
Tax Fees (3)	$327	$179
All Other Fees	—	—
Total Fees	$3,223	$3,200

(1) "Audit Fees" consist of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements and related accounting consultations, comfort letter procedures, issuance of consents and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) "Audit-Related Fees" consist of fees for assurance and related services reasonably related to the performance of the audit or review of our financial statements that are not reported above under the caption "Audit Fees". The fees listed are primarily for information security assessment.

(3) "Tax Fees" consists of indirect (non-income) tax advisory and compliance services (credits and incentives).

Auditor Independence

In each of 2024 and 2023, there were no other professional services provided by Ernst & Young LLP, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Ernst & Young LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair such accounting firm's independence. In accordance with this policy, all services provided by Ernst & Young LLP for our fiscal years ended December 31, 2024 and December 31, 2023 were pre-approved by our audit committee.

Vote Required

The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025 requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Because this is a routine proposal, we do not expect any broker non-votes on this proposal.

REPORT OF THE AUDIT COMMITTEE

The audit committee is a committee of the board of directors comprised solely of independent directors as required by the NYSE listing rules and the rules and regulations of the SEC. The audit committee operates under a written charter adopted by the board of directors. This written charter is reviewed annually for changes, as appropriate. With respect to QuantumScape's financial reporting process, QuantumScape's management is responsible for (1) establishing and maintaining internal controls and (2) preparing QuantumScape's consolidated financial statements. QuantumScape's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of QuantumScape's consolidated financial statements. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare QuantumScape's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited consolidated financial statements with management and Ernst & Young LLP;
- discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC; and
- received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP its independence.

Based on the review and discussions noted above, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in QuantumScape's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the board of directors:

Brad Buss (Chair)
Jeneanne Hanley
Susan Huppertz
Dr. Gena Lovett

This audit committee report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any prior or subsequent filing by QuantumScape under the Securities Act or the Exchange Act, except to the extent QuantumScape specifically requests that the information be treated as "soliciting material" or specifically incorporates it by reference.

**PROPOSAL NO. 3
NON-BINDING ADVISORY VOTE
ON EXECUTIVE COMPENSATION**



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "**FOR**" THE
APPROVAL OF OUR NAMED EXECUTIVE OFFICERS
COMPENSATION PURSUANT TO A NON-BINDING ADVISORY VOTE.

As required pursuant to Section 14A of the Exchange Act, we are asking our stockholders to vote to approve, on a non-binding advisory basis, the compensation of our "named executive officers" as disclosed in accordance with the SEC's rules in the "Executive Compensation" section of this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement, as a whole.

The say-on-pay vote is advisory, and therefore not binding on the Company, the compensation committee or the board of directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. The board of directors and the compensation committee value the opinions of our stockholders and to the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the compensation committee will evaluate whether any additional actions are necessary.

2024 Executive Compensation Program

Our board of directors believes that the detailed information provided above and within the "Executive Compensation" section of this proxy statement demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation.

Proposed Resolution

Accordingly, we ask our stockholders to vote "**FOR**" the following resolution at the annual meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

Vote Required

The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires an affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter to be approved. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. Abstentions will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us, our compensation committee or our board of directors. However, we value our stockholders' input and will take the vote into consideration when evaluating executive compensation decisions.

EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers as of April 1, 2025.

Name	Age	Position(s)
Dr. Siva Sivaram	64	President, Chief Executive Officer and Director
Kevin Hettrich	43	Chief Financial Officer
Dr. Timothy Holme	43	Chief Technology Officer and Co-Founder
Michael McCarthy	59	Chief Legal Officer and Head of Corporate Development
Dr. Mohit Singh	46	Chief Development Officer



Dr. Siva Sivaram
President since 2023, and Chief Executive Officer and Director since 2024

For the biography of Dr. Siva Sivaram, please see "Board of Directors—Nominees for Director."



Kevin Hettrich
Chief Financial Officer since 2018

Prior Experience
- QuantumScape's Vice President of Business Operations (2016-2018), Senior Director of Finance and Product Management (2014-2016), Director of Product Management (2013-2014), and Manager of Product Management (2012-2013)
- Private Equity Associate of Bain Capital, an investment firm (2007-2009)
- Business Analyst at McKinsey & Company, a management consulting firm (2004-2007)

Education
- B.A. in Economics, Pomona College
- M.B.A., Stanford Graduate School of Business
- M.S. in Environment and Resources, Stanford University



Dr. Timothy Holme
Co-Founder and Chief Technology Officer since 2011

Prior Experience
- Research Associate at Stanford University (2008-2011)

Education
- B.S. in Physics, Stanford University
- M.S. in Mechanical Engineering, Stanford University
- Ph.D. in Mechanical Engineering, Stanford University



Michael McCarthy
Chief Legal Officer since 2013 and Head of Corporate Development since 2018

Prior Experience
- Several roles at Infinera Corporation (2003-2013), including as Chief Legal Officer, General Counsel and Chief Administrative Officer
- Senior Vice President and General Counsel of Ciena Corporation, a network strategy and technology company (1997-2003)

Education
- B.A. in Mathematical Economics, Colgate University
- J.D., Vanderbilt University Law School



Dr. Mohit Singh
Chief Development Officer since 2015

Prior Experience
- QuantumScape's Vice President, Development
- Co-founder and CTO, Seeo Inc (acquired by Bosch GmbH)
- Corporate Research, Arkema
- Post doctorate research in Chemical Engineering at the Lawrence Berkeley National Laboratory for the University of California, Berkeley

Education
- B. Tech in Chemical Engineering, Indian Institute of Technology Bombay, India
- Ph.D. in Chemical and Biomolecular Engineering, Tulane University

EXECUTIVE COMPENSATION

This section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the 2024 Summary Compensation Table below.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the material principles governing our executive compensation policies and decisions, and the material elements of compensation awarded to, earned by or paid to our named executive officers. In addition, we explain how and why the compensation committee determined the specific compensation elements that comprised the 2024 executive compensation program.

Our named executive officers ("NEOs") for 2024 were:

- **Dr. Siva Sivaram**, our President since September 2023 and Chief Executive Officer since February 2024 (our "New CEO");

- **Jagdeep Singh**, our Chief Executive Officer until February 2024 (our "Founder CEO");

- **Kevin Hettrich**, our Chief Financial Officer;

- **Dr. Timothy Holme**, our Chief Technology Officer;

- **Michael McCarthy**, our Chief Legal Officer and Head of Corporate Development;

- **Dr. Mohit Singh**, our Chief Development Officer. Dr. Singh is not related to Jagdeep Singh.

The information in this Compensation Discussion and Analysis provides perspective and narrative analysis relating to, and should be read along with, the executive compensation tables that follow.

Executive Summary

CEO and Chairman Transitions

Significant leadership changes occurred in 2024. Dr. Sivaram was appointed as our chief executive officer and board member effective on February 15, 2024 to lead the Company's next phase of growth. He initially joined the Company in September 2023 as president to oversee the Company's technology and manufacturing groups, with decades of expertise in production and scale up of high complexity hardware. Mr. Singh transitioned out of the chief executive officer role effective February 15, 2024 but continued as chairman of the board until December 31, 2024. Effective February 15, 2024:

- Dr. Sivaram was appointed as chief executive officer and board member, succeeding the Founder CEO who continued to serve as a board member.

- The Company implemented the separation of the chief executive officer and board chairman roles.

- Dr. Sivaram's compensation was aligned with his increased responsibilities as president and chief executive officer taking into consideration his experience, the compensation received by the Founder CEO, market compensation, including outstanding equity levels, for newly-hired and non-founder chief executive officers in the Company's peer group, among other considerations by the compensation committee:

  ο Base salary increased by 64% compared to his 2023 base salary as president, and by 2.5% compared to the Founder CEO's base salary in 2023.

  ο Annual incentive bonus target adjusted to 125%, as compared to his target of 80% as president in 2023 and to the Founder CEO's target of 100% in 2023.

- o New CEO Grant (as defined below) awarded consisting of a mix of RSUs (40%) and PSUs (60%), with no further equity grants to the New CEO in 2024.

- Mr. Singh was not entitled to and did not receive any severance payments in connection with his transition away from the role of chief executive officer or his later retirement from the board. The following compensation changes took effect:

  - o Mr. Singh ceased receiving any compensation for service as a Company employee or chief executive officer and waived any participation in the standard compensation arrangements for outside directors under the Company's Director Compensation Policy.

  - o Stock options granted to him under the EPA Program (as defined below) terminated in accordance with its terms.

  - o All of his other outstanding equity awards continued to vest in accordance with their terms.

A look into 2025, effective January 1, 2025:

- Dennis Segers assumed the role of independent chairman of our board, succeeding Mr. Singh who transitioned out of such role and ceased providing any services to the Company.

- All of Mr. Singh's then outstanding equity awards that had not yet vested were forfeited according to their terms.

- All of Mr. Singh's then outstanding stock options remained exercisable until March 31, 2025, three months after ceasing to be a service provider.

2024 Business Highlights

Our 2024 achievements reflect our progress in and reinforce our position as global leader in solid-state battery technology. Our executive compensation program for 2024 reflects an increased focus on performance-based and at-risk incentives, tied to actual results. Our key business achievements include:

- Successfully shipped Alpha-2 samples with advanced packaging and high-loading cathodes.

- Ramped our Raptor process, a disruptively faster and more efficient separator heat-treatment.

- Commenced low-volume B0 sample production of QSE-5 cells featuring industry-leading performance of 844 Wh/L energy density and fast charging from 10-80% SOC in 12.2 minutes.

- Released the advanced Cobra separator heat-treatment equipment, paving the way for higher-volume B1 sample production in 2025.

- Struck a cornerstone collaboration agreement with PowerCo SE, Volkswagen Group's battery manufacturing arm, launching our commercial licensing strategy and shift towards a capital-light model.

A look into 2025: we aim to continue our progress in 2025 by upgrading our baseline processes, shipping B1 samples of QSE-5, and forging more partnerships across the electric vehicle and energy storage sectors to revolutionize energy storage technology.

2024 Executive Compensation Highlights

The compensation committee of the board of directors periodically reviews and refines our compensation programs to attract and retain executive talent, support our evolving business strategy and drive shareholder value. Our named executive officers are generally eligible for base salary, annual incentive bonus, and equity awards in the form of long-term incentive restricted stock units ("RSU") grants, including performance-based RSUs ("PSUs") that vest upon achievement of certain corporate milestones, as described below.

At-a-Glance:
A continued focus on performance



Since the introduction of performance-based RSUs (PSUs) in 2023, the proportion of PSUs relative to time-based RSUs granted to our NEOs has increased each year.

The highlights of our 2024 executive compensation program include:

- Continued emphasis on long-term equity and increased focus on PSU grants: at least 50% of grants to NEOs (60% in the case of the New CEO) in 2024 were PSUs, with the balance delivered in time-based RSUs.

- Maintained annual incentive bonus targets and increased base salary for NEOs (excluding the New CEO) by 4%.

- As described above, Dr. Sivaram's compensation was aligned with his expanded role as president and chief executive officer, reflecting his experience and based on market and peer data, with adjustments to his base salary, bonus target, and a one-time equity award structured as 40% RSUs and 60% PSUs, with no additional equity grants in 2024.

- Achievement of one 2023 PSU milestone and one 2024 PSU Milestone (as defined below): resulted in 25% of each such 2023 and 2024 PSUs vesting for our NEOs.

- Achievement of 11 out of 14 goals under the 2024 Bonus Plan (as defined below), resulting in a total payout of 125% of each NEO's target bonus for 2024.

By rewarding performance against predetermined performance goals, we believe that we can more acutely align interests between our named executive officers and our stockholders and better incentivize our named executive officers to build value that can be sustained over time.

The following chart shows the various components of the compensation of our New CEO and other NEOs (excluding our Founder CEO) over the past fiscal year, and further demonstrates our emphasis on long-term performance-based compensation dependent upon corporate performance, and therefore "at risk" compensation.



A look into 2025: on February 24, 2025, certain of our NEOs and other senior employees entered into agreements with the Company to waive and forfeit (the "EPA Waiver") the stock options granted to them under the Company's 2021 Extraordinary Performance Award Program (the "EPA Program"), a performance-based equity incentive program adopted in 2021 for our Founder CEO, primarily, and other key employees and executives, including our then named executive officers. These EPA Waivers are irrevocable, were made without consideration from the Company and participants have not received any promises for any consideration in exchange for the waiver.

The decision to terminate participation in the EPA Program reflects the shared assessment of Company leadership that the program no longer achieves its intended objectives. A key factor in this assessment was the CEO Transition described above: the EPA Program was established under and for the primary benefit and incentive of the Founder CEO; the New CEO was not involved with the Company at the time the EPA Program was designed and implemented and, due to the program's terms, no additional stock options can be issued under the program for the New CEO or any other participant. This CEO Transition has prompted a reevaluation of the EPA Program's relevance and effectiveness in the context of our current leadership and strategic direction. In addition, the achievement of the stock price vesting thresholds at a minimum of $60 per share of our Class A common stock—an amount far exceeding the stock price of $5.19 as of December 31, 2024—has made it highly unlikely that these milestones will be achieved within a reasonable timeframe regardless of any business milestone achievements, and continued administration of the program imposes considerable administrative burdens and restricts the availability of Company stock for other strategic purposes.

In alignment with the Company's commitment to long-term value creation and stockholder interests, our leadership team determined that waiving these stock option awards was in the best interest of both the Company and its stockholders. This decision also reflects a broader strategic and team alignment, ensuring that our incentive programs are fully aligned with the Company's new direction under the New CEO's leadership.

After taking into account the waivers and senior employee departures over the years, including our Founder CEO, the number of outstanding options under the EPA Program has decreased from the full allocation of 16.8 million options in 2021 and 2022 to 1.9 million options as of March 31, 2025, with only 11% of all awards granted under the EPA remaining outstanding as of March 31, 2025. As of December 31, 2024, certain of our named executive officers were still participants of the EPA Program and therefore a description of the EPA Program mechanics is disclosed under "Long-Term Incentive Equity Awards—Previously Granted Outstanding Equity Awards—2021 Extraordinary Performance Award Program," followed by additional details about the EPA Waiver.

Compensation Philosophy and Objectives

The overall objective of our executive compensation program is to link executive compensation to the performance of our Company, and to motivate our executives, including our named executive officers, to make a long-term commitment to our success. As a development stage Company with no revenue to date, our focus has been to link executive compensation with operational performance of the Company, including product development, production planning, scale-up and licensing, sales/customer development, and long-term value creation for stockholders, among others. Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our executive compensation program seeks to achieve this objective by ensuring that we can:

- Reward and retain talented executives, who possess proven experience, knowledge, skills, and leadership;

- Motivate our executives by giving them a stake in our growth and prosperity and encouraging their continued service; and

- Align the interests of stockholders and named executive officers by providing meaningful equity incentives that ensure a long-term focus on growth and prosperity.

Based on this philosophy, we have designed our executive compensation program at levels we consider market competitive to encourage the achievement of strong overall results, particularly ambitious long-term financial and operational objectives.

Our executive compensation program is designed with a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe provide appropriate incentives to retain and motivate our named executive officers, other senior executives and management team and help to drive success in our business.

Since 2023, our executive compensation program started emphasizing the grant of PSUs, with vesting tied to performance of predetermined goals. See "Long-Term Incentive Equity Awards" below for more information regarding our PSUs.

Executive Compensation Policies and Practices

We endeavor to maintain compensation policies and practices that are consistent with sound governance standards. We believe it is important to provide competitive compensation packages and a high-quality work environment in order to hire, retain and motivate key personnel. Our compensation committee evaluates our executive compensation program on an ongoing basis to ensure that it is consistent with our short-term and long-term goals given the nature of the market in which we compete for key personnel.

The following policies and practices were in effect during 2024:

What we do	
Long-Term "At-Risk" Performance-Based Compensation	The majority of our executive compensation program is comprised of long-term performance-based compensation, and therefore "at risk," dependent upon corporate performance and equity-based, including PSUs, to align the interests of our executives with our stockholders. In 2024, 50% of the equity awards granted to our named executive officers as annual refresh grants and 60% of the CEO new hire award were PSUs dependent upon corporate performance, and therefore "at risk," to align the interests of our executives with our stockholders.
Independent Compensation Committee	Our compensation committee is comprised solely of independent directors who have established effective means for communicating with each other and with our stockholders, and implementing their executive compensation ideas, as well as addressing their concerns.
Independent Compensation Consultant	Our compensation committee engaged its own compensation consultant, Compensia, a national compensation consulting firm, to assist with its 2024 compensation review and analysis.
Annual Executive Compensation Review	Our compensation committee conducts an annual review and approval of our compensation strategy, including a review of our compensation peer group used for comparative purposes.
Clawback Arrangements	We maintain clawback arrangements with our executive officers to recover erroneously awarded incentive-based compensation received after October 2, 2023 in the event that we have to prepare accounting restatements due to our material noncompliance with any financial reporting requirement under the securities laws, including in the case of a recipient's perpetration of common law fraud or a recipient's misconduct that is materially injurious to the business reputation of, or is otherwise materially injurious to, any member of the Company group. In addition, the terms of the awards under the EPA Program provided for recovery of such awards under certain circumstances, as described below.
Stock Ownership Guidelines	Our directors and executive officers are subject to stock ownership guidelines. See "Other Compensation Policies—Stock Ownership Guidelines" below for a description of our stock ownership guidelines.

What we don't do	
No Special Perquisites and Benefits	Our executives are eligible to participate in broad-based Company-sponsored retirement, health and welfare benefits programs on the same basis as our other full-time, salaried employees. At this time, we provide limited perquisites and other personal benefits to our executives and certain senior employees. Other than a 401(k) plan, we do not provide any other retirement benefits to employees, including our named executive officers.
No "Golden Parachute" Tax Reimbursements	We do not provide any tax reimbursement payments (including "gross-ups") on any tax liability that our executives might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code (the "Code").
No Hedging and Pledging	Our Insider Trading Policy prohibits our employees, including our executive officers and the members of our board of directors, from hedging any Company securities, from pledging any Company securities as collateral for any loan or as part of any other pledging transaction, or from holding any Company common stock in margin accounts.
No "Single-Trigger" Change-in-Control Arrangements	Our named executive officers are not eligible for payments and benefits that are payable solely as a result of a change-in-control in the Company. All change-in-control payments and benefits are based on a "double-trigger" arrangement (that is, they require both a change in control of our Company plus an involuntary termination of employment before payments and benefits are paid).
No Timing Grants to Release of Material Nonpublic Information	We do not have a practice of granting stock options, stock appreciation rights, or similar option-like instruments. We have a practice of granting time-based and performance-based equity on a regular prescheduled cadence irrespective of any release of material nonpublic information.

Compensation-Setting Process

Role of Compensation Committee

Each year, our compensation committee conducts a review of our executive compensation program and related policies and practices and establishes:

- a bonus plan, including metrics and related target levels for the year, applicable to all of our eligible employees, including our named executive officers,

- annual equity award guidelines for all of our eligible employees and grants for our executives, including our named executive officers, and

- the base salary of our executives, including our named executive officers.

In determining the compensation of the members of our executive team, including our named executive officers, for 2024, our compensation committee reviewed and considered the following factors:



Existing Compensation Arrangements	• Base salary • Target bonus opportunities • Vesting status and value of outstanding equity awards
Competitive Market Data	• Provided by Compensia • Reference point for measuring the competitive marketplace • Compensation policies and practices of comparable publicly traded companies
Strategic Business Plan	• Alignment with Company growth objectives • Alignment with shareholder interests • Contribution to achieving long-term goals and driving innovation
Management Input	• Core responsibilities and criticality of role • Past individual performance and expected future contributions • Internal pay equity based on the impact of business and performance • Input from our CEO, CLO, and CHRO (except with respect to their own compensation)

Role of Management

In carrying out its responsibilities, our compensation committee works with members of our management, including our chief executive officer, chief legal officer, and chief human resources officer. In 2024, these members of management assisted our compensation committee in developing our executive annual bonus plan based on metrics that contain appropriately rigorous goals and target levels. Our chief executive officer provides recommendations on compensation matters for our employees in general and all of his direct reports, including our named executive officers. Our chief executive officer, chief legal officer, and chief human resources officer usually attend compensation committee meetings. No members of management participate in compensation committee deliberations or decisions regarding their own compensation and none of them are present when their own compensation is determined.

Role of Compensation Consultant

Compensia has been engaged by and serves as our compensation committee's compensation consultant. Compensia reviews the compensation arrangements of our executives and generally assists our compensation committee in analyzing executive and employee compensation, and the compensation of the non-employee members of our board of directors. Compensia provides support for our compensation committee by attending committee meetings, providing recommendations regarding the composition of our compensation peer group, analyzing competitive compensation data and formulating recommendations for executive and outside director compensation. Our compensation committee also requests specific analyses to assist our compensation committee in the design and structure of our executive and outside director compensation programs.

Our compensation committee has determined that the work of Compensia does not raise any "conflict of interest" in accordance with Item 407(e)(3)(iv) of Regulation S-K and the listing standards of the NYSE.

Competitive Positioning

In setting executive compensation, our compensation committee takes a holistic approach to the selection of peer companies, considering a range of qualitative and quantitative factors based on publicly available data on the compensation policies and practices of comparable publicly traded companies. This information helps the committee understand the competitive market for executive talent.

With respect to decisions regarding the 2024 compensation of our executives, including our named executive officers, our compensation committee reviewed competitive market data analysis prepared by Compensia which included but was not limited to the following criteria:

- **Industry Sectors**: mix of technology and industrial sector companies with complex products and/or operations related to the electric vehicle and clean energy industries

- **Market Capitalization Range**: approximately 0.25x to 4.0x of our 30-day average

- **Revenue**: although typical for determining cash compensation levels, for pre-revenue companies this metric provides less insight

Our compensation committee determines the peer group by identifying companies that, at the time of selection, are our potential competitors in both the senior-executive labor market and the capital market, and that demonstrate similar growth and performance potential. While the criteria described above guide the selection by our committee, they do not guarantee inclusion in our peer group. The committee places a greater emphasis on the growth and performance potential of the companies rather than solely on revenue numbers, recognizing that our Company operates within the highly competitive and growth-oriented market of Silicon Valley and that revenue is a lesser consideration when evaluating executive compensation for pre-revenue companies. Companies that may meet some criteria but are deemed irrelevant for other reasons—such as having smaller market capitalizations or operating in a less relevant sector—are excluded.

For 2024, the compensation committee reviewed and approved changes to our executive compensation peer group, adding ChargePoint Holdings, Gentherm, and Lucid Group and removing First Solar, Monolithic Power Systems, and Solid Power. As approved by our compensation committee on October 16, 2023, the following companies comprised our compensation peer group for 2024:

Ballard Power Systems	**Plug Power**
Bloom Energy	**Power Integrations**
BorgWarner	**SunPower**
ChargePoint Holdings	**Sunrun**
Cognex	**Teradyne**
Gentherm	**Thor Industries**
Lear	**Trimble**
Lucid Group	**Virgin Galactic Holdings**
Lumentum Holdings	**Visteon**
Lyft	

The competitive market data from the peer group serves as a reference during the compensation committee's evaluation and decision-making process regarding executive compensation. However, the committee does not benchmark our executives' compensation to any specific level or against any particular peer group member. Instead, the data helps the committee understand market practices and provides context for its decisions—especially as we operate in a highly competitive and rapidly evolving market. The compensation committee exercises discretion in determining the nature and extent of the use of market data, which may vary by executive. Actual compensation decisions are based on multiple factors, as described in the "Role of Compensation Committee" section.

A look into 2025: in October 2024, the compensation committee reviewed and approved changes to our peer group for purposes of determining 2025 executive compensation, adding Enovix, Fluence Energy, indie Semiconductor, IonQ, LiveWire Group and SiTime to our peer group, and removing Lear, SunPower, Teradyne, Trimble, and Virgin Galactic Holdings. In making this determination, the compensation committee considered the market capitalization of each company, removing any high or low outliers, and added companies that better aligned with the selection criteria discussed above.

2024 Compensation Overview

Our executive compensation program for 2024 consisted of the following principal compensation elements:

Base salary	Base salary is a customary, fixed element of compensation intended to attract and retain our executives, including our named executive officers, and compensate them for their day-to-day efforts. Our compensation committee reviews base salary every year, as well as at the time of a promotion or other change in responsibilities, and considers each executive's performance, prior base salary level, competitive market data, breadth of role, and the other factors described in the "Compensation Setting Process—Role of Compensation Committee" section above.
Annual incentive bonus	Our compensation committee establishes annual incentive compensation opportunities under our bonus plan. Our bonus plans are designed to motivate and reward our executives, including our named executive officers, to perform to the best of their abilities and to achieve our corporate financial, operational, and strategic objectives. Since 2023, our compensation committee decided to pay out the bonus in the form of fully vested RSUs to our named executive officers and other eligible exempt employees to align with the Company's objective to conserve cash.
Long-term incentive equity awards	We use equity awards to incentivize and reward our executives (including our named executive officers) for long-term corporate performance based on the value of our Class A common stock and, thereby, to align the interests of our executives with those of our stockholders. We grant full value awards for shares of our common stock, or awards without a purchase price, such as RSU awards. We also grant PSUs (RSUs with vesting subject to continued service and the achievement of performance milestones) to our named executive officers and continue to structure grants with increased weight (at least 50%) on PSUs to better align compensation with the achievement of corporate goals.

Base Salary

In February 2024, our compensation committee reviewed the base salary of our executives, including our then NEOs in light of the competitive market for executive talent and in line with its continued intention to retain and incentivize our NEOs and align executive total target cash compensation with competitive market levels. In setting our New CEO's base salary for 2024, the compensation committee reviewed and considered his experience and increased responsibilities as president and chief executive officer, the base salary of our Founder CEO in 2023, market compensation for newly-hired and non-founder chief executive officers in the Company's peer group, among other considerations, and approved a base salary for Dr. Sivaram in 2024 reflecting a 64% increase from his 2023 base salary and a 2.5% increase from the Founder CEO's 2023 base salary.

The following table sets forth the 2024 annual base salary for each of our named executive officers, as approved by our compensation committee and our board, as applicable, in February 2024:

Name	2023 Base Salary	Increase	2024 Base Salary(1)
Dr. Siva Sivaram(2)	$500,000	64.0%	$820,000
Jagdeep Singh(3)	$800,000	—	—
Kevin Hettrich	$470,000	4.0%	$489,000
Dr. Timothy Holme	$470,000	4.0%	$489,000
Michael McCarthy	$470,000	4.0%	$489,000
Dr. Mohit Singh	$470,000	4.0%	$489,000

(1) Effective April 1, 2024, except for Dr. Sivaram.

(2) Effective February 15, 2024, Dr. Sivaram assumed the role of chief executive officer of the Company and his 2024 base salary became effective.

(3) Mr. Singh transitioned out of his role as chief executive officer, effective as of February 15, 2024.

Annual Incentive Bonus

2024 Bonus Plan

In February 2024, our compensation committee established the 2024 corporate bonus plan (the "2024 Bonus Plan"). To determine the target annual incentive bonus opportunities for each of our executives, including each of our named executive officers, the compensation committee considered each executive's total target annual incentive compensation, and consistent with its general intention that our executives' total target cash compensation be market-competitive, the breadth of his or her responsibilities and the other factors described in the "Compensation-Setting Process—Role of Compensation Committee" section above. In 2024, our compensation committee and board of directors maintained the same target annual incentive bonus percentage as 2023 for our NEOs, other than our New CEO. In February 2024, the board approved Dr. Sivaram's target annual incentive bonus at 125% of his 2024 eligible earnings in light of his transition as the new chief executive officer of the Company, a 25% increase compared to the Founder CEO 2023 target inventive bonus of 100%. The target annual incentive bonus of our named executive officers for 2024 was the following:

Name	2024 Target Annual Incentive Bonus (% of actual 2024 eligible earnings)
Dr. Siva Sivaram	125%
Jagdeep Singh(1)	—
Kevin Hettrich	50%
Dr. Timothy Holme	50%
Michael McCarthy	50%
Dr. Mohit Singh	50%

(1)   Mr. Singh transitioned out of his role as chief executive officer effective as of February 15, 2024.

The 2024 Bonus Plan was designed with the intent to align employees' interests with our corporate goals and incentivize achievement of critical milestones essential to driving long-term stockholder value. In March 2024, the compensation committee approved the establishment of the 2024 Bonus Plan, which is based on the achievement of 14 pre-established corporate goals divided into three groups across various areas, including commercial, technical, operational and corporate development. In contrast to 2023's payout approach whereby each goal and corresponding payout was weighted equally, under the 2024 Bonus Plan, each goal group is weighted proportionate to the relative business importance, scope and anticipated difficulty of achievement during 2024. More specifically, under the 2024 Bonus Plan, total payout ranges from 0% to 150%, depending on the number and weighting of the specific goals achieved during the measurement period. Upon achievement of each goal, potential and actual payout under the 2024 Bonus Plan is as indicated in the following table:

Group*		Maximum Potential Achievement		Actual 2024 Achievement	
		Goals to Achieve by Measurement Date	Potential Payout (Per Goal)	# of Goals	Percentage Payout
A	**Technical** (cell specification and delivery achievement)	1	35%	1	35%
B	**Technical, Operational and Commercial** (cell demonstration, film and cell production, and other key technology development; objectives advancing production and performance of our technology; and matters furthering commercialization of our products)	10	10% each	8	80%
C	**Corporate Development** (matters driving overall business growth)	3	5% each	2	10%
Total:		**14**	**150%**	**11**	**125%**

*The descriptions are illustrative of the nature of the goals and not intended to be a comprehensive summary of all the goals for the applicable functional area. For reasons noted below, the specifics of the goals are not disclosed.

Disclosure of Plan Goals

As a development stage company with no revenue to date, our focus has been to link compensation with the achievement of measurable, meaningful and rigorous performance goals that drive long-term stockholder value. Our 2024 Bonus Plan (as well as our Refresh Equity Awards, as discussed below under "Long-Term Incentive Equity Awards—Refresh Equity Awards") therefore employs technology and product development milestones, rather than financial metrics that are already publicly disclosed, that directly reflect the progress of our most critical research and development activities. However, because our technologies are in early-stage development, premature disclosure of near-term performance objectives can, among other risks, pose significant competitive risks to our pipeline and business strategies and cause unwarranted market volatility due to misinterpretation of unpredictable fluctuations in R&D timelines as signals of long-term performance. Our responsibility to protect the Company's strategic and competitive interests at this critical pre-commercial stage drive our decision not to disclose the specifics of the 2024 Bonus Plan goals.

While we firmly believe that limiting the disclosure of the details surrounding our milestones enables us to maintain our competitive advantages, we will continue to evaluate our disclosure practices and remain committed to updating our stockholders with the information necessary to understand and assess our compensation program and our business progresses.

Plan Design Considerations

The mechanics around goal achievement and payment retain design elements from 2023's plan (the "2023 Bonus Plan"). To continue to incentivize employees and drive milestone achievement throughout the year, the 2024 Bonus Plan provided for an interim payout based on the number of goals achieved by June 30, 2024 and target bonus amount based on eligible earnings from January 1 until June 30, 2024, and a final payout based on the aggregate number of goals achieved by December 31, 2024 and target bonus amount based on full year 2024 eligible earnings, reduced by the amount of interim payout, if any.

As was the case in the prior year, to maintain the Company's objective to conserve cash, the compensation committee decided to continue to pay our NEOs and other exempt employees the 2024 bonus in the form of fully vested RSUs under the 2020 Plan. The number of RSUs awarded as interim and final bonus payouts were calculated based on the closing market price of our Class A common stock on each interim and final RSU grant dates, and each interim and final payouts' RSUs vested immediately on their respective grant dates. The final number of shares received by each participant was subject to sale-to-cover transactions effected to satisfy withholding tax obligations.

Plan Goal Achievement and Payout

In 2024, we achieved three goals by June 30, 2024, and an additional eight goals were achieved by December 31, 2024, totaling 11 out of 14 goals, resulting in a total payout of 125% of each participant's target bonus for 2024. The interim 2024 bonus payout was made in August 2024 and the final 2024 bonus payout was made in February 2025.

The table below shows the aggregate dollar values and number of RSUs received as bonus payouts by our NEOs under the 2024 Bonus Plan:

Name	2024 Bonus Plan Payout	
	$(1)	# of RSUs(2)
Dr. Siva Sivaram	1,208,171	250,357
Jagdeep Singh(3)	—	—
Kevin Hettrich	290,672	60,066
Dr. Timothy Holme	302,425	62,572
Michael McCarthy	302,425	62,572
Dr. Mohit Singh	302,425	62,572

(1) These amounts represent the aggregate grant-date fair value of awards granted to each NEO, computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for a discussion of the grant-date fair value of our equity awards. These amounts are disclosed in the "2024 Summary Compensation Table" below under the "Stock Awards" column.

(2) Reflects the aggregate number of shares received as interim payout in August 2024 and final payout in February 2025, calculated based on the closing market price of our Class A common stock on each of the interim and final RSU grant dates.

(3) Mr. Singh transitioned out of his role as Founder CEO effective as of February 15, 2024 and was therefore ineligible to receive the 2024 Bonus Plan payout.

Long-Term Incentive Equity Awards

Refresh Equity Awards

The compensation committee grants refresh equity awards to our named executive officers generally on an annual basis. These awards are made under the 2020 Plan and are designed to motivate and reward executive officers to deliver against the Company's performance goals, support the retention of top talent, and create ownership alignment with stockholders. The compensation committee does not benchmark equity compensation at any particular level versus the competitive market data, however it considers total cash and equity compensation peer group data for each role in the determination of individual refresh equity awards to our named executive officers.

In April 2024, our compensation committee approved long-term incentive equity refresh grants to our NEOs consisting of a mix of time-based RSUs (50%) and PSUs (50%). In connection with the CEO Transition, our Founder CEO and our New CEO did not receive refresh equity awards in 2024. The compensation committee decided to grant these awards as a retention tool and increased the emphasis on PSUs—rather than RSUs—as they vest based on continued service and achievement of certain corporate performance milestones over time, with the goal of incentivizing long-term performance and aligning the interests of senior executives with those of stockholders. These milestones, which are linked to technical development and prototype battery cell delivery goals, were intentionally set to be difficult to achieve, ensuring that only significant achievements in the Company's core objectives will result in vesting, reflecting the rigorous nature of the program. The structure of these equity awards and milestones emphasizes our compensation committee's commitment to setting high standards and rewarding only the most meaningful contributions to the Company's success. The rigorous nature of these milestones highlights the Company's dedication to delivering strong long-term results while ensuring that executives' interests remain tightly aligned with the Company's performance.

The amount of the refresh awards varied among the NEOs after taking into account the value of unvested equity awards already held by them (including the EPA Program), their relative contributions during 2023, and anticipated levels of responsibility for key corporate objectives in 2024.

The table below lists the refresh awards that our NEOs received in 2024:

2024 Refresh Awards			
Name	Target Value ($)	Number of RSUs (50%)(1)	Number of PSUs (50%)(1)
Dr. Siva Sivaram(2)	—	—	—
Jagdeep Singh(3)	—	—	—
Kevin Hettrich	3,720,816	311,105	311,105
Dr. Timothy Holme	3,491,507	291,932	291,932
Michael McCarthy	3,180,403	265,920	265,920
Dr. Mohit Singh	3,491,507	291,932	291,932

(1) Calculated based on the trailing 20-day volume weighted average price of the Company's Class A common stock at the time of the approval request for the awards and, accordingly, differs from the grant date fair values reported in the "2024 Summary Compensation Table" below under the "Stock Awards" column.

(2) Dr. Sivaram did not receive refresh equity awards due to the grant awarded to him in connection with his transition into the role of New CEO of the Company. See "New-Hire and Promotion Equity Awards—New CEO Grant" below for more information.

(3) Mr. Singh transitioned out of the role of chief executive officer of the Company effective as of February 15, 2024 and therefore did not receive a 2024 refresh award.

The RSU awards vest on equal quarterly installments over a four-year period starting on August 15, 2024, subject to the NEO continuing to be a service provider through the applicable vesting date. The PSU awards vest subject to the Company's achievement of four corporate milestones (the "2024 PSU Milestones"), with each 2024 PSU Milestone corresponding to 25% of the PSUs and vesting on the quarterly vesting date immediately following certification by the compensation committee of such milestone achievement, so long as each such milestone is achieved before May 2027 and the NEO continues to be a service provider through such vesting date.

The 2024 PSU Milestones were designed to be challenging and ambitious, with the goal of incentivizing long-term performance and aligning the interests of senior executives, including our NEOS, with those of stockholders. These milestones, which are linked to technical development and prototype battery cell delivery goals, were intentionally set to be difficult to achieve. This ensures that only significant achievements in the Company's core objectives will result in vesting, reflecting the rigorous nature of the program. The 2024 PSU Milestones are not specifically disclosed due to competitive reasons as discussed above under "Annual Incentive Bonus—2024 Bonus Plan" starting on page 37, but generally consist of technical development demonstration and prototype battery cell delivery goals.

As of December 31, 2024, one 2024 PSU Milestone has been achieved, resulting in 25% of such PSUs vesting for eligible recipients, including our NEOs, in February 2025. The remaining milestones, with a deadline for achievement by May 2027, remain challenging and require sustained performance and continued progress in the Company's technical development and product delivery. The grant date fair values of the refresh equity awards granted to our named executive officers are included in the "Stock Awards" column of the "2024 Summary Compensation Table" and in the "2024 Grants of Plan-Based Awards Table" below.

New-Hire and Promotion Equity Awards

New hire and promotion equity awards are generally determined based on our internal equity grant guidelines and through arm's-length negotiations at the time of hire or promotion. For executive officer roles, the compensation committee does not benchmark new hire or promotion equity compensation at any particular level versus the competitive market data, however it considers total cash and equity compensation peer group data for each role in the determination of individual new hire or promotion equity awards. In making these awards, we consider, among other things, the prospective role and responsibility of the individual executive, competitive factors, the expectations concerning the size of the equity award, the cash compensation to be received by the executive, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

New CEO Grant

In February 2024, Dr. Sivaram was appointed as the our chief executive officer, succeeding Mr. Singh, who had served as the Company's founder chief executive officer since he co-founded the Company in 2010. Upon recommendation of our compensation committee, the board of directors approved certain changes to Dr. Sivaram's initial compensation arrangements as president to align his compensation to his increased responsibilities as president and chief executive officer, including the granting of a one-time long-term incentive equity award in the form of time-based RSUs (40%) and PSUs (60%) (the "New CEO Grant"). The compensation committee approved this non-recurring New CEO Grant with the intent to retain and incentivize Dr. Sivaram, as they vest based on continued service and achievement of certain corporate performance milestones over time and their value is directly linked to stock price, therefore rewarding Dr. Sivaram for sustained growth and aligning his interests directly with those of our stockholders. In setting the New CEO Grant, the compensation committee also reviewed and considered market compensation and outstanding equity award levels for newly-hired and non-founder chief executive officers in the Company's peer group, also taking into consideration the value of Dr. Sivaram's outstanding new hire equity awards. In view of the New CEO Grant, Dr. Sivaram did not receive a refresh equity award in 2024 but he is expected to receive the refresh equity awards in 2025 and going forward in connection with our annual refresh equity award cycle.

The table below lists the New CEO Grant that Dr. Sivaram received in 2024 upon transitioning into the role of New CEO:

New CEO Grant	$	#(1)
RSUs (40%)	7,048,352	976,226
PSUs (60%)	10,572,535	1,464,340
Total	**17,620,887**	**2,440,566**

(1) Calculated based on the trailing 20-day volume weighted average price of the Company's Class A common stock at the time of the approval request for the awards and, accordingly, differs from the grant date fair values reported in the "2024 Summary Compensation Table" below under the "Stock Awards" column.

Previously Granted Outstanding Equity Awards

Bridge Equity Program

In January 2023, the compensation committee approved a proposal for a bridge equity program under the 2020 Plan to motivate and retain senior employees, including named executive officers at that time, amid then challenging market conditions affecting our stock price and, therefore, the value of outstanding equity held by our senior employees. The 2023 Bridge Equity Program, evaluated by the committee alongside the EPA Program and annual refresh equity awards, focused on long-term performance-based compensation and introduced PSU awards that vest based on continued service and achievement of corporate performance milestones, with their value linked to the stock price, thus aligning executive officers' interests with those of stockholders.

As of December 31, 2024, one 2023 PSU milestone has been achieved, resulting in 25% of such PSUs vesting for eligible recipients, including our NEOs, in August 2024. The remaining milestones, with a deadline for achievement by May 2026, remain challenging and require sustained performance and continued progress in the Company's technical development and product delivery.

2021 Extraordinary Performance Award Program

In 2021, our board and shareholders approved the EPA Program. The primary purpose of the EPA Program was to incentivize primarily our Founder CEO and also other NEOs and members of senior management by granting equity awards tied to achieving both exceptional stock performance and significant milestones over a nine-year period. The EPA Program also sought to encourage us to seek large-scale deployment of the Company's technology and accordingly had business milestones that emphasized production and sales growth over the nine-year period.

The EPA Program provided stock option grants to our Founder CEO and other then named executive officers and key selected service providers, that vest over five equal tranches, each covering 20% of the shares subject to the grants. Each of the five tranches vest only if the Company first achieves a new business milestone from one of 11 identified business milestones, and then achieves the next applicable stock price target ($60, $120, $180, $240 and $300), within 10 years of the initial grants. These stock price targets were determined based on analysis of information available at the time of plan design.

Tranche	Business Milestone Requirement	Stock Price Target
1	Achievement of one business milestone	$60
2	Achievement of two business milestones (inclusive of the business milestone applicable to Tranche 1)	$120
3	Achievement of three business milestones (inclusive of the business milestones applicable to Tranche 2)	$180
4	Achievement of four business milestones (inclusive of the business milestones applicable to Tranche 3)	$240
5	Achievement of five business milestones (inclusive of the business milestones applicable to Tranche 4)	$300

The 11 business milestones are as follows:

Business Milestones*
Delivery of an A-sample battery cell that meets specifications agreed upon with an automaker
The validation by an auto maker of a completed B-sample battery cell (a B-sample battery cell is a functional, complete battery cell prototype produced from our pre-pilot or sample production line)
Delivery of at least 1-gigawatt hour (GWh) of battery cells to a single customer
Delivery of at least 3-gigawatt hour (GWh) of battery cells to each of three or more customers, with at least one of such customer being an auto maker
$5 billion in GAAP revenue over a period of trailing four quarters
$10 billion in GAAP revenue over a period of trailing four quarters
Total cumulative battery cell production of 500 GWh
Total cumulative battery cell production of 1,000 GWh
Adjusted EBITDA margin of at least 25% over four consecutive quarters
10% of worldwide market share in automotive battery cells (excluding China)
20% of worldwide market share in automotive battery cells (excluding China)

* To permit flexibility in how the business develops, the production and market share targets include cells manufactured by the Company and its subsidiaries, joint ventures and licensees, and by cell makers who incorporate separators manufactured by or under license from the Company.

As of December 31, 2024, one business milestone has been achieved; however, because no stock price target has been achieved, no shares have vested to date.

As part of the EPA Program design process, our compensation committee and board of directors sought to balance a variety of important objectives, including to motivate and incentivize long-term commitment by our Founder CEO and other key service providers, including our NEOs, to deliver sustainable and significant stockholder value through the achievement of ambitious performance milestones. In the context of our current leadership and strategic direction following our CEO Transition, the EPA Program's purpose to motivate our leadership and key contributors to remain dedicated to the Company has been greatly diminished. Therefore, in February 2025, our NEOs (other than our New CEO) and certain other senior employees entered into agreements with the Company to irrevocably waive and forfeit the stock options granted to them under the EPA Program. For additional information see the discussion below under "EPA Waiver."

The table below lists the option awards under the EPA Program that our NEOs received in 2021 and that were outstanding as of December 31, 2024, all of which have since been irrevocably waived and forfeited in 2025, for no consideration, as described below:

Name	Options Awarded under the EPA Program
Kevin Hettrich	419,956
Dr. Timothy Holme	839,913
Michael McCarthy	419,956
Dr. Mohit Singh	839,913

EPA Waiver

On February 24, 2025, our NEOs (other than our New CEO who was not yet an employee of the Company when the EPA Program was designed and implemented and, therefore, did not and cannot receive any awards under the EPA Program) and certain other senior employees entered into agreements with the Company to irrevocably waive and forfeit the stock options granted to them under the EPA Program. These waivers were made without consideration from the Company and such participants have not received any promises for any consideration in exchange for their waivers.

The decision to waive participation in and forfeit the stock options granted under the EPA Program reflects the shared assessment of Company management that the program no longer achieves its intended objectives. Specifically:

- The departure of our Founder CEO, who was the primary beneficiary of the EPA Program, along with several other original recipients, has resulted in strategic misalignment. Under the terms of the program, no additional stock options can be granted to the New CEO or other employees. Therefore, the original purpose of the EPA Program to incentivize long-term commitment has significantly diminished.

- Given that the vesting thresholds begin at $60 per share of our Class A common stock—an amount far exceeding the stock price of $5.19 as of December 31, 2024 (in comparison with $24.91 at the time the program was approved on October 21, 2021)—it is highly unlikely that these milestones will be achieved within a reasonable timeframe regardless of any business milestone achievements. As a result, the stock options are significantly "underwater" and unlikely to vest.

- Continued administration of the EPA Program imposes considerable administrative burdens, requiring substantial internal resources for ongoing monitoring, record-keeping, compliance tracking, financial reporting and management oversight. Eliminating these tasks allows management to focus more effectively on strategic and operational initiatives critical to the Company's success.

- Outstanding EPA grants create equity overhang, restricting the availability of Company stock for other strategic purposes. By freeing up equity previously reserved under the EPA Program, the Company can reallocate shares more effectively to support broader workforce talent retention, align employee interests with those of stockholders, and strengthen overall organizational motivation and performance.

In alignment with the Company's commitment to long-term value creation and stockholder interests, our leadership team determined that waiving these stock option awards was in the best interest of both the Company and its stockholders. This decision also reflects a broader strategic and team alignment, ensuring that our incentive programs are fully aligned with the Company's new direction under the New CEO's leadership.



EPA Program:
% of Options Outstanding

100% — Full Allocation
95% — 2022
90% — 2023
35% — 2024
11% — 2025 to date

Since establishment of the EPA Program, certain senior employees who received EPA Program awards have departed from the Company and their grants were automatically terminated concurrent with their departures. Over the years, these departures have led to a natural decline in the number of outstanding shares held up under the EPA Program.

After taking into account the waivers and senior employee departures over the years, including our Founder CEO, the number of outstanding options under the EPA Program has decreased from the full allocation of 16.8 million options in 2021 and 2022 to 1.9 million options as of March 31, 2025, with only 11% of all awards granted under the EPA remaining outstanding as of March 31, 2025.

Welfare and Other Employee Benefits

We provide benefits to our executives, including our NEOs, on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; voluntary critical illness insurance; short- and long-term disability insurance; and a health savings account to those participating in a high deductible health plan.

We provide a tax-qualified Section 401(k) plan for all employees, including the NEOs. We do not provide a match for participants' elective contributions to the 401(k) plan, nor do we provide to employees, including our NEOs, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, nonqualified deferred compensation plans, and nonqualified defined contribution plans.

Perquisites

Our NEOs are eligible to participate in the same benefit and perquisite programs as our other employees, except that our NEOs and certain other senior employees are eligible for a financial consulting and planning service sponsored by the Company.

Executive Letter Agreements

We do not have formal employment agreements with any of our NEOs. Each of our NEOs other than our Founder CEO have entered into employment offer letters with us at the time of his hire or promotion, as the case may be, setting forth their respective initial compensation, that the NEOs' employment is "at will," and also including customary confidentiality, non-solicitation and intellectual property assignment provisions.

Severance Arrangements

Change in Control and Severance Agreements

In late 2020, our compensation committee determined it was appropriate to design a program that provides for certain payments and benefits in the event of a qualifying termination of employment, including a termination of employment in connection with a change in control of the Company. Our compensation committee believes that such a program enables selected employees, including our NEOs, to maintain their focus and dedication to their responsibilities to help maximize stockholder value by minimizing distractions due to the possibility of an involuntary termination of employment or a termination of employment in connection with a potential change in control of the Company. We also believe that these arrangements further our interest in encouraging retention among our NEOs.

In March 2021, our board approved a change in control and severance program. We have entered into a change in control and severance agreement, or a CIC Agreement, with each of our NEOs.

The CIC Agreements require us to make specific payments and benefits in connection with the termination of an executive officer's employment under certain circumstances. These CIC Agreements superseded any other agreement or arrangement relating to severance benefits with these executive officers or any terms of their option agreements related to vesting acceleration or other similar severance-related terms.

The CIC Agreements will remain in effect for an initial term of three years. At the end of the initial term, each CIC Agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The CIC Agreements also acknowledge that each of these NEOs is an at-will employee, whose employment can be terminated at any time. In order to receive the severance benefits under the CIC Agreements, each of these NEOs is obligated to execute a release of claims against us.

Our Founder CEO was not entitled to and did not receive any severance payments in connection with his transition away from the role of chief executive officer in February 2024 or his later retirement from the board in December 2024.

For a description of the potential payments under the CIC Agreements and change in control provisions under our EPA Program, see "Compensation Tables—Potential Payments upon Termination or Change in Control" below.

Other Compensation Policies

Compensation Recovery Policy

In October 2023, our compensation committee reviewed and approved a compensation recovery policy (the "Clawback Policy"), designed to comply with, and be interpreted in a manner consistent with, Section 10D of the Exchange Act and the applicable rules of the NYSE. Under the Clawback Policy, the Company will recover certain incentive-based compensation erroneously awarded (the "Excess Compensation") to a current or former Section 16 officer of the Company, as defined in Rule 16a-1(f) under the Exchange Act (a "Covered Officer"), in the event of an accounting restatement. Unless an exception applies, the Company will recover reasonably promptly from each Covered Officer the Excess Compensation received by such Covered Officer in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws as provided in the Clawback Policy. Furthermore, under the Clawback Policy, the Company is prohibited from indemnifying any Covered Officer against the loss of Excess Compensation and from paying or reimbursing a Covered Officer for purchasing insurance to cover any such loss.

With respect to options granted under the EPA Program, we are entitled to recover the option and any compensation previously paid to or profits realized by a participant with respect to the participant's option, in the event that we determine that there was (i) any willful, material violation by the participant of any law or regulation applicable to the business of any Company group member, (ii) the participant's conviction for, or plea of guilty or no contest to, a felony or a crime involving moral turpitude, (iii) any willful perpetration by the participant of a common law fraud or (iv) any other misconduct by the participant which is materially injurious to the business reputation of, or is otherwise materially injurious to, any Company group member.

Additionally, our 2020 Plan and Employee Incentive Compensation Plan permit us to implement additional compensation recoupment provisions.

Stock Ownership Guidelines

We adopted stock ownership guidelines for directors and executive officers of the Company, which became effective as of April 21, 2022. These guidelines require that, subject to certain exceptions, the directors and executive officers own common stock with a value equal to at least:

- in the case of outside directors, three times the value of his or her annual retainer for service on the board of directors (not including any additional fees received for committee service, lead independent director service, or meeting attendance);

- in the case of the chief executive officer, five times the value of his or her annual base salary;

- in the case of each other executive officer, three times the value of his or her annual base salary.

Such ownership levels must be satisfied by the later of the fifth anniversary of the effective date of the guidelines or five years after a person becomes a director or executive officer. After the end of the applicable five-year phase-in period, unless and until a director or executive officer has satisfied his or her applicable level of ownership, he or she is required to retain an amount equal to 50% of the shares received as the result of the exercise, vesting or payment of any equity awards after any shares are sold or withheld, as the case may be, to (i) pay any applicable exercise price for an equity award or (ii) satisfy withholding tax obligations arising in connection with the exercise, vesting or payment of an equity award.

Our compensation committee is responsible for, monitors compliance with, and periodically reviews such guidelines. Our compensation committee also actively tracks the compliance or phase-in period for compliance of each of our executive officers and directors to ensure alignment with Company policy and goals. Each of our executive officers and directors is currently either in compliance with these guidelines or is in the applicable phase-in period for compliance.

Derivatives Trading, Hedging and Pledging Policy

Pursuant to our Insider Trading Policy, our employees, including the members of our executive team and the members of our board of directors, are prohibited from engaging in transactions involving derivative securities or otherwise that would hedge the risk of ownership of our equity securities and from pledging our equity securities as collateral for any loan or as part of any other pledging transaction, or holding our common stock in margin accounts.

Policies and Practices Related to the Grant of Certain Equity Awards

Since becoming a public company in November 2020, we generally do not grant awards of stock options, stock appreciation rights, or similar option-like instruments, with the exception of the stock options granted under the EPA Program as discussed above under "2024 Compensation Overview—Long-Term Incentive Equity Awards—Previously Granted Outstanding Equity Awards—2021 Extraordinary Performance Award Program." Accordingly, we currently have no specific policy or practice on the timing of awards of such options in relation to the disclosure of material nonpublic information by our Company. In the event that we determine to grant new awards of such options in the future, our board of directors will evaluate the appropriate steps to take in relation to the foregoing.

Tax and Accounting Considerations

Tax Considerations

We have not provided any of our NEOs with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Sections 280G, 4999 or 409A. Code Sections 280G and 4999 provide that named executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our Company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Code Section 409A.

Under Code Section 162(m), we are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for our chief executive officer and certain of our current and former highly compensated executive officers that are "covered employees" under Code Section 162(m) (collectively "covered employees"). While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. We have not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers. The compensation committee may consider tax deductibility under Code Section 162(m) as a factor in its compensation decisions, and retains the flexibility to provide compensation for the executive officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m).

Accounting Considerations

We take financial reporting implications into consideration in designing compensation plans and arrangements for the members of our executive team, other employees and the non-employee members of our board of directors. These accounting considerations include Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), the standard which governs the accounting treatment of stock-based compensation awards and require us to estimate the fair value of each equity award (including stock options and RSUs) and record the compensation expense over the underlying vesting period each award.

Compensation-Related Risk

Our board of directors is responsible for the oversight of our risk profile, including compensation-related risks. Our compensation committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking. In cooperation with management, our compensation committee reviewed our 2024 compensation programs. Our compensation committee believes the mix and design of the elements of such programs do not encourage our employees to assume excessive risks and accordingly are not reasonably likely to have a material adverse effect on our Company. We have designed our compensation programs to be balanced so that our employees are focused on both short-term and long-term financial and operational performance. In particular, the weighting towards long-term incentive compensation discourages short-term risk taking. Goals are appropriately set with targets that encourage growth in the business.

Report of the Compensation Committee

The following report of the compensation committee shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Our compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, our compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the compensation committee of the board of directors:

Prof. Dr. Jürgen Leohold (Chair)
Brad Buss
Jeneanne Hanley

Compensation Tables

2024 Summary Compensation Table

The following table sets forth information regarding the compensation reportable for our named executive officers for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Dr. Siva Sivaram President, Chief Executive Officer & Director(4)	2024	773,231	18,829,058	—	4,189	19,606,478
	2023	143,711	6,095,378	—	—	6,239,089
	2022	—	—	—	—	—
Jagdeep Singh Founder, Chief Executive Officer & Director(5)	2024	193,846	—	—	432	194,278
	2023	772,240	8,193,074	—	—	8,965,314
	2022	611,836	—	153,125	—	764,961
Kevin Hettrich Chief Financial Officer	2024	475,360	4,011,488	—	15,655	4,502,502
	2023	468,474	4,446,045	—	—	4,914,519
	2022	431,228	2,120,420	54,591	—	2,606,240
Dr. Timothy Holme Chief Technology Officer	2024	483,885	3,793,932	—	1,190	4,279,007
	2023	436,440	4,463,184	—	—	4,899,624
	2022	405,739	1,884,830	53,726	—	2,344,295
Michael McCarthy Chief Legal Officer	2024	483,885	3,482,828	—	11,091	3,977,804
	2023	429,308	4,446,045	—	—	4,875,352
	2022	404,820	2,120,420	54,591	—	2,579,832
Dr. Mohit Singh Chief Development Officer	2024	483,885	3,793,932	—	1,460	4,279,277
	2023	435,291	4,463,184	—	—	4,898,474
	2022	406,765	1,884,830	54,159	—	2,345,753

(1) The amounts in this column represent the aggregate grant date fair value of awards granted to each named executive officer, computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for a discussion of the grant-date fair value of our equity awards. In 2024 and 2023, these amounts include payments to each named executive officer in the form of equity pursuant to our annual incentive bonus plan. Our 2024 Bonus Plan is described above in the section entitled "Compensation Discussion and Analysis—2024 Compensation Overview—Annual Incentive Bonus—2024 Bonus Plant" and provided for the payout of the bonus value in the form of fully vested RSUs. The amount of the bonus payout in value and number of RSUs granted to our named executive officers as interim and final payouts under the 2024 Bonus Plan is disclosed in the referenced section.

(2) These amounts include payments to these named executive officers in cash pursuant to our 2022 incentive bonus plan.

(3) These amounts include group term life insurance, cell-phone reimbursement and/or financial planning fringe benefits.

(4) Dr. Sivaram joined the Company as president on September 11, 2023, and was appointed as the Company's president, chief executive officer and director effective February 15, 2024.

(5) Effective February 15, 2024, Mr. Singh ceased to be the Company's chief executive officer and remained as chairman of the Company's board of directors until December 31, 2024.

Grants of Plan-Based Awards in Fiscal Year 2024

The following table presents information concerning each grant of a plan-based award made to a named executive officer in fiscal year 2024 under any plan.

Name(1)	Approval Date	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards (2)(3)					All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards(4)($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Maximum (#)		
Dr. Siva Sivaram									
New CEO Grant - PSU	2/15/2024	2/15/2024	—	—	—	366,085	1,464,340	—	—
New CEO Grant - RSU	2/15/2024	2/15/2024	—	—	—	—	—	976,226	7,048,352
Bonus Plan	3/28/2024	8/5/2024	48,327	966,539	1,449,809	—	—	—	—
Kevin Hettrich									
Annual Refresh - PSU	4/5/2024	4/5/2024	—	—	—	77,776	311,105	—	—
Annual Refresh - RSU	4/5/2024	4/5/2024	—	—	—	—	—	311,105	1,860,408
Bonus Plan	3/28/2024	8/5/2024	11,884	237,680	356,520	—	—	—	—
Dr. Timothy Holme									
Annual Refresh - PSU	4/5/2024	4/5/2024	—	—	—	72,983	291,932	—	—
Annual Refresh - RSU	4/5/2024	4/5/2024	—	—	—	—	—	291,932	1,745,753
Bonus Plan	3/28/2024	8/5/2024	12,097	241,943	362,914	—	—	—	—
Michael McCarthy									
Annual Refresh - PSU	4/5/2024	4/5/2024	—	—	—	66,480	265,920	—	—
Annual Refresh - RSU	4/5/2024	4/5/2024	—	—	—	—	—	265,920	1,590,202
Bonus Plan	3/28/2024	8/5/2024	12,097	241,943	362,914	—	—	—	—
Dr. Mohit Singh									
Annual Refresh - PSU	4/5/2024	4/5/2024	—	—	—	72,983	291,932	—	—
Annual Refresh - RSU	4/5/2024	4/5/2024	—	—	—	—	—	291,932	1,745,753
Bonus Plan	3/28/2024	8/5/2024	12,097	241,943	362,914	—	—	—	—

(1) Jagdeep Singh transitioned out of the role of chief executive officer of the Company effective as of February 14, 2024 and therefore is omitted from this table as he did not receive a 2024 refresh grant and was ineligible to participate in the 2024 Bonus Plan.

(2) Dollar amounts shown represent each named executive officer's threshold, target and maximum bonus opportunity under our 2024 Bonus Plan. Our 2024 Bonus Plan is described above in the section entitled *"Compensation Discussion and Analysis—2024 Compensation Overview—Annual Incentive Bonus—2024 Bonus Plan"* and provided for the payout of the bonus value in the form of fully vested RSUs. The amount of the bonus payout in value and aggregate number of RSUs granted to our named executive officers as interim and final payouts under the 2024 Bonus Plan is disclosed in the referenced section.

(3) Share number amounts shown represent each named executive officer's threshold and target/maximum PSUs under the Refresh Equity Awards and New CEO Grant, as applicable, and both PSUs will vest upon the achievement of the 2024 PSU Milestones. As of December 31, 2024, one 2024 PSU Milestone has been achieved, resulting in 25% of the PSUs vesting for eligible recipients in February 2025. Our Refresh Equity Awards and New CEO Grant are described above in the section entitled "Compensation Discussion and Analysis—2024 Compensation Overview—Long-Term Incentive Equity Awards."

(4) The amounts in this column represent the aggregate grant date fair value of the award computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for a discussion of the grant date fair value of our equity awards.

Outstanding Equity Awards at 2024 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2024.

Name	Grant Date	Option Awards — Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price (#)	Option Expiration Date	Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)(3)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(3)(4)
Dr. Siva Sivaram(5)	10/9/2023	—	—	—	—	229,166	1,189,372	250,000	1,297,500
Dr. Siva Sivaram(6)	10/9/2023	—	—	—	—	111,111	576,666	—	—
Dr. Siva Sivaram(7)	2/15/2024	—	—	—	—	976,226	5,066,613	1,464,340	7,599,925
Jagdeep Singh(8)	8/19/2016	961,350	—	1.31	8/19/2026	—	—	—	—
Jagdeep Singh(9)	3/15/2017	6,498,753	—	1.33	3/15/2027	—	—	—	—
Kevin Hettrich(10)	5/3/2016	58	—	1.31	5/3/2026	—	—	—	—
Kevin Hettrich(9)	3/15/2017	50,907	—	1.33	3/15/2027	—	—	—	—
Kevin Hettrich(11)	6/5/2019	266,088	—	2.38	6/5/2029	—	—	—	—
Kevin Hettrich(12)	12/16/2021	—	419,956	23.04	12/16/2031	—	—	—	—
Kevin Hettrich(13)	3/3/2022	—	—	—	—	52,244	271,146	—	—
Kevin Hettrich(14)	1/24/2023	—	—	—	—	94,985	492,972	113,982	591,567
Kevin Hettrich(15)	4/6/2023	—	—	—	—	83,925	435,571	25,177	130,669
Kevin Hettrich(16)	4/5/2024	—	—	—	—	272,217	1,412,806	311,105	1,614,635
Dr. Timothy Holme(9)	3/15/2017	479,638	—	1.33	3/15/2027	—	—	—	—
Dr. Timothy Holme(12)	12/16/2021	—	839,913	23.04	12/16/2031	—	—	—	—
Dr. Timothy Holme(13)	3/3/2022	—	—	—	—	46,440	241,024	—	—
Dr. Timothy Holme(14)	1/24/2023	—	—	—	—	94,985	492,972	113,982	591,567
Dr. Timothy Holme(15)	4/6/2023	—	—	—	—	85,100	441,669	25,530	132,501
Dr. Timothy Holme(16)	4/5/2024	—	—	—	—	255,440	1,325,734	291,932	1,515,127
Michael McCarthy(11)	6/5/2019	400,000	—	2.38	6/5/2029	—	—	—	—
Michael McCarthy(12)	12/16/2021	—	419,956	23.04	12/16/2031	—	—	—	—
Michael McCarthy(13)	3/3/2022	—	—	—	—	52,244	271,146	—	—
Michael McCarthy(14)	1/24/2023	—	—	—	—	94,985	492,972	113,982	591,567
Michael McCarthy(15)	4/6/2023	—	—	—	—	83,925	435,571	25,177	130,669
Michael McCarthy(16)	4/5/2024	—	—	—	—	232,680	1,207,609	265,920	1,380,125
Dr. Mohit Singh(9)	3/15/2017	539,713	—	1.33	3/15/2027	—	—	—	—
Dr. Mohit Singh(11)	6/5/2019	603,262	—	2.38	6/5/2029	—	—	—	—
Dr. Mohit Singh(12)	12/16/2021	—	839,913	23.04	12/16/2031	—	—	—	—
Dr. Mohit Singh(13)	3/3/2022	—	—	—	—	46,440	241,024	—	—
Dr. Mohit Singh(14)	1/24/2023	—	—	—	—	94,985	492,972	113,982	591,567
Dr. Mohit Singh(15)	4/6/2023	—	—	—	—	85,100	441,669	25,530	132,501
Dr. Mohit Singh(16)	4/5/2024	—	—	—	—	255,440	1,325,734	291,932	1,515,127

(1) All stock options that were granted prior to 2021 were granted pursuant to the 2010 Equity Incentive Plan.

(2) All stock options granted in 2021 were EPA Program awards and granted pursuant to the 2020 Plan. Such awards were irrevocably waived and forfeited by our named executive officers for no consideration as of February 2025 as described above under "Compensation Discussion and Analysis—2024 Compensation Overview—Long-Term Incentive Equity Awards—Previously Granted Outstanding Equity Awards—2021 Extraordinary Performance Award Program—EPA Waiver."

(3) The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing market price of our Class A common stock on the NYSE on December 31, 2024, which was $5.19 per share.

(4) Other than the awards granted under the EPA Program, the unvested shares of each outstanding equity award is eligible for accelerated vesting in the event the applicable named executive officer's employment is terminated in a qualifying termination in connection with a change in control. The acceleration rights are described below under "Other Compensation—Potential Payments upon Termination or Change in Control."

(5) 1/4th of the time-based RSUs vest on August 15, 2024 and 1/16th of the time-based RSUs vest quarterly thereafter, subject to the recipient's continuing to be a service provider through the applicable vesting date. 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date. As of December 31, 2024, one milestone has been achieved, resulting in 25% of such PSUs vesting in August 2024.

(6) 1/8th of the RSUs quarterly over a two-year period starting on November 15, 2023, subject to the holder's continued service through each vesting date.

(7) 1/4th of the time-based RSUs vest on February 15, 2025 and 1/16th of the time-based RSUs vest quarterly thereafter, subject to the recipient's continuing to be a service provider through the applicable vesting date. 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2027 and subject to the holder's continued service through each vesting date. As of December 31, 2024, one milestone has been achieved, resulting in 25% of such PSUs vesting in February 2025.

(8) These option shares vested by December 10, 2018 and remained exercisable until March 31, 2025, three months after Mr. J. Singh ceased to be a service provider to the Company.

(9) These option shares vested as to 1/48th of the total shares subject to the option on May 1, 2017, and the remainder vested on each monthly anniversary thereafter. With respect to Mr. J. Singh, these options remained exercisable until March 31, 2025, three months after he ceased to be a service provider to the Company.

(10) These option shares vested on April 27, 2019.

(11) These option shares vested as to 1/48th of the total shares subject to the option on July 5, 2019, and the remainder vested on each monthly anniversary thereafter.

(12) These options shares vests based on attainment of certain performance conditions described above under "Compensation Discussion and Analysis—2024 Compensation Overview—Long-Term Incentive Equity Awards—Previously Granted Outstanding Equity Awards—2021 Extraordinary Performance Award Program." Such EPA Program awards were irrevocably waived and forfeited by our named executive officers for no consideration as of February 2025 as described in the same section noted above under "—EPA Waiver."

(13) 1/16th of the RSUs vest quarterly over a four-year period starting on August 15, 2022, subject to the holder's continued service as of each vesting date.

(14) 1/12th of the RSUs vest quarterly over a three year-period starting on May 15, 2023, subject to the holder's continued service through each vesting date, and 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date. As of December 31, 2024, one milestone has been achieved, resulting in 25% of such PSUs vesting in August 2024.

(15) 1/16th of the RSUs vest quarterly over a four year-period starting on August 15, 2023, subject to the holder's continued service through each vesting date, and 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date. As of December 31, 2024, one milestone has been achieved, resulting in 25% of such PSUs vesting in August 2024.

(16) 1/16th of the RSUs vest quarterly over a four year-period starting on August 15, 2024, subject to the holder's continued service through each vesting date, and 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2027 and subject to the holder's continued service through each vesting date. As of December 31, 2024, one milestone has been achieved, resulting in 25% of such PSUs vesting in February 2025.

Option Exercises and Stock Vested During Fiscal Year 2024

The following table presents information concerning the aggregate number of shares of our Class A common stock for which stock options were exercised and which were acquired upon the vesting of RSU and PSU awards during fiscal year 2024 by each of our named executive officers.

Name	Option Awards		Stock Awards(1)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Dr. Siva Sivaram	—	—	375,330	2,203,857
Jagdeep Singh(2)	1,538,170	6,395,276	1,159,474	7,246,727
Kevin Hettrich	312,421	1,258,413	266,973	1,574,932
Dr. Timothy Holme	—	—	261,294	1,542,711
Michael McCarthy	947,037	4,210,486	261,325	1,545,082
Dr. Mohit Singh	707,224	3,925,700	261,294	1,542,711

(1) Includes shares acquired upon vesting of the RSUs granted to our named executive officers, as applicable, in the form of an interim bonus payout on August 5, 2024 in connection with the 2024 Bonus Plan. Our 2024 Bonus Plan is described above in the section entitled "Compensation Discussion and Analysis—2024 Compensation Overview—Annual Incentive Bonus—2024 Bonus Plan" and provided for the payout of the bonus value in the form of fully vested RSUs. The amount of the bonus payout in value and aggregate number of RSUs granted to our named executive officers as interim and final payouts under the 2024 Bonus Plan is disclosed in the referenced section.

(2) Mr. J. Singh's stock awards include shares acquired upon vesting of his outstanding equity awards which continued to vest in accordance with their terms until December 31, 2024 when he ceased to be a service provider to the Company.

Other Compensation

Welfare and Other Employee Benefits

We provide benefits to our, executives, including our named executive officers, on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; voluntary critical illness insurance; short-and long-term disability insurance; and a health savings account to those participating in a high deductible health plan.

We provide a tax-qualified Section 401(k) plan for all employees, including the named executive officers. We do not provide a match for participants' elective contributions to the 401(k) plan, nor do we provide to employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

Perquisites

Our NEOs are eligible to participate in the same benefit and perquisite programs as our other employees, except that our NEOs and certain other senior employees are eligible for a financial consulting and planning service sponsored by the Company.

Potential Payments upon Termination or Change in Control

We entered into change in control and severance agreements (each, a "CIC Agreement") with each of our named executive officers, which require us to make specific payments and benefits in connection with the termination of such named executive officers' employment under certain circumstances.

The CIC Agreements will remain in effect for an initial term of three years. At the end of the initial term, each CIC Agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The CIC Agreements also acknowledge that each of these named executive officers is an at-will employee, whose employment can be terminated at any time. In order to receive the severance payments and benefits described below, each of these named executive officers is obligated to execute a release of claims against us.

In the event of a termination of employment without "cause" (as defined in the CIC Agreement) outside of the "change in control period" (as generally defined below), such named executive officer will receive the following:

- Continued base salary for 6 months, or 12 months for our New CEO;
- 50% of their target annual bonus for our New CEO, and up to 50% of each other named executive officer's potential bonus, in the discretion of our compensation committee;
- paid COBRA benefits for up to 6 months, or 12 months for our New CEO; and
- no acceleration of equity awards.

In the event of a termination of employment without "cause" or a resignation for "good reason" (as defined in the CIC Agreement) during the "change in control period," such named executive officer will receive the following:

- a lump-sum payment of 12 months of base salary;
- a lump-sum payment equal to 100% of the target annual bonus;
- paid COBRA benefits for up to 12 months; and
- 100% acceleration of equity awards.

In the event any payment to one of our named executive officers is subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a "parachute payment" under Section 280G of the Code), such named executive officer will be entitled to receive such payment as would entitle him or her to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of the CIC Agreements, "change in control period" means generally the period beginning three months prior to, and ending 12 months following, a change in control of us.

The following table summarizes the potential amounts payable to each of our named executive officers under the CIC Agreements, assuming that a termination, as described, occurred on December 31, 2024. Our Founder CEO was not entitled to and did not receive any severance payments in connection with his transition away from the role of chief executive officer or his later retirement from the board and therefore is omitted from the following table.

Name	Termination Without Cause or Resignation for Good Reason				Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control ("Double Trigger")			
	Salary Severance ($)	Bonus Severance ($)(1)	Value of Continued Health Coverage ($)	Value of Accelerated Vesting ($)	Salary Severance ($)	Bonus Severance ($)	Value of Continued Health Coverage ($)	Value of Accelerated Vesting ($)(2)
Dr. Siva Sivaram	820,000	604,086	38,491	—	820,000	1,208,171	38,491	15,730,075
Kevin Hettrich	244,500	145,336	396	—	489,000	290,672	793	4,949,366
Dr. Timothy Holme	244,500	151,212	19,165	—	489,000	302,425	38,330	4,740,593
Michael McCarthy	244,500	151,212	19,246	—	489,000	302,425	38,491	4,509,658
Dr. Mohit Singh	244,500	151,212	12,421	—	489,000	302,425	24,841	4,740,593

(1) For the named executives officers other than the New CEO, the payment of any bonus severance amount in the event of a termination of employment without "cause" outside of the "change in control period" is in the sole discretion of the compensation committee of the board of directors.

(2) The value of accelerated vesting is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing market price of our Class A common stock on the NYSE on December 31, 2024, which was $5.19 per share. The number of unvested shares held by each applicable named executive officer is listed above under "Outstanding Equity Awards at 2024 Year End."

EPA Program

On February 24, 2025, certain of our named executive officers and certain other senior employees entered into agreements with the Company to irrevocably waive and forfeit the stock options granted to them under the EPA Program. These EPA Waivers were made without consideration from the Company and participants have not received any promises for any consideration in exchange for the waiver. As of December 31, 2024, certain of our named executive officers were still participants of the EPA Program and therefore a description of the EPA Program mechanics upon a change of control of the Company is disclosed above under "Compensation Discussion and Analysis—2024 Compensation Overview—Long-Term Incentive Equity Awards—Previously Granted Outstanding Equity Awards—2021 Extraordinary Performance Award Program" above, followed by additional details about the EPA Waiver.

There is no automatic vesting of any part of award under the EPA Program upon a change in control of the Company and the program is structured to terminate following any final payment, if any, that is triggered upon a change in control of the Company. This treatment supersedes any conflicting treatment pursuant to any other agreement between the Company and a participant.

In a change in control situation, the business milestone requirement will not be applicable and our stock price for the purposes of determining achievement of any stock price targets will be the price per share paid in such change in control. In the event that our stock price by this measure falls between two stock price targets, linear interpolation between the two applicable stock price targets will be used to determine an additional portion of the awards under our EPA Program that will become vested. Any portion of an EPA that is not vested upon a change in control will terminate.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee have ever been an executive officer or employee of our Company. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve on our board of directors or compensation committee.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2024, specifically our 2010 Equity Incentive Plan (the "2010 Plan"), 2020 Equity Incentive Plan (the "2020 Plan"), and our 2020 Employee Stock Purchase Plan (the "ESPP"). Each of the 2010 Plan, the 2020 Plan, and the ESPP has been approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders(2)	57,493,151	$7.36	58,720,883
Equity compensation plans not approved by stockholders	—	—	—
Total	57,493,151	$7.36	58,720,883

(1) The weighted average exercise price is calculated based solely on 24,043,408 outstanding stock options. It does not take into account restricted stock units or shares issued under the ESPP, neither of which have any exercise price.

(2) Consists of (i) options to purchase a total of 18,164,022 shares of our Class A common stock under the 2010 Plan, (ii) options to purchase a total of 5,879,386 shares of our Class A common stock under the 2020 Plan, and (iii) 33,449,743 shares of our Class A common stock that are subject to outstanding RSUs (including performance-based RSUs) under the 2020 Plan. Excludes purchase rights currently accruing under the ESPP. Our 2020 Plan provides that on the first day of each fiscal year beginning with fiscal year 2022, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 41,500,000 shares of Class A common stock, (ii) five percent (5%) of the aggregate number of shares of common stock outstanding on December 31st of the preceding fiscal year, or (iii) such other amount as may be determined by our board of directors. Our ESPP provides that on the first day of each fiscal year, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 7,600,000 shares of Class A common stock, (ii) one percent (1%) of the aggregate number of shares of common stock outstanding on such date, or (iii) such other amount as may be determined by our board of directors. On January 1, 2024, the number of shares of our Class A common stock available for grant and issuance under the 2020 Plan increased by 24,651,556 shares. On January 1, 2025, the number of shares of our Class A common stock available for grant and issuance under the 2020 Plan increased by 27,127,454 shares. The January 1, 2025 increase is not reflected in the table above.

Chief Executive Officer Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the total compensation of our chief executive officer and the total annual compensation of our median employee (other than the chief executive officer). In connection with out CEO Transition in 2024, we are providing the combined total annual compensation of (1) Jagdeep Singh, our chief executive officer until February 14, 2024, and (2) Siva Sivaram, our chief executive officer as of February 15, 2024, and the total annual compensation of our median employee (other than Mr. Singh and Dr. Sivaram). For our last completed fiscal year, which ended December 31, 2024:

- The median of the total annual compensation of all employees of our Company, including temporary employees and interns and excluding Mr. Singh and Dr. Sivaram, was $216,222.

- Mr. Singh's annual total compensation as chief executive officer (until February 14, 2024) was $194,278 and Dr. Sivaram's annual total compensation as chief executive officer (effective February 15, 2024) was $19,606,478, resulting in an annual total combined compensation for our chief executive officers of $19,800,757.

- Based on the above, for fiscal year 2024, Mr. Singh and Dr. Sivaram's combined total annual compensation as chief executive officers to the median of the total annual compensation of all employees was 92 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments and estimates that we used were as follows:

- To identify the "median employee" from our employee population we used payroll records as of December 31, 2024 (including temporary employees and interns and excluding Mr. Singh and Dr. Sivaram, as applicable). The compensation measure included the following: annualized base salary and target bonus that employees were eligible to earn during the year.

- With respect to the annual total compensation of the "median employee," we identified and calculated the elements of such employee's compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $216,222.

- With respect to the annual total compensation for each of Mr. Singh and Dr. Sivaram, we used the amount reported in the "Total" column of our 2024 Summary Compensation Table included in this proxy statement, provided that, for Dr. Sivaram, we used only the amount he received after assuming the chief executive officer role in February 15, 2024.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the "compensation actually paid" to our named executive officers and certain measures of company performance.

The overall objective of our executive compensation program is to tie executive compensation to the performance of our Company, and to motivate our executives, including our named executive officers, to make a long-term commitment to our success. While our executive compensation program rewards individual and Company performance via a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe provide appropriate incentives to retain and motivate our named executive officers, as a development stage Company with no revenue to date, we have not used any financial performance measure to link the "compensation actually paid" to our named executive officers to Company performance. Our EPA Program includes stock price, GAAP revenue and adjusted EBITDA as performance metrics but those are not metrics that guide current compensation decisions. The performance milestones under the PSUs awarded to our named executive officers in 2023 and 2024 as part of their new hire, annual refresh equity awards and 2023 Bridge Equity Program, as applicable, are operational milestones related to technical development demonstrations and battery cell deliveries. Hence, we have not included an additional column for a Company-Selected Measures (as defined under §229.201(v)(2)(vi) of Regulation S-K) in this table. See *"Compensation Discussion and Analysis"* for information about our compensation philosophy and EPA Program.

"Compensation actually paid" does not mean that our named executive officers were actually paid those amounts in the listed year, but reflects a dollar amount derived from the starting point of the "Total" column of our 2024 Summary Compensation Table under the methodology prescribed under the relevant rules. The material that follows is provided in compliance with these rules however additional information regarding our compensation philosophy, the structure of our performance-based compensation programs, and compensation decisions made this year is described above in our "Compensation Discussion and Analysis."

The following table provides information regarding "compensation actually paid" to our principal executive officer, or PEO, and other named executive officers, or NEOs, for each year from 2020 to 2024, compared to our total shareholder return (TSR) from November 27, 2020 through the end of each such year.

							Value of Initial Fixed $100 Investment Based On:		
Year	Summary Compensation TableTotal for First PEO ($)(1)(2)	"Compensation Actually Paid" to First PEO ($)(1)(3)	Summary Compensation Table Total for Second PEO ($)(1)(2)	"Compensation Actually Paid" to Second PEO ($)(1)(3)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(4)	Average "Compensation Actually Paid" to Non-PEO NEOs ($)(5)	Total Shareholder Return ($) (6)	Peer Group Total Shareholder Return ($)(7)	Net Income/(Net Loss) (in thousands) ($)(8)
2024	194,278	(19,001,631)	19,606,478	13,232,755	4,259,648	2,566,609	14.03	21.02	(477,857)
2023	8,965,314	12,852,108	—	—	5,237,927	5,602,177	18.78	31.22	(445,145)
2022	764,961	(89,844,716)	—	—	2,469,030	(8,372,144)	15.32	40.26	(411,907)
2021	69,102,285	(176,295,847)	—	—	6,997,126	(25,845,557)	59.97	75.02	(45,966)
2020	17,052,115	397,139,504	—	—	3,330,187	89,997,105	228.24	108.60	(1,681,777)

(1) Our First PEO is Jagdeep Singh who served as our chief executive officer until February 14, 2024; our Second PEO is Siva Sivaram who was appointed as our chief executive officer effective February 15, 2024.

(2) Represents the total compensation paid to our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.

(3) "Compensation actually paid" does not mean that our PEO was actually paid those amounts in the listed year, but reflects a dollar amount derived from the starting point of the "Total" column of our 2024 Summary Compensation Table under the methodology prescribed under the relevant rules as shown in the adjusted table below. Compensation actually paid for 2020, 2021, 2022 and 2023 as reflected in last year's proxy statement has been adjusted in accordance with the SEC staff's compliance & disclosure interpretations released in November 2023.

	2020	2021	2022	2023	2024 First PEO	2024 Second PEO
Summary Compensation Table Total	**$17,052,115**	**$69,102,285**	**$764,961**	**$8,965,314**	**$194,278**	**$19,606,478**
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	16,719,999	68,368,938	—	8,193,074	—	18,829,058
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	339,636,788	65,345,251	—	6,587,311	—	13,738,503
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	40,536,540	(172,145,787)	(81,158,574)	2,325,878	—	(1,038,888)
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	1,055,264	—	136,206
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	16,634,061	(70,228,657)	(9,451,103)	2,111,416	(758,919)	(380,487)
Adjust for Fair Value as of the Prior Fiscal Year End of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Vesting Conditions in the Fiscal Year	—	—	—	—	(18,436,991)	—
"Compensation Actually Paid"*	**$397,139,504**	**$(176,295,847)**	**$(89,844,716)**	**$12,852,108**	**$(19,001,631)**	**$13,232,755**

*The assumptions used for determining the fair values shown in this table are materially consistent with those used to determine the fair values disclosed as of the grant date of such awards. Note that we have not reported any amounts in our Summary Compensation Table with respect to "Change in Pension and Nonqualified Deferred Compensation" and, accordingly, the adjustments with respect to such items prescribed by the pay-versus-performance rules are not relevant to our analysis and no adjustments have been made. Other adjustments required by Item 402(v) include adjustments for forfeitures, paid dividends, modifications and valuation of pension plans and are excluded from the above table because we did not have any of those elements in our compensation plans for the years covered in this disclosure.

(4) This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

2020	2021	2022	2023	2024
Kevin Hettrich	Kevin Hettrich	Kevin Hettrich	Kevin Hettrich	Kevin Hettrich
Michael McCarthy	Dr. Timothy Holme	Dr. Timothy Holme	Dr. Timothy Holme	Dr. Timothy Holme
	Dr. Mohit Singh	Dr. Mohit Singh	Dr. Mohit Singh	Dr. Mohit Singh
	Celina Mikolajczak	Michael McCarthy	Siva Sivaram	Michael McCarthy

(5) This figure is the average of compensation actually paid for our NEOs other than our PEO in each listed year. "Compensation actually paid" does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of the "Total" column of our 2024 Summary Compensation Table under the methodology prescribed under the SEC's rules as shown in the table below, with the indicated figures showing an average of such figure for all NEOs other than our PEO in each listed year. Compensation actually paid for 2020, 2021 and 2022 as reflected in the April 2024 proxy statement has been adjusted in accordance with the SEC staff's compliance & disclosure interpretations released in November 2023.

	2020	2021	2022	2023	2024
Summary Compensation Table Total	**$3,330,187**	**$6,997,126**	**$2,469,030**	**$5,237,927**	**$4,259,648**
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	2,925,999	6,514,660	2,002,625	4,866,948	3,770,545
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	59,436,417	6,190,632	652,793	4,268,487	3,087,804
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	27,252,515	(20,474,867)	(7,008,319)	162,440	(1,043,586)
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	175,082	438,110	227,635
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	2,903,985	(12,043,788)	(2,658,105)	362,161	(194,347)
"Compensation Actually Paid"*	**$89,997,105**	**$(25,845,557)**	**$(8,372,144)**	**$5,602,177**	**$2,566,609**

*Note that the fair value assumptions shown with respect to footnote 3 apply to the figures in this table as well.

(6) Total shareholder return is calculated by assuming that a $100 investment was made at the close of trading on November 27, 2020, the first day of trading for the Company's stock, and reinvesting all dividends until the last day of each reported fiscal year.

(7) The peer group used is represented by the PBW-Invesco WilderHill Clean Energy ETF, which is a published industry index we also use in the stock performance graph for the purpose of Item 201(e) of Regulation S-K in our Annual Report for the year ended December 31, 2024.

(8) The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

Relationships Between "Compensation Actually Paid" and Performance

The graphs below describe, in a manner compliant with the relevant rules, the relationship between "compensation actually paid" and net loss and total shareholder return. As discussed above, we have not used any financial performance measure to link the "compensation actually paid" to our NEOs to Company performance.

"Compensation Actually Paid" Versus TSR



"Compensation Actually Paid" Versus Net Loss



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of March 31, 2025 by:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class or voting power of our common stock;
- each of our named executive officers;
- each of our directors and director nominees; and
- all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, to our knowledge, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 515,661,115 shares of our Class A common stock and 43,241,267 shares of Class B common stock outstanding as of March 31, 2025. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2025 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of March 31, 2025, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110.

| | Shares Beneficially Owned | | | | | |
| | Class A Common Stock | | Class B Common Stock | | All Common Stock | |
Name of Beneficial Owner	Number	%	Number	%	Number	% of Total Vote+
Greater than 5% Stockholders:						
Volkswagen Group of America Investments, LLC(1)	68,236,103	13.2%	17,980,436	41.6%	86,216,539	26.2%
Gates Frontier, LLC(2)	—	—	3,480,819	8.0%	3,480,819	3.7%
The Vanguard Group(3)	29,366,728	5.7%	—	—	29,366,728	3.1%
Named Executive Officers, Directors and Director Nominees:						
Jagdeep Singh(4)	19,954,279	3.9%	—	—	19,954,279	2.1%
Dr. Siva Sivaram(5)	717,080	*	—	—	717,080	*
Kevin Hettrich(6)	435,690	*	—	—	435,690	*
Dr. Timothy Holme(7)	840,364	*	11,686,003	27.0%	12,526,367	12.4%
Dr. Mohit Singh(8)	1,399,768	*	—	—	1,399,768	*
Michael McCarthy(9)	750,476	*	—	—	750,476	*
Brad Buss(10)	1,673,354	*	—	—	1,673,354	*
Jeneanne Hanley	58,931	*	—	—	58,931	*
Susan Huppertz	66,263	*	—	—	66,263	*
Prof. Dr. Jürgen Leohold	402,656	*	—	—	402,656	*
Dr. Gena Lovett	40,956	*	—	—	40,956	*
Dr. Günther Mendl(11)	—	—	—	—	—	—
Prof. Dr. Fritz Prinz(12)	1,379,607	*	10,087,631	23.3%	11,467,238	10.8%
Dipender Saluja(13)	289,620	*	—	—	289,620	*
Sebastian Schebera(14)	—	—	—	—	—	—
Dennis Segers(15)	4,712	*	—	—	4,712	*
JB Straubel	812,906	*	—	—	812,906	*
All directors, director nominees and current executive officers as a group (16 individuals)(16)	**8,872,383**	**1.7%**	**21,773,634**	**50.4%**	**30,646,017**	**23.8%**

*Represents beneficial ownership of less than 1%.
+ Shares of Class A common stock have one vote per share, while shares of Class B common stock have 10 votes per share.

(1)   The business address of Volkswagen Group of America Investments, LLC ("VGA") is 220 Ferdinand Porsche Dr., Herndon, VA 20171.

(2)   The business address of Gates Frontier, LLC is 5210 Carillon Point, Kirkland, WA 98033.

(3)   According to the Schedule 13G filed with the SEC on February 13, 2024, The Vanguard Group ("Vanguard") had sole dispositive power over 29,366,728 shares of Class A common stock. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of those shares and no one person's interest in such shares is more than five percent of the total outstanding common shares. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(4)   According to the Schedule 13D/A filed with the SEC on March 7, 2025, shares beneficially owned by Mr. Jagdeep Singh include (a) 4,230,070 shares of Class A common stock, (b) options to purchase 3,267,833 shares of Class A common stock were exercisable through March 31, 2025, (c) 10,181,041 shares of Class A common stock held in trust by Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust, and (d) 5,543,168 shares of Class A common stock held in trusts in which Mr. Singh's family members are beneficiaries. Mr. Singh retired from our board of directors effective December 31, 2024.

(5)   Shares beneficially owned by Dr. Sivaram include 118,884 RSUs which are subject to vesting within 60 days of March 31, 2025.

(6)   Shares beneficially owned by Mr. Hettrich include 55,541 RSUs which are subject to vesting within 60 days of March 31, 2025.

(7)   Shares beneficially owned by Dr. Holme include 53,493 RSUs which are subject to vesting within 60 days of March 31, 2025, (b) 1,818,533 shares of Class B common stock held in trust by The Holme 2020 Irrevocable Trust in which Dr. Holmes's family members are beneficiaries, and (c) 1,350,000 shares of Class B common stock held in trusts in which Dr. Holmes's family members are beneficiaries.

(8)   Shares beneficially owned by Dr. Mohit Singh include 53,493 RSUs which are subject to vesting within 60 days of March 31, 2025.

(9)   Shares beneficially owned by Mr. McCarthy include 52,717 RSUs which are subject to vesting within 60 days of March 31, 2025.

(10) Shares beneficially owned by Mr. Buss include (a) options to purchase 46,921 shares of Class A common stock that are exercisable within 60 days of March 31, 2025, (b) 249,720 shares of Class A common stock held in trust by the 2011 Buss Family Trust, and (d) 70,000 shares of Class A common stock held in trust by the Buss Family Heritage Trust in which Mr. Buss's family members are beneficiaries.

(11) Dr. Mendl is a current VW Director, as described in the "Letter Agreements on Board and Committee Representation" section of this proxy statement. Dr. Mendl disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(12) Shares beneficially owned by Prof. Dr. Prinz include (a) 15,077 RSUs which are subject to vesting within 60 days of March 31, 2025, (b) 777,906 shares of Class A common stock and 7,172,185 shares of Class B common stock held in trust by Friedrich Prinz and Gertrud Prinz, Trustees of The Prinz Family Trust, (c) 518,604 shares of Class A common stock and 2,915,446 shares of Class B common stock held in trusts in which Prof. Dr. Prinz's family members are beneficiaries.

(13) Mr. Saluja has shared voting and investment power over the shares held by Capricorn-Libra Investment Group, LP, which represent less than 5% of each class of our outstanding shares of common stock. Mr. Saluja disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The business address of Capricorn-Libra Investment Group, LP is 250 University Avenue, Palo Alto, CA 94301. Mr. Saluja, a member of our board of directors, is Managing Director of Capricorn-Libra Investment Group, LP.

(14) Mr. Schebera is a current VW Director, as described in the "Letter Agreements on Board and Committee Representation" section of this proxy statement. Mr. Schebera disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(15) Shares beneficially owned by Mr. Segers include 4,712 RSUs which are subject to vesting within 60 days of March 31, 2025.

(16) Shares beneficially owned by all of our current executive officers, directors and director nominees as a group include the shares of common stock described in footnotes 5 through 15 above.

CORPORATE GOVERNANCE POLICIES AND PRACTICES

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted corporate governance guidelines. Our corporate governance guidelines address, among other items, the qualifications and responsibilities of our directors and director candidates, the structure and composition of our board of directors and corporate governance policies and standards applicable to us in general.



Separation of Duties and Responsibilities	
Independent Chairman	• Provides independent board leadership and oversight • Serves as liaison between our board of directors and management, working closely with our CEO • Serves as spokesperson and represents the Board in communications with various stakeholders
CEO	• In charge of leading and managing the affairs of the Company, in consultation with and under the purview of the Board • Works closely with the independent chairman to keep the Board informed and aligned with the Company's business and affairs

As of February 2024, following our CEO transition, we implemented the separation of the roles of chief executive officer, Dr. Sivaram, and chairman of the board, Mr. Singh, reflecting our commitment to advancing corporate governance practices. In October 2024, we further strengthened our governance framework by appointing an independent chairman, Mr. Segers, who assumed the role in January 2025, reinforcing the importance of strong, independent board leadership and effective oversight. This structure fosters transparency and accountability at the highest levels of the Company, supporting long-term value creation for our stockholders.

In addition, our board of directors has adopted our Code of Conduct, applicable to all of our employees, executive officers and directors, as well as our contractors, consultants and agents. The full text of our corporate governance guidelines and Code of Conduct are available on our website at https://ir.quantumscape.com/governance/governance-documents. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct, including regularly reviewing and updating our Code of Conduct for regulatory and best practices updates, and must approve any waivers of the Code of Conduct for employees, executive officers and directors. Any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Insider Trading Policy

Our board of directors has adopted an Insider Trading Policy governing trading in Company's securities or other companies' securities on the basis of material nonpublic information obtained in connection with service with the Company. Our Insider Trading Policy is designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. Our Insider Trading Policy prohibits our directors, officers, employees, consultants, advisors, contractors, agents or other service providers from using material nonpublic information obtained in connection with their service with the Company to transact in Company securities. Our Insider Trading Policy applies to: (1) purchasing, selling, loaning, or otherwise transferring or disposing of any securities of the Company (whether directly or indirectly), (2) disposing any securities of the Company in the form of a gift, (3) distributing to holders of interests in an entity if the entity is subject to the Insider Trading Policy, and (4) engaging in any other arrangement that generates gains or losses from or based on changes in the prices of such securities. The following transactions are prohibited regardless of whether the individual has material nonpublic information:

- engaging in short sales;
- trading in publicly-traded options, such as puts and calls, and other derivative securities with respect to our securities (other than stock options, restricted stock units and other compensatory awards issued to such individuals by us);
- purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity securities granted to them by us as part of their compensation or held, directly or indirectly, by them;
- pledging any of our securities as collateral for any loans; and
- holding our securities in a margin account.

In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Stockholder Engagement

We recognize the benefits of maintaining a robust dialogue with stockholders, which is why we are committed to stockholder engagement and maintain a quarterly stockholder outreach program as described below.

2024 Stockholder Engagement		
Conferences	**Meetings**	**Topics Discussed**
>10 Investor Conferences Attended	**>80** 1-on-1 and small group meetings with institutional investors	• Technical progress • Commercialization roadmap • Competitive landscape • Sustainability matters • Corporate governance
Quarterly Outreach Program	Our CEO, CFO, Chief Marketing Officer, Vice President Capital Markets, and other members of management regularly participate in: • Post-earnings calls with sell-side analysts • Engagement with interested investors • Broker-sponsored, non-deal roadshows • Investor conferences Our chairman also participates in certain calls with select stockholders.	
Purpose	Engagements enable us to better understand our stockholders' priorities, perspectives and positions, build meaningful relationships over time with our stockholders, and obtain valuable feedback that helps inform our decisions and our strategy throughout the year. Relevant feedback is also shared with our board of directors and respective committees, as applicable.	

As an innovator of next-generation battery technology and a participant in an extremely competitive industry, it is not always easy for the investing public to understand the technical details of how our solid-state lithium-metal battery technology works and how our technology compares to other offerings in the market. Accordingly, as a public company, we are committed to educating the investing public on how our technology works and how we plan on scaling up and commercializing. We have done so through the publication of various resources in fiscal year 2024—in addition to the four quarterly shareholder letters issued in connection with our earnings calls, we have also published five blog posts and five videos to educate on important aspects of our technology and business updates and have authored a technical research paper published in the *Journal of The Electrochemical Society*. Additionally, several of our scientists, including our Chief Technology Offer participated in dozens of battery and automotive events throughout the year, including the Financial Times' Future of the Car, the International Battery Materials Association, and the Advanced Automotive Battery Conference.

Sustainability

Our mission is to revolutionize energy storage to enable a sustainable future. More specifically, our goal has been to build the world's best batteries, as measured by energy density, power density (charge time), cycle life, and safety. We have focused first on the transformation of the electrification of the automotive powertrain, an application that we believe represents both an important part of the solution to the emissions problem as well as an opportunity to create tremendous value over the coming decades. We also recognize that our solid-state battery technology has applicability in other markets including stationary storage and consumer electronics and we intend to explore opportunities in those areas as appropriate. This mission and our focus on sustainability matters promote the long-term interests of our stockholders, while strengthening our board of directors' and management's accountability.

In addition, our nominating and corporate governance committee provides direct board oversight on sustainability matters that are connected to our strategic business initiatives. Sustainability at QuantumScape is governed from the most senior levels to each of our employees, as we believe achievement of operational excellence is intrinsically tied to how responsibly we run our business. As a

leader in the development of next generation solid-state lithium-metal batteries, we focus on sustainability issues such as the environmental impact of our product, workplace health and safety, and employee development. We formed a sustainability working group at the direction of our board of directors to evaluate our commitment to sustainability issues and develop our comprehensive strategy. Our most recent Sustainability Update published in September 2024 is available on our website at quantumscape.com/sustainability.

Environmental Product Impact

Compared with conventional lithium-ion batteries, our battery technology is designed to enable significant benefits to battery capacity, cycle life, fast charging and safety, while minimizing cost. We believe these benefits will provide significant value to our customers and to drivers, allowing them to switch to EVs without requiring difficult compromises. Because our technology has the potential to address key pain points, by extending vehicle range and enabling ~15-minute fast charging, we believe our battery technology will deliver an EV experience that is significantly more competitive with fossil fuel vehicles than what today's EVs can achieve with conventional batteries.

Speeding the transition to electric vehicles has important effects on the ability of the world to meet the goals of the Paris Climate Accords but reducing the carbon dioxide emissions of transportation is only one of the environmental benefits of electrification. Combustion vehicles have a significant negative impact on air quality in cities due to emissions of harmful pollutants such as nitrogen oxides and particulate matter. These emissions may lead to increased rates of asthma and other respiratory diseases, as well as a host of other health burdens that are still being understood. The impacts of air pollution also tend to fall disproportionately on low-income and marginalized communities. We believe our product can play a key role in reducing the effects of air pollution on people, the broader environment and the global ecosystem.

Responsible Product Design and Recyclability

We can further strengthen the environmental value of our technology by designing our batteries to do more with less material, have a longer useful life, and retain utility in second-life applications. Eliminating the anode host material in our batteries reduces the need to extract resources – both natural and synthetic graphite extraction or production are carbon intensive and their supply chains present multiple ESG concerns, and offers improved recyclability—the graphite anode and polymer separator are some of the least recyclable parts of a conventional lithium-ion battery cell. In contrast, when our battery reaches end of life, the material constituents are potentially largely recyclable, and we are now investing resources to develop the processes with the goal of returning such materials to useful applications and help build a circular economy. In 2022, we entered into an agreement to recycle certain of our battery components. Recycling of our manufacturing scrap has allowed us to divert large amounts of battery component and consumable materials away from waste streams and into the circular economy. In 2023, we recycled more than 30,000 pounds of these materials. Our products maximize our positive environmental contributions across their lifecycle, also meeting the demands of our environmentally conscious partners and customers.


Collector
Cathode Material
Solvent
Binder / Other
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying
QS solid-state electrolyte-separator
Stacking
Electrolyte-Separator
Packing
Cell Container
Formation
Reduced
Testing
Cell

Product Safety

The goal of our solid-state lithium-metal battery technology is to power society's transition away from fossil fuels. However, an important component of improved sustainability is improved safety. With current batteries, many abuse conditions can result in fires, including malfunctions that can result in overcharging and battery damage from accidents. To reduce these risks, flammable components in today's lithium-ion EV batteries need to be replaced with non-flammable equivalents. The nonflammable, noncombustible ceramic solid-state electrolyte-separator in our batteries replaces typical organic polymer separators found in traditional lithium-ion cells, which we believe will substantially reduce the risk of fire and thermal runaway events.

Supply Chain

Our long-term goal is to measure and continuously improve upon the environmental performance of our Company based on our energy consumption, water consumption, GHG and air emissions, waste generation and ecological impacts that can accrue across our value chain, during raw material extraction, manufacturing, transportation, and distribution. We are investing in systems, processes, and the team to make progress on this goal. In 2022, we formalized our supplier code of conduct, which is published on our website at *www.quantumscape.com/supplier-code-of-conduct*. As we begin to solidify the types and amounts of materials we will need, and choose longer-term supply chain partners, we will analyze and target areas of risk and opportunity in our supply chain that we can influence, prioritizing partners who have high standards for environmental sustainability or who are willing to improve their practices.

Workplace Health and Safety

Building and Tool Design, Startup, and Operations
Environmental Management
Occupational Health & Safety
Business Operations Permits & Programs
Training
Sustainability
Emergency Response Team

We seek to manage environmental, health and safety risks via a sophisticated environment, health and safety system, including engineering controls, policies, procedures, training, monitoring, audits and a proactive culture. Our proactive approach focuses on the prevention of injuries and regulatory compliance. We continue to scrutinize, evaluate and monitor safety hazards, such as potential chemical exposures, through job hazard analyses, enhanced by our emergency response teams. We further enable our employees to identify potential safety hazards through trainings and a responsible reporting rewards program.

People and Culture

Our business benefits tremendously from the strength of our team, which is built on the training, ability, experience and cultural fit of its individual members. But hiring is only the first step in the process. We invest in our team so they can continue to develop their talents and capabilities, broaden their experience, and achieve their full potential at QuantumScape. As of December 31, 2024, we had approximately 800 employees. In 2024, we reduced our headcount and continued to focus on resource efficiency and optimization and in January 2025, we had a further reduction in force impacting approximately 7% of our full-time employees at the time, in order to align our work force with our operational focus.

We support talent development for all our employees through a combination of on-the-job learning, formal training, individualized education, and development opportunities, complemented by our performance management system. As we expand our team, we balance a promote-from-within philosophy with the need to recruit top talent from a range of different industries and all over the world. We are implementing management development programs to help leaders engage and develop their team members.

We believe growth and performance result from investing in our employees across a broad spectrum of training, development, and career advancement, but there is also an important role for compensation to reward and retain valuable team members. We balance the need for internal pay equity with the necessity for market-leading compensation as we grow and compete for talent. Bonuses, RSUs, and an employee stock purchase offerings are important ways for us to reward our employees for their performance and ensure that they participate in the success of the business.

Our Company is built on innovation, which requires people with different skills, experiences, and perspectives working collaboratively to develop new ways of approaching persistent problems. Our culture of innovation is sustained and bolstered only when everyone feels welcome, accepted, and valued.

We are always mindful of what we promote when we promote. We seek to promote fair and equitable hiring and promotion processes. Some of our actions to achieve this include:

- Delivering management training for our senior leaders.

- Implementing job leveling framework to ensure candidates are assessed against a consistent set of criteria, complemented by structured interview training provided to managers.

- Making certain that our commitment to equal hiring and promotion opportunities is substantiated with equal pay for equal work, by conducting an annual internal pay equity analysis to identify any weaknesses.

Data Protection and Security

We proactively identify, monitor, and manage data security risks in order to prevent breaches or material vulnerabilities. We provide employee training at onboarding and on an annual basis to enhance our security, and we deploy third-party penetration tests and use adaptive behavioral algorithms as well as malware signatures to monitor anomalous behavior.

Ethics and Compliance

Our board of directors has adopted a Code of Conduct available on our website at https://ir.quantumscape.com/governance/governance-documents. It serves as a guide, and we expect those it covers to use good judgment and adhere to the high ethical standards to which we are committed. Our Code of Conduct is designed to deter wrongdoing and promote fair and accurate financial reporting, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of the Code of Conduct and any of our policies and procedures, honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest, and a culture of honesty and accountability.

We also have a Global Anti-Bribery and Anti-Corruption Policy ("Anti-Corruption Policy") dedicated to fostering and maintaining the highest ethical standards in each jurisdiction in which we conduct business. We have a zero-tolerance policy and therefore all forms of bribery and corruption regardless of whether they involve a public official or a private person are prohibited. Our Anti-Corruption Policy complements our Code of Conduct in guiding employees and other Company representatives in understanding concepts and activities that are prohibited by anti-bribery and anti-corruption laws.

Both our Code of Conduct and our Anti-Corruption Policy are applicable to all of our officers, directors and employees, as well as our consultants, agents, contractors, business partners and any other third-party representatives acting on our behalf. We encourage the report of potential or suspected violations to our compliance officer or via our whistleblower hotline and also prohibit any form of retaliation against good-faith reports.

RELATED PERSON TRANSACTIONS

The following is a description of each transaction in effect since January 1, 2024, and each currently proposed transaction and certain other transactions, in which:

- we have been or are to be a participant;
- the amount involved exceeded or exceeds $120,000; and
- any of our directors (including director nominees), executive officers, or beneficial holders of more than 5% of any class of our voting securities, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Registration Rights

The original QuantumScape Corporation, now named QuantumScape Battery, Inc. ("Legacy QuantumScape") was founded in 2010. On November 25, 2020, Legacy QuantumScape consummated a business combination (the "Business Combination") with Kensington Capital Acquisition Corp., a special purpose acquisition company ("Kensington"), whereby Legacy QuantumScape became a wholly owned subsidiary of Kensington, and Kensington changed its name to QuantumScape Corporation.

Effective as of the closing of the Business Combination, Kensington, Kensington Capital Sponsor LLC, a Delaware limited liability company (the "Sponsor") and certain stockholders of Legacy QuantumScape (the "New Holders" and, collectively with the Sponsor, the "Holders") entered into a Registration Rights and Lock-Up Agreement (the "Registration Rights and Lock-Up Agreement") on September 2, 2020. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, we filed a registration statement to register the resale of certain shares of common stock held by the Holders after the Business Combination and subject to certain conditions, we are separately required at all times to maintain an effective registration statement for the benefit of the Holders.

Indemnification of Directors and Officers; Exculpation

Our Certificate of Incorporation limits our directors' liability for money damages to the fullest extent permitted under the DGCL. The DGCL permits a certificate of incorporation provision to provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

- for any transaction from which the director derives an improper personal benefit;
- for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- for certain unlawful payments of dividends or redemptions or repurchases of shares; or
- for any breach of a director's duty of loyalty.

The DGCL and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement of reasonable expenses (including attorneys' fees) in advance of the final disposition of the proceeding, subject to an undertaking by or on behalf of such person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under our Bylaws or the DGCL. Pursuant to an amendment to our Amended and Restated Certificate of Incorporation, which was approved by stockholders at our 2024 annual meeting and filed with the Secretary of State of the State of Delaware in June 2024, certain of our officers benefit from exculpation from liability for specific circumstances to the fullest extent permitted under the DGCL. If the DGCL is later amended to authorize further elimination or limitation of the liability of an officer, then the liability of our officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and advancement for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director, executive officer, employee or agent of any other company or enterprise to which the person provides services at our request.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may decline in value to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Commercial Agreements with Volkswagen

Collaboration Agreement and IP License Agreement

On July 5, 2024, we entered into a Collaboration Agreement (the "Collaboration Agreement") with PowerCo SE ("PowerCo," and together with us, the "Parties"), a battery cell company wholly owned by VGA, with the goal of industrializing the solid-state lithium-metal battery technology we intend to use in our first planned product—the QSE-5 (the "QSE-5 Technology").

Under the Collaboration Agreement, the parties will collaborate to enable PowerCo to manufacture battery cells incorporating the QSE-5 Technology, including establishing a joint scale-up team to facilitate technology transfer into a target battery cell design defined by PowerCo, co-develop production processes, and carry out other related activities. The parties will jointly own any new intellectual property jointly developed and relating to automotive battery cells or the industrialization thereof (but excluding background intellectual property of each party, which shall continue to be owned by such party, and any developed intellectual property relating to our separator technology, which shall be owned exclusively by us).

Subject to the completion of certain technical milestones, the parties have agreed to enter into a license agreement (the "IP License Agreement"). The IP License Agreement provides that we will grant PowerCo a non-exclusive, limited, royalty-bearing license to use the QSE-5 Technology for the purpose of manufacturing and selling batteries for automotive applications at one or more PowerCo facilities for a maximum total annual capacity of up to 40 GWh, and expandable by an additional 40 GWh of annual capacity. As part of the license arrangement, PowerCo will pre-pay us an initial royalty fee of $130,000,000, against which any future royalties due will be credited. The initial royalty is subject to a time-based diminishing clawback if the IP License Agreement is terminated early by PowerCo under certain conditions.

Amended Letter Agreement on Board Designation Rights

On July 5, 2024,we entered into a letter agreement (the "Amended Letter Agreement") with VGA that amended and superseded the previously disclosed letter agreement dated December 7, 2020 between us and VGA. Pursuant to the Amended Letter Agreement, VGA will continue to have the right to designate up to two directors to our board of directors (each, a "VW Director") notwithstanding the termination of the JV Agreement discussed below. Such designation rights will continue to be subject to termination upon certain other circumstances. The Amended Letter Agreement also outlines the VW Directors' rights to attend meetings of our board and certain committees thereof to receive materials provided to other board members, subject to recusals and exclusions under circumstances relating to potential conflicts of interest.

Termination of the Joint Venture Agreement

The entry into the Collaboration Agreement with PowerCo superseded and terminated the joint venture arrangement under the Amended and Restated Joint Venture Agreement, dated May 14, 2020 (together with the ancillary agreements thereunder, the "JV Agreement"), by and among us, Volkswagen Group of America ("VWGoA"), VGA, and QSV Operations LLC, the joint venture entity between us and VGA (the "JV Entity", and together with us, VWGoA and VGA, the "JV Parties").

VGA Letter Agreement on Earmarked Funds

On September 2, 2020, Kensington, us and VGA entered into a letter agreement pursuant to which, subject to the terms of such letter agreement, we agreed to reserve a certain portion of the proceeds from our Series F Preferred Stock financing (as described below) and the capital obtained through the Business Combination (including any concurrent "PIPE" financing) in a separate account to fund our future contributions to the JV Entity. The parties agreed that the amount to be held in the separate account was $134 million as of the date of the letter agreement. On November 21, 2022, the parties amended the letter agreement to allow QuantumScape to invest the earmarked funds in short-term U.S. Treasuries of one year or less.

In connection with the signing of the Collaboration Agreement, on July 5, 2024, the JV Parties entered into a Joint Venture Termination and Release Agreement to, among other things, terminate the JV Agreement, dissolve the JV Entity, and remove earmark restrictions on $134 million of funds previously reserved by QuantumScape for future contribution to the JV Entity.

Other Transactions

In fiscal year 2024, Prof. Dr. Fritz Prinz, a member of our board of directors, received cash compensation of approximately $216,000 and 34,663 RSUs with an aggregate grant-date fair value of $207,285 in exchange for certain technical consulting and advisory services apart from his board service. The aggregate grant-date fair value of Prof. Dr. Prinz's equity compensation is computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for a discussion of the grant-date fair value of our equity awards.

On February 14, 2022, we entered into a Material Recycling Agreement with Redwood Materials, Inc. ("Redwood") to jointly develop methods for Redwood to handle and process our non-hazardous waste materials. This agreement does not involve the exchange of any cash consideration and is intended as a collaboration to explore the feasibility for a future commercial agreement on mutually agreed upon price and volume terms. JB Straubel, a member of our board of directors, is the Chief Executive Officer and on the board of directors of Redwood. Dipender Saluja, a member of our board of directors, is also on the board of directors of Redwood.

Related Person Transaction Policy

Our audit committee has the primary responsibility for reviewing and approving, ratifying, or disapproving "related person transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our board of directors has adopted a formal written policy setting forth the guidelines under which a related person transaction must be reviewed and approved or ratified by the audit committee. In reviewing any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee in connection with the review of such transactions but does not contain specific standards for approval of such transactions. In specific circumstances, the chair of the audit committee may approve a related person transaction in accordance with our policy and report such approval to the audit committee at its next regularly scheduled meeting.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

Why am I receiving these materials?

This proxy statement and the form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2025 annual meeting of stockholders of QuantumScape Corporation and any postponements, adjournments or continuations thereof.

The annual meeting will be held on June 4, 2025, at 9:00 a.m., Pacific Time. The annual meeting will be conducted virtually via live audio webcast. You will be able to attend the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/QS2025*, where you will be able to listen to the meeting live and vote online during the meeting.

The Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), containing instructions on how to access this proxy statement, the accompanying notice of annual meeting and form of proxy, and our annual report (together, the "Proxy Materials"), is first being sent or given on or about April 24, 2025, to all stockholders of record as of April 10, 2025. The Proxy Materials can be accessed as of April 24, 2025, by visiting *www.proxyvote.com*. If you receive a Notice of Internet Availability, then you will not receive a printed copy of the Proxy Materials in the mail unless you specifically request these materials. Instructions for requesting a printed copy of the Proxy Materials are set forth in the Notice of Internet Availability.

What proposals will be voted on at the annual meeting?

The following proposals will be voted on at the annual meeting:

- *Proposal 1:* the election of the 10 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified;

- *Proposal 2:* the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025; and

- *Proposal 3:* the approval, on a non-binding advisory basis, of the compensation of our named executive officers.

As of the date of this proxy statement, our management and board of directors were not aware of any other matters to be presented at the annual meeting.

How does the board of directors recommend that I vote on these proposals?

Our board of directors recommends that you vote your shares:

- *Proposal 1:* "FOR" the election of each director nominee named in this proxy statement;

- *Proposal 2:* "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025; and

- *Proposal 3:* "FOR" the approval of our named executive officers compensation pursuant to a non-binding advisory vote.

Who is entitled to vote at the annual meeting?

Holders of our Class A and Class B common stock as of the close of business on April 10, 2025, the record date for the annual meeting, may vote at the annual meeting. As of the record date, there were 515,685,016 shares of our Class A common stock outstanding and 43,241,267 shares of our Class B common stock outstanding.

How many votes do I have? Each share of Class A common stock outstanding as of the record date is entitled to one vote on each matter properly brought before the annual meeting and each share of Class B common stock outstanding as of the record date is entitled to 10 votes on each matter properly brought before the annual meeting. Our Class A common stock and Class B common stock, collectively referred to in this proxy statement as our common stock, will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors.

Stockholders of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote on your own behalf at the annual meeting. Throughout this proxy statement, we refer to these holders as "stockholders of record."

Street Name Stockholders. If your shares are held in a brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of shares held in street name, and the Notice of Internet Availability was forwarded to you by your broker, bank or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares held in your account by following the instructions that your broker, bank or other nominee sent to you. Beneficial holders who did not receive a 16-digit control number from their broker, bank or other nominee, who wish to attend the meeting should follow the instructions from their broker, bank or other nominee, including any requirement to obtain a legal proxy. Throughout this proxy statement, we refer to these beneficial holders as "street name stockholders."

How many votes are needed for approval of each proposal?

- *Proposal No. 1:* Directors are elected by a plurality of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the election of directors. A plurality means that the 10 nominees named in this proxy statement receiving the highest number of affirmative FOR votes at the annual meeting will be elected as directors. You may (1) vote FOR the election of all of the director nominees named herein, (2) WITHHOLD authority to vote for all such director nominees or (3) vote FOR the election of all such director nominees other than any nominees with respect to whom the vote is specifically WITHHELD by indicating in the space provided on the proxy. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of a WITHHOLD vote or a broker non-vote, will have no effect on the outcome of the election.

- *Proposal No. 2:* The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025 requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Because this is a routine proposal, we do not expect any broker non-votes on this proposal.

- *Proposal No. 3:* The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us, our compensation committee or our board of directors. However, we value our stockholders' input and will take the vote into consideration when evaluating executive compensation decisions.

Do the Company's directors and officers have an interest in any of the matters to be acted upon at the annual meeting?

Members of our board of directors have an interest in Proposal 1, the election to the board of directors of the 10 director nominees named in this proxy statement, as each of the nominees is currently a member of the board of directors. Members of the board of directors and our executive officers do not have any interest in Proposal 2, the ratification of the appointment of our independent registered public accounting firm. Certain of our directors and executive officers are named executive officers, and thus may have an interest in Proposal 3, the approval, on a non-binding advisory basis, of the compensation of our named executive officers.

What is the quorum requirement for the annual meeting?

A quorum is the minimum number of shares required to be present or represented at the annual meeting for the meeting to be properly held under our amended and restated bylaws ("Bylaws") and Delaware law. The presence, in person (including virtually) or by proxy, of holders of a majority of the voting power of our capital stock issued and outstanding and entitled to vote will constitute a quorum to transact business at the annual meeting. Abstentions, withhold votes and broker non-votes are counted as present for purposes of determining a quorum. The chairperson of the meeting may adjourn the meeting to another time or place, whether or not a quorum is present.

How do I vote and what are the voting deadlines?

Stockholder of Record. If you are a stockholder of record, you may vote in one of the following ways:

- by Internet at *www.proxyvote.com*, 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on June 3, 2025 (have your Notice of Internet Availability or proxy card in hand when you visit the website);

- by toll-free telephone at 1-800-690-6903, 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on June 3, 2025 (have your Notice of Internet Availability or proxy card in hand when you call);

- by completing, signing and mailing your proxy card (if you received printed Proxy Materials), which must be received prior to the annual meeting in the prepaid envelope provided; or

- by attending the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/QS2025*, where you may vote during the meeting (have your Notice of Internet Availability or proxy card in hand when you visit the website).

Street Name Stockholders. If you are a street name stockholder and did not receive a 16-digit control number from your broker, bank or other nominee for you to vote your own shares, then you will receive voting instructions from your broker, bank or other nominee. You must follow these instructions, including any requirement to obtain a legal proxy, in order to instruct them on how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your broker, bank or other nominee.

As discussed above, if you are a street name stockholder who did not receive a 16-digit control number, then you may not vote your shares at the annual meeting unless you follow the voting instructions from your broker, bank or other nominee and obtain any legal proxy they may require.

What if I do not specify how my shares are to be voted or fail to provide timely directions to my broker, bank or other nominee?

Stockholder of Record. If you are a stockholder of record and you submit a proxy but you do not provide voting instructions, your shares will be voted as recommended by our board of directors:

- *Proposal 1*: "FOR" the election of each director nominee named in this proxy statement;

- *Proposal 2*: "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025; and

- *Proposal 3*: "FOR" the approval of our named executive officers compensation pursuant to a non-binding advisory vote.

In addition, if any other matters are properly brought before the annual meeting, the persons named as proxies will be authorized to vote or otherwise act on those matters in accordance with their judgment.

Street Name Stockholders. Brokers, banks and other nominees holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole routine matter: the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025. Your broker, bank or other nominee will not have discretion to vote on any other proposals, which are considered non-routine matters, absent direction from you. In the event that your broker, bank or other nominee votes your shares on our sole routine matter, but is not able to vote your shares on the non-routine matters, then those shares will be treated as broker non-votes with respect to the non-routine proposals.

Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your shares are counted on each of the proposals.

Can I change my vote or revoke my proxy?

Stockholder of Record. If you are a stockholder of record, you can change your vote or revoke your proxy before the annual meeting by:

- entering a new vote by Internet or telephone (subject to the applicable deadlines for each method as set forth above);

- completing and returning a later-dated proxy card, which must be received prior to the annual meeting;

- delivering a written notice of revocation to our corporate secretary at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Corporate Secretary, which must be received prior to the annual meeting; or

- attending and voting at the virtual annual meeting (although attendance at the virtual annual meeting will not, by itself, revoke a proxy).

Street Name Stockholders. If you are a street name stockholder, then your broker, bank or other nominee can provide you with instructions on how to change or revoke your proxy.

What do I need to do to attend the virtual annual meeting?

This year's annual meeting will be a completely virtual meeting of stockholders. We will be hosting the annual meeting via live audio webcast only. You will be able to attend the annual meeting virtually and vote your shares electronically during the meeting by visiting *www.virtualshareholdermeeting.com/QS2025*. To participate in the annual meeting, you will need the 16-digit control number included on your Notice of Internet Availability or your proxy card, as applicable. The annual meeting audio webcast will begin promptly at 9:00 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:45 a.m., Pacific Time, and you should allow ample time for the check-in procedures.

How can I ask questions for the annual meeting?

You will be able to submit questions until 9:00 a.m., Pacific Time on June 3, 2025 at *www.quantumscape.com/2025agm* for the question and answer session that will immediately follow the formal portion of the annual meeting.

How can I get help if I have trouble checking in or listening to the annual meeting online?

If you encounter difficulties accessing the virtual meeting during the check-in or meeting time, please refer to the virtual meeting log-in page at *www.virtualshareholdermeeting.com/QS2025*.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Michael McCarthy, our Chief Legal Officer and Head of Corporate Development, and Kevin Hettrich, our Chief Financial Officer, and each of them, with full power of substitution and re-substitution, have been designated as proxy holders for the annual meeting by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the annual meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors on the proposals as described above. If any other matters are properly brought before the annual meeting, then the proxy holders will use their own judgment to determine how to vote your shares. If the annual meeting is postponed or adjourned, then the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

Who will count the votes?

Representatives of Broadridge Financial Solutions, Inc. or its designee will tabulate the votes.

How can I contact QuantumScape's transfer agent?

You may contact our transfer agent Continental Stock Transfer & Trust Company, by telephone at 1-800-509-5586 (toll-free) or 1-212-509-4000 (toll and international), or by writing to Continental Stock Transfer & Trust Company, at Attention: Customer Service, 1 State Street, 30th Floor, New York, NY 10004-1561. You may also access instructions with respect to certain stockholder matters (e.g., change of address) via the Internet at *www.continentalstock.com.*

How are proxies solicited for the annual meeting and who is paying for such solicitation?

Our board of directors is soliciting proxies for use at the annual meeting by means of the Proxy Materials. We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the Proxy Materials. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communications or other means by our directors, officers or employees. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation.

Where can I find the voting results of the annual meeting?

We will disclose voting results on a Current Report on Form 8-K that we will file with the SEC, within four business days after the meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

Why did I receive a Notice of Internet Availability instead of a full set of Proxy Materials?

In accordance with the rules of the SEC, we have elected to furnish our Proxy Materials, primarily via the Internet. As a result, we are mailing to our stockholders a Notice of Internet Availability instead of a paper copy of the Proxy Materials. The Notice of Internet Availability contains instructions on how to access our Proxy Materials on the Internet, how to vote on the proposals, how to request printed copies of the Proxy Materials, and how to request to receive all future Proxy Materials in printed form by mail or electronically by e-mail. We encourage stockholders to take advantage of the availability of the Proxy Materials on the Internet to help reduce our costs and the environmental impact of our annual meetings.

What does it mean if I receive more than one Notice of Internet Availability or more than one set of printed Proxy Materials?

If you receive more than one Notice of Internet Availability or more than one set of printed Proxy Materials, then your shares may be registered in more than one name and/or are registered in different accounts. Please follow the voting instructions on each Notice of Internet Availability or each set of printed Proxy Materials, as applicable, to ensure that all of your shares are voted.

I share an address with another stockholder, and we received only one paper copy of the Notice of Internet Availability. How may I obtain an additional copy of the Notice of Internet Availability?

We have adopted a procedure approved by the SEC called "householding," under which we can deliver a single copy of the Notice of Internet Availability and, if applicable, the Proxy Materials, to multiple stockholders who share the same address unless we receive contrary instructions from one or more stockholders. This procedure reduces our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, the Proxy Materials, to any stockholder at a shared address to which we delivered a single copy of these documents. To receive separate copies of the Notice of Internet Availability and, if applicable, the Proxy Materials in the future, or, if you are receiving multiple copies, to request that we only send a single copy of the Notice of Internet Availability and, if applicable, the Proxy Materials to your household, you may contact us at ir@quantumscape.com or as follows:

QuantumScape Corporation
Attention: Investor Relations
1730 Technology Drive,
San Jose, California 95110
Tel: (408) 452-2000

Street name stockholders may contact their broker, bank or other nominee to request information about householding.

OTHER MATTERS

Stockholder Proposals or Director Nominations for 2026 Annual Meeting

If a stockholder would like us to consider including a proposal in our proxy statement for our 2026 annual meeting pursuant to Rule 14a-8 of the Exchange Act, then the proposal must be received by our corporate secretary at our principal executive offices on or before December 25, 2025. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

QuantumScape Corporation
Attention: Corporate Secretary
1730 Technology Drive
San Jose, California 95110

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal at an annual meeting, but do not seek to include the proposal in our proxy statement. In order to be properly brought before our 2026 annual meeting, the stockholder must provide timely written notice to our corporate secretary, at our principal executive offices, and any such proposal or nomination must constitute a proper matter for stockholder action. The written notice must contain the information specified in the Bylaws. To be timely, a stockholder's written notice must be received by our corporate secretary at our principal executive offices:

- no earlier than 8:00 a.m., Pacific time, on February 4, 2026, and

- no later than 5:00 p.m., Pacific time, on March 6, 2026.

In the event that the date our 2026 annual meeting is changed by more than 25 days of the one-year anniversary of this year's annual meeting, then, to be timely, such written notice must be received by our corporate secretary at our principal executive offices:

- no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of our 2026 annual meeting, and

- no later than 5:00 p.m., Pacific time, on the later of the 90th day prior to the day of our 2026 annual meeting or, if the first public announcement of the date of our 2026 annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of our 2026 annual meeting is first made by us.

In addition to satisfying the requirements of our Bylaws, pursuant to Rule 14a-19 promulgated under the Exchange Act, if you intend to solicit proxies in support of director nominees other than our nominees, then we must receive notice providing the information required by Rule 14a-19 postmarked no later than April 5, 2026. However, if the date of our 2026 annual meeting is more than 30 days before or more than 30 days after June 4, 2026, then we must receive your notice by the close of business on the later of the sixtieth (60th) day prior to such meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal or nomination at an annual meeting of stockholders does not appear in person (or by a qualified representative) to present his, her or its proposal or nomination at such annual meeting, then we are not required to present the proposal or nomination for a vote at such annual meeting.

Availability of Bylaws

A copy of our Bylaws may be obtained by accessing our filings on the SEC's website at www.sec.gov. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Delinquent Section 16(a) Reports

Under Section 16 of the Exchange Act, our directors, executive officers and any persons holding more than 10% of our common stock are required to report initial ownership of our common stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC, and we are required to disclose any failure to file required ownership reports by these dates. Based solely upon a review of forms filed with the SEC and the written representations of such persons, we are aware of no late Section 16(a) filings other than one transaction reported late on one late Form 4 filing in April 2024 for Prof. Dr. Prinz due to an administrative error.

2024 Annual Report

Our financial statements for our fiscal year ended December 31, 2024, are included in our annual report, which we will make available to stockholders at the same time as this proxy statement. Our Proxy Materials are posted on our website at ir.quatumscape.com and are available from the SEC at its website at www.sec.gov. **You may also obtain a copy of our annual report, free of charge, by sending a written request to QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Investor Relations; or by electronic mail to ir@quantumscape.com.**

Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement, and references to our website address in this proxy statement are inactive textual references only.

* * *

The board of directors does not know of any other matters to be presented at the annual meeting. If any additional matters are properly presented at the annual meeting, the persons named in the proxy will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the annual meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote as promptly as possible to ensure your vote is recorded.

THE BOARD OF DIRECTORS

San Jose, California
April 24, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-39345

QUANTUMSCAPE CORPORATION
(Exact name of registrant as specified in its Charter)

Delaware	**85-0796578**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
1730 Technology Drive San Jose, California	**95110**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 452-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	**QS**	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2024, the last day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The New York Stock Exchange, was approximately $1.8 billion. Shares of common stock held by each executive officer and director and by each person who owns 10% or more of the outstanding common stock have been excluded from the foregoing calculation in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's Class A Common Stock, par value $0.0001 per share outstanding was 503,667,649, and the number of shares of the registrant's Class B Common Stock, par value $0.0001 per share outstanding was 43,241,267, as of February 19, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its annual meeting of stockholders to be held in 2025, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates, are incorporated herein by reference in Part III where indicated. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, such proxy statement is not deemed to be filed as part hereof.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Unless the context otherwise requires, all references to "QuantumScape," "we," "us," "our," or the "Company" in this Annual Report on Form 10-K (this "Report") refer to QuantumScape Corporation and its subsidiaries.

The Company makes forward-looking statements in this Report and in documents incorporated herein by reference. All statements, other than statements of present or historical fact included in or incorporated by reference in this Report, regarding the Company's future financial performance, the development of the Company's battery technology, as well as the Company's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Report, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "prospective," "should," "will," "would," the negative of such terms, and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K, most of which are difficult to predict and many of which are beyond the control of the Company and incident to its business. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

In addition, forward-looking statements in this Report and in any document incorporated herein by reference should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.

As a result of a number of known and unknown risks and uncertainties, the Company's actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include those discussed in the section titled "Risk Factors" in this Report and in our other filings with the Securities and Exchange Commission ("SEC").

TECHNICAL GLOSSARY

Throughout this Annual Report on Form 10-K, we use several technical terms which are explained as follows:

A, B and C samples	The designation of progressive prototype maturity during the battery cell development process for automotive qualification by OEMs. Delivery of an A sample marks the beginning of the qualification process. Each successive alphabetic designation (e.g., B, C) represents advancement to the next development stage, while each numerical increment (e.g., B0, B1) signifies progress within that stage. The specifications for each sample designation are determined jointly with the OEM.
Anode	The negative electrode in a battery
Anode-free cells	A battery cell that is manufactured without a host material for the anode or excess lithium
Battery cycle life	The number of times a battery can be charged and discharged until its capacity is significantly reduced (e.g. to 70% or 80% of the initial capacity)
Capacity (battery)	The amount of energy a battery can store. May be measured in amp-hours (Ah)
Cathode	The positive electrode in a battery
Catholyte	The lithium-ion conductor in the cathode compartment of a battery
Dendrites	Growths of lithium metal that can pass through a separator and short circuit the cell
EV	Electric vehicle
Energy density	The amount of energy stored in a battery per unit volume (volumetric energy density which may be measured in Wh/L) or unit mass (specific energy, also known as gravimetric energy density which may be measured in Wh/kg)
ICE	Internal combustion engines
LFP	Lithium-iron-phosphate, a cathode active material
Lithium-ion battery	A conventional battery which uses liquid electrolyte to transport lithium ions between the cathode and anode to charge and discharge the battery
Lithium-metal battery	Advanced battery technology that uses lithium metal as the anode
NMC	Nickel-manganese-cobalt, a cathode active material
OEM(s)	Original Equipment Manufacturer(s), which in the context of this Annual Report on Form 10-K, are companies that design, produce and sell vehicles under their own brand names
Power (battery)	The rate at which a battery can be discharged or charged
QSE-5	Our first planned product, a ~5 Amp hour solid-state lithium-metal battery cell
QSE-5 Technology	The solid-state lithium-metal battery technology we intend to use in QSE-5
Separator	A material in between the cathode and anode that prevents physical contact between the positive and negative electrodes. Our cell design includes a separator that consists of an inorganic solid ceramic film that has characteristics of both a separator and an electrolyte, and we sometimes refer to it as "electrolyte-separator".
Solid-state battery	Next-generation battery technology that comprises a solid separator

PART I

Item 1. Business.

Overview

QuantumScape is a leader in developing next-generation solid-state lithium-metal battery technology for electric vehicles ("EVs") and other applications. QuantumScape Battery Inc. was founded in 2010 with the mission to revolutionize energy storage to enable a sustainable future.

We are at the beginning of a forecasted once-in-a-century shift in automotive powertrains, from internal combustion engines ("ICE") to clean EVs. After 30 years of gradual improvements in conventional lithium-ion batteries, the benefits of EVs have been demonstrated, principally in the premium passenger car market. However, there are fundamental limitations inhibiting widespread adoption of battery technology, and we believe the automotive market needs a step change in battery technology to make mass market EVs competitive with the fossil fuel alternative.

We have spent over a decade developing a proprietary solid-state battery technology to meet this challenge. QuantumScape's solid-state lithium-metal battery technology is designed to offer greater energy density, faster charging, and enhanced safety when compared to today's conventional lithium-ion batteries. We believe no other lithium-metal battery technology has demonstrated the capability of achieving automotive rates of power (power is the rate at which a battery can be charged and discharged) with acceptable battery cycle life at modest levels of pressure (approximately 3 to 4 atmospheres ("atm")).

Since 2012, we have developed a strong partnership with Volkswagen Group of America Investments, LLC ("VGA") and certain of its affiliates (together with VGA, "Volkswagen"). Volkswagen is one of the largest car companies in the world and intends to be a leader in EVs. Over the last ten years Volkswagen has invested approximately $380 million in us. Over the course of our relationship, Volkswagen has successfully tested multiple generations of certain of our single-layer and multilayer prototype cells at automotive rates of power. In July 2024, we entered into a Collaboration Agreement (the "PowerCo Collaboration Agreement") with PowerCo SE ("PowerCo") , a battery cell company wholly owned by Volkswagen, with the goal of industrializing the solid-state lithium-metal battery technology we intend to use in our first planned product—the QSE-5 (the "QSE-5 Technology")—and concurrently entered into a Joint Venture Termination and Release Agreement (the "JV Termination Agreement") and terminated the Joint Venture Agreement (as amended, the "JVA") that VWGoA, VGA and QuantumScape originally executed in 2018.

While we signed an agreement with PowerCo with the goal of commercializing our battery technology, we intend to continue working closely with automotive Original Equipment Manufacturers ("OEMs") to make our solid-state battery cells widely available over time. In addition, we have signed customer sampling agreements with a number of OEMs, ranging from leading manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validating of our solid-state battery cells with the goal to include such cells into pre-production prototype vehicles and ultimately into serial production vehicles. We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets, including stationary storage and consumer electronics, and intend to explore opportunities in those areas as appropriate.

We are focusing on a technology licensing business model. Nevertheless, we believe that our technology may be utilized under a variety of business models and presents opportunities with a variety of potential customers, such as automotive OEMs, end-users, and licensees, as applicable. In addition to the collaboration with PowerCo, which contemplates a licensing arrangement, we may operate solely-owned manufacturing facilities, license technology to other manufacturers, or enter into joint venture arrangements, among other approaches. We intend to continue to invest in research and development to improve battery cell performance, improve manufacturing processes, and reduce cost.

Industry Background

Shift to EVs

We believe that evolving consumer preferences coupled with relevant government incentives and regulations are driving a once-in-a-century shift to EVs.

Countries around the world are promoting EVs. The dependence on gasoline-powered "ICE" vehicles has heightened environmental concerns, created reliance among industrialized and developing nations on large oil imports, and exposed consumers to unstable fuel prices and health concerns related to heightened emissions. Many national and regional regulatory bodies have adopted legislation to incentivize or require a shift to lower-emission and zero-emission vehicles. For example, over a dozen countries including the United Kingdom, the Netherlands, Sweden, Germany, France and Norway have announced intentions to either increase applicable environmental targets or outright ban the sale of new ICE vehicles in the next two decades. In 2023, the European Union approved a ban on the sale of new petrol and diesel cars beginning in 2035, other than ICE vehicles operating on carbon-neutral fuels.

Furthermore, consumers are increasingly considering EVs for a variety of reasons including better performance, growing EV charging infrastructure, significantly lighter environmental impact, and lower maintenance and operating costs. Automakers such as Tesla, Inc. have demonstrated that premium EVs can deliver a compelling alternative to fossil fuels. As EVs become more competitive and more affordable, we believe that they will continue to take market share from ICE vehicles. We believe that this shift will occur across vehicle types and market segments. However, the inherent limitations of lithium-ion battery technology continue to impede improvements in EV competitiveness on range and charging times compared with ICE vehicles.

Current Battery Technology Will Not Meet the Requirements for Broad Adoption of EVs

Despite the significant progress in the global shift to EVs, in the U.S. the market remains dominated by ICE vehicles. According to Bloomberg, approximately 17% of global car sales in 2023 were electric including plug-in hybrids. For EVs to be adopted globally at scale across market segments, batteries need to improve. In particular, we believe there are five key requirements to drive broad adoption of EVs:

- *Battery capacity (energy density).* EVs need to be able to drive over 300 miles on a single charge to be competitive with ICE vehicles and achieve broad market adoption. The space required for conventional lithium-ion battery technology limits the range of many EVs. Higher energy density will enable automotive OEMs to increase battery pack energy without increasing the size and weight of the vehicle's battery pack.

- *Fast charging capability.* EV batteries need to be fast charging to replicate the speed and ease with which a gasoline car can be refueled. We believe this objective is achieved with the ability to charge from 10% to 80% capacity in approximately 15 minutes or less, faster than today's conventional batteries can deliver without materially degrading battery cycle life.

- *Safety (nonflammable).* EV batteries need to replace as many of the flammable components in the battery as possible with non-flammable equivalents to reduce the extent of damage caused by a fire. With current batteries, many failure conditions can result in fires, for example malfunctions that can result in short-circuits and battery damage from accidents.

- *Battery cycle life.* Batteries need to be usable for the life of the vehicle, typically 12 years or 150,000 miles. If the battery fades prematurely, EVs will not be an economically practical alternative.

- *Cost.* Mass market adoption of EVs requires a battery that is capable of high performance while remaining cost competitive.

Since these requirements have complex interlinkages, most manufacturers of conventional lithium-ion batteries used in today's cars are forced to make trade-offs. For example, conventional batteries can be fast charged, but at the cost of adversely impacting their battery cycle life.

We believe that a battery technology that can meet these requirements will enable an EV solution that is much more broadly competitive with ICE vehicles. According to the Organisation Internationale des Constructeurs d'Automobiles, approximately 93 million vehicles were produced in 2023 across the auto industry, representing a significant untapped demand for a battery that meets these requirements.

Limitations of Conventional Lithium-ion Battery Technologies

The last significant development in battery technology was the commercialization of lithium-ion batteries in the early 1990s which created a new class of batteries with higher energy density. Lithium-ion batteries have enabled a new generation of mobile electronics, efficient renewable energy storage, and the start of the transition to electrified mobility.

Since the 1990s, conventional lithium-ion batteries have gradually improved in energy density. Most increases in energy density have come from improved cell design and incremental improvements in cathode and anode technology. However, there is no Moore's law in batteries—it has taken conventional lithium-ion batteries at least 10 years to double in energy density and it has been approximately 30 years since the introduction of a major new high-energy chemistry. As the industry approaches the theoretical limit of achievable energy density for lithium-ion batteries, we believe a new architecture is required to deliver meaningful gains in energy density.

Batteries have a cathode (the positive electrode), an anode (the negative electrode), a separator that prevents contact between the anode and cathode, and an electrolyte that transports ions but not electrons. A conventional lithium-ion battery (as shown in the figure below) uses a liquid electrolyte, a polymer separator, and an anode made principally of carbon (graphite) or a carbon/silicon composite. Lithium ions move from the cathode to the anode when the battery is charged and vice versa during discharge.

Conventional Lithium-Ion Battery Architecture



In a fully discharged lithium-ion cell, the lithium in the cell resides in the cathode. When the cell is charged, lithium ions move from the cathode to the anode, where they diffuse into the carbon particles that make up the anode. In the fully charged state, the lithium ions sit in the anode. When the battery is discharged, these lithium ions are allowed to move back from the anode to the cathode, and in the process, energy can be extracted from the system.

One limit to the energy density of conventional lithium-ion batteries is imposed by the anode, which provides a host material made of carbon (graphite) and/or silicon to hold the lithium ions, preventing them from binding together into pure metallic lithium. Metallic lithium, when used with conventional liquid electrolytes and porous separators, can form growths of lithium known as dendrites, which can penetrate through the separator and short-circuit the cell.

While using a host material in the anode is an effective way to prevent dendrites, this host material adds volume and mass to the cell, adds cost to the battery, and limits the battery cycle life due to side reactions at the interface with the liquid electrolyte. The rate at which lithium diffuses through the anode also limits the maximum cell power.

The addition of silicon to a carbon anode provides a boost to energy density relative to a pure carbon anode. However, silicon is a host material that not only suffers from the limitations of carbon as discussed above, but also introduces cycle life challenges as a result of the repeated expansion and contraction of the silicon particles, since silicon undergoes significantly more expansion than carbon when hosting lithium ions. Furthermore, the voltage of the lithium-silicon reaction subtracts from the overall cell voltage, reducing cell energy.

Lithium-Metal Anode Required to Unlock Highest Energy Density

We believe that an anode-free lithium-metal cell is the most promising approach that can break out of the constraints inherent in conventional lithium-ion batteries and enable significant improvements in energy density.

Our battery cells have none of the host materials used in conventional anodes. Our cells are "anode-free" in that they are manufactured without anodes in a discharged state. When the cell is first charged, lithium moves out of the cathode, diffuses through our solid-state electrolyte-separator and plates in a thin metallic layer directly on the anode current collector, forming an anode. When the battery cell is discharged, the lithium diffuses back into the cathode. Eliminating the host material reduces the size and weight of the battery cell and eliminates the associated materials and manufacturing costs. This results in the highest theoretical gravimetric energy density for a lithium-based battery system if the system can be manufactured without excess lithium on the anode.

Lithium-metal anodes are generally compatible with conventional cathode materials, and lithium-metal batteries will derive some benefit from continued improvement in conventional cathode materials. Moreover, lithium-metal anodes may enable future generations of higher energy cathodes, such as the metal fluorides, that may not achieve significant energy density gains when used with lithium-ion anodes, as shown in the figure below.

Modeled Cell Specific Energy


Lithium-Metal Anode Required
Modeled Cell Energy Density [Wh/kg]
600
500
400
300
200
100
0
LiFeBO3
LiVPO4F
LiMnPO4
LiNi0.5Mn1.5O4
HE-NMC
Li2MnSiO4(2Li)
NMC811
NCA
FeF2
CoF2
NiF2
FeF3
Cathode Materials
Lithium-Metal Anode
Lithium-Metal Batteries
Graphite / Silicon Anode
Graphite Anode
Conventional Lithium-Ion Batteries
Key Takeaways
Lithium-metal anode enables high energy density
We believe lithium metal cannot be used without a solid-state electrolyte-separator

Source : Andre et al, J Mater Chem A. (2015) 6709
Note: Modeled cell specific energy is based on traditional cell designs and architectures

Although the industry has understood for over 40 years the potential benefits of lithium-metal anodes, the industry has not been able to develop a separator that makes a lithium-metal anode practical for rechargeable applications.

Solid-State Electrolyte-Separator Required to Enable Lithium-Metal Anode

We believe that a lithium-metal battery requires that the porous separators used in conventional lithium-ion batteries be replaced with a solid-state electrolyte-separator capable of conducting lithium ions between the cathode and anode at rates comparable to conventional liquid electrolyte while also suppressing the formation of lithium dendrites, which are growths of lithium metal which can grow across the separator and short-circuit the cell. While various solid-state separators have been shown to operate at low power densities, such low power densities are not useful for most practical applications. To our best knowledge, we are the only company that has been able to demonstrate a solid-state separator for lithium-metal batteries capable of resisting dendrite formation at higher power densities such as those required for automotive applications, and fast charging, for at least 800 cycles at around 25 °C.

We believe that our ability to develop this proprietary solid-state electrolyte-separator will enable the shift from lithium-ion to lithium-metal batteries.

Our Technology



Conventional Li-ion Battery
QuantumScape Solid-State Battery
Discharged
(as manufactured)
Charged
Anode Current Collector
Graphite / Silicon Anode
Liquid Electrolyte
Porous Separator
Cathode Active Material
Liquid Electrolyte
Cathode Current Collector
Lithium Metal
Manufactured Anode-free
Anode-free cell design with lithium plated during charge cycles – no host material (graphite/silicon)
QS Solid-State Electrolyte-Separator
Ceramic solid-state electrolyte-separator with high dendrite resistance
Cathode Active Material
Compatible with multiple cathode materials
Catholyte
Lithium-Metal Anode
High-rate cycling of a lithium-metal anode

Our proprietary solid-state lithium-metal cell represents the next-generation of battery technology.

Eliminating the anode host material found in conventional lithium-ion cells increases the volumetric energy density. A pure lithium-metal anode also enables the theoretically highest gravimetric energy density for a lithium battery system, if the system can be manufactured without excess lithium on the anode.

Our cell design includes an inorganic solid ceramic film that has characteristics of both a separator and an electrolyte. This ceramic solid-state electrolyte-separator is our core technology breakthrough that enables reliable cycling of the lithium-metal anode battery. A working solid-state electrolyte-separator is needed to prevent the formation of dendrites that would normally grow through a traditional porous separator and short circuit the cell. An effective solid-state electrolyte-separator requires a solid material that has ionic conductivity in a range similar to liquid electrolytes, chemically stable next to lithium — one of the most reactive elements in the periodic table — and able to resist the formation of dendrites. Our team has worked over ten years to develop a composition that meets these requirements and to develop techniques necessary to manufacture the electrolyte-separator material at scale using a continuous process. We have a number of patents covering both the composition of this material and key steps of its manufacturing process. While current generations of our prototype battery cells contain our proprietary solid-state electrolyte-separator and an organic liquid cathode electrolyte (i.e. catholyte), solid catholyte materials are part of our ongoing research and development investigations.

Our Cells and Separator



QSE-5
B-Sample

QS Solid-State
Electrolyte-Separator

Note: Cell dimensions: approximately 85mm x 66mm x 5mm

All references to our "separator," "electrolyte-separator," "solid-state separator," "solid-state electrolyte-separator," in this Report refer to our proprietary solid-state electrolyte-separator.

Our solid-state electrolyte-separator is a dense, entirely inorganic ceramic. As shown in the figure above, it is made into a film that is thinner than a human hair and then cut into pieces. Our separator is flexible because it has a low defect density and is thin. In contrast, typical household ceramics are less flexible and can break due to defects which can reduce structural integrity.

The basic building block of our designed battery package is the unit cell, consisting of a double-sided cathode with a solid-state electrolyte-separator on either side. We stack these unit cells together to form multilayer cells. We first demonstrate new functionality using these unit cells.



Major Architectural Components
Multilayer Stack (24 Layers Example)1
(24 layers = 12 unit cells)
Unit Cell
(bi-layer stack)
Unit Stack
(single-layer cell)
Anode Current Collector
Manufactured Anode-free
Solid-State Electrolyte-Separator
Cathode Active Material
Catholyte
Cathode Current Collector

(1) For illustrative purposes only. Designs vary based on customer specifications.

In 2022, we shipped A0 prototype battery cells to multiple automotive OEMs for testing. In 2024, we began producing low volumes of our first B-sample cells, and we began shipping these cells for automotive customer testing. These are B-samples of our first product, QSE-5 a ~5 amp-hour cell with measured performance of over 800 Wh/L, and < 15 minute fast charge from 10% to 80% of capacity. However, our potential customers may require the development of cells with different capacity, layer count or dimensions.

As we move from prototypes to commercial products, we will need to continue improving the quality and consistency of materials and processes for higher volume manufacturing. We need more production capacity to make the large number of multilayer cells needed for testing and for process optimization, including yield improvement and reliability. We have been designing and procuring new automation and higher-volume pre-pilot equipment that we expect will increase both output and reliability.

Our cathodes use a combination of conventional cathode active materials such as nickel-manganese-cobalt ("NMC") or a cobalt-free, nickel-free composition like lithium-iron-phosphate ("LFP") with a catholyte made of an organic liquid. In the future, we may use other compositions of cathode active materials. Over the years, we have developed catholytes made of differing mixtures of organic liquid electrolyte to optimize performance across multiple metrics such as voltage, temperature, power, and safety, among others. We continue to test solid, gel and liquid catholytes from time to time in our cells. The solid catholyte is part of our ongoing research and development investigation into inorganic catholytes. Our separator platform is being designed to enable faster charge rates for thicker cathode electrodes, which, when combined with a lithium-metal anode, may further increase cell energy densities.

We have developed a new cell format that combines features of a conventional pouch cell and a prismatic cell to address the challenges of lithium-metal expansion. This cell architecture is designed to accommodate expansion as the cell charges and the anodes of each layer are plated with lithium metal, and conversely, the contraction as the cell discharges. Additionally, the format is designed to allow the cell to simultaneously dissipate excess heat during fast charging, function with or without externally applied pressure, enable high-volume manufacturing and pack integration, and offer good packaging efficiency to achieve our cell-level energy density targets.

We believe our battery technology may provide significant improvements in energy density compared to today's conventional lithium-ion batteries, as shown in the figure below.



† QS projections and targets based on existing estimates and model assumptions Sources: Li-ion cell energy density from batemo.com database, charge times from ev-database.org and insideevs.com (for Rivian R1T)

Benefits of Our Technology

We believe our battery technology will enable significant benefits across battery capacity, charging rate, safety, and cycle life while minimizing cost. We believe these benefits will provide significant value to automotive OEMs by enabling greater customer adoption of their EVs. By solving key pain-points such as 15-minute fast charging from 10% to 80% of capacity, we believe our battery technology will enable the delivery of an EV experience that is significantly more competitive with fossil fuel vehicles than what today's EVs can achieve with conventional lithium-ion batteries.

Our battery technology is intended to meet the five key requirements we believe will enable mass market adoption of EVs:

- ***Energy density.*** Our battery design is intended to increase volumetric and gravimetric energy density by eliminating the carbon/silicon anode host material found in conventional lithium-ion cells. This increased energy density will enable EV manufacturers to increase range without increasing the size and weight of the battery pack, or to reduce the size and weight of the battery pack which will reduce the cost of the battery pack and other parts of the vehicle.

- ***Fast charging capability.*** Our battery technology containing our solid-state separator material has been tested to demonstrate the ability to charge from 10% to 80% capacity in approximately 15 minutes or less, which is generally faster than today's conventional batteries can deliver without materially degrading battery cycle life. In these conventional batteries, the limiting factor for charge rate is the rate of diffusion of lithium ions into the anode. If a conventional battery is charged at high rate, especially at high state-of-charge or low temperature, lithium can start plating on carbon particles of the anode rather than diffuse into the carbon particles. This causes a reaction between the plated lithium and liquid electrolyte which reduces cell capacity and increases the risk of dendrites that can short circuit the cell. With a lithium-metal anode, using our solid-state separator, we expect the lithium to be plated as fast as the cathode can deliver it. Nonetheless, repeated fast-charging of battery cells may result in cycle life degradation, as is the case in conventional lithium-ion batteries.

- ***Enhanced safety.*** Our solid-state battery cell uses a ceramic separator which is not combustible and we believe is therefore safer than conventional polymer separators. This ceramic separator is also capable of withstanding temperatures considerably higher than those that would melt conventional polymer separators, providing an additional measure of safety. Although additional safety tests need to be performed as our materials and processes evolve, in 2023 we ran a suite of safety tests on a limited number of our A0 prototype cells, including nail penetration, overcharge, external short circuit, and thermal stability testing up to 300°C (higher than the 180°C melting point of lithium). The A0 prototype cells successfully passed these automotive safety tests according to the specification set by a leading OEM, with hazard levels of 3 or lower as defined by EUCAR and SAE J2464 standards. One noteworthy result from prototype cell testing was demonstrating thermal stability up to 300°C; for reference, we tested conventional high-energy lithium-ion cells, which burst into flames between 174°C and 185°C. In 2024, we again performed nail penetration, overcharge, external short circuit, and thermal stability testing up to 300°C and our B0 samples passed these tests with hazard levels of 3 or lower as defined by EUCAR and SAE J2464 standards. Notwithstanding the foregoing, we note that although the A0 and B0 prototype cells have passed these automotive safety tests performed in our laboratories, we have been able to test these cells to the point of failure under additional modified test conditions. Moreover, these safety test results for the A0 and B0 prototype cells are not necessarily representative of those of subsequent generations of our cells since safety is a function of a cell's materials composition, which changes from one generation of cells to the another. We will continue safety testing under different conditions, including on aged cells. We also need to test a much larger sampling of cells to ensure statistical significance.

- ***Battery cycle life.*** We are designing our technology to enable increased battery cycle life relative to conventional lithium-ion batteries. In a conventional cell, a reason that battery capacity fades over time is the gradual irreversible loss of lithium due to side reactions between the liquid electrolyte and the anode. By eliminating the anode host material, we expect to eliminate those anode side reactions to enable longer battery cycle life. Our top-performing A0 prototype cell in one prospective customer's battery testing labs achieved over 1,000 full cycle equivalents with over 95% discharge energy retention, using customer-specified test conditions of C/3 charge and C/2 discharge with our standard temperature and pressure conditions, and 100% depth of discharge. This performance exceeds the cycle life and capacity retention in battery warranties for some of the best-selling EVs in the U.S. market today, which require that cells retain at least 70% of the rated capacity for 150,000 miles.

- ***Cost.*** Our battery technology eliminates the anode host material and the associated manufacturing costs, providing a structural cost advantage compared to traditional lithium-ion batteries. When comparing manufacturing facilities of similar scale and upon achieving process maturity, we estimate that eliminating these costs has the potential to provide cost savings compared to the costs of building traditional lithium-ion batteries.

Our Competitive Strengths

Only lithium-metal battery technology showing capability to meet automotive requirements for power, cycle life, and temperature range to our knowledge. We have built and tested single-layer and multilayer solid-state cells and have demonstrated that our technology shows the capability to meet automotive requirements for power, cycle life, temperature range, and safety. Since 2018 Volkswagen has tested multiple generations of our prototype cells, including single-layer and multilayer prototype cells. In 2024, Volkswagen announced it had successfully tested our A0 prototype cells at automotive rates of power, noting that the A0 prototype cell was also able to meet the requirements for other test criteria such as fast charging capability, safety and self-discharge. While we signed an agreement with PowerCo with the goal of commercializing our battery technology, we intend to continue working closely with automotive OEMs to make our solid-state battery cells widely available over time. In addition, we have signed customer sampling agreements with a number of OEMs, ranging from leading manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validating of our solid-state battery cells with the goal to include such cells into pre-production prototype vehicles and ultimately into serial production vehicles.

Partnership with one of the world's largest automotive OEMs. We are partnered with Volkswagen, one of the largest automakers in the world. Volkswagen has been a major investor since 2012 and has invested approximately $380 million in us. In addition, in July 2024, we entered into the PowerCo Collaboration Agreement, a battery cell company wholly owned by the Volkswagen Group, with the goal of industrializing the solid-state lithium-metal battery technology we intend to use in our first planned product—the QSE-5.

High barriers to entry and extensive patent and intellectual property portfolio. As of December 31, 2024, we owned, or licensed on an exclusive basis, approximately 350 U.S. and foreign patents and patent applications – including broad fundamental patents around our core technology. Our proprietary solid-state separator uses the only material we know of that can cycle lithium at automotive-level current densities and room temperature without forming dendrites. We have a range of patents, including patents that cover:

- Material compositions, including the optimal compositions as well as wide-ranging coverage of a number of variations for the separator and other battery components;

- Enabling battery technology and methods required to incorporate a separator into a battery;

- Manufacturing technology, protecting the way to make the separator at scale without semiconductor-style vacuum production or batch processes used in traditional ceramics; and

- Material dimensions, including our proprietary separator, covering any separator with commercially practical thicknesses for a solid-state battery.

Significant development focused on next-gen technology for automotive applications. We have spent over a decade developing our battery technology. Many of our technical team members have worked at large battery manufacturers and automotive OEMs. Through its experience, our team has significant technical know-how and is supported by extensive facilities and equipment, development infrastructure, and data analytics.

Designed for volume production. Our battery cells are designed to use earth-abundant materials and processes suitable for higher volume production. Our earlier-generation manufacturing process for our proprietary solid-state separator used equipment that was already available at scale in the battery or ceramics industries. We are developing subsequent, proprietary higher-volume separator manufacturing processes that seek to further reduce cost, increase throughput, and improve quality. While preparing for scale production, we have purchased or tested production-intent equipment from the world's leading vendors. In particular, we expect to produce our proprietary solid-state separator using scalable continuous-flow heat treatment to process separator films more rapidly while applying less total heat energy per film. Although our separator material is proprietary, the inputs are readily available and can be sourced from multiple suppliers across different geographies.

Structural cost advantage leveraging industry cost trends. Aside from the solid-state separator, our battery is being designed to use many generally available materials and processes that are standard across today's battery manufacturers. As a result, we expect to benefit from the projected industry-wide cost declines for these materials that result from process improvements and economies of scale. We believe that the manufacturing of our solid-state battery cells at scale provides us with a structural cost advantage because our battery cells are manufactured without an anode.

Our Growth Strategy

Continue to develop our commercial battery technology and manufacturing capabilities. We will continue developing our battery technology with the goal of enabling commercial production subsequent to the automotive qualification process, which generally involves several major delivery milestones of A, B and C samples. We have demonstrated capabilities of our solid-state separator and battery technology in single-layer and multilayer cell cycling data. In 2022, we shipped our first A0 prototype battery cells to multiple OEMs for testing. In 2024, we shipped B0 samples of our first commercial product, the QSE-5. As we move from prototypes to commercial products, we will need to continue improving the quality and consistency of materials and processes for higher volume manufacturing, including increased precision through automation and process control, quality of material inputs, and particle reduction across our process flow. We will continue to work to further develop and validate the volume manufacturing processes to enable higher volume manufacturing by us or our licensing partners and minimize manufacturing costs. We will continue to work on increasing the yield of our solid-state separator to reduce scrappage and to increase utilization of manufacturing equipment.

Expand relationships with other automotive OEMs. While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, we are, and over the next few years intend to continue, working closely with other automotive OEMs to make our solid-state battery cells widely available over time. Subject to the terms of the PowerCo Collaboration Agreement, we are not prohibited from working in parallel with other automotive OEMs or other non-automotive companies to commercialize our technology. We have signed customer sampling agreements with a number of OEMs, ranging from leading manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validation of our solid-state battery cells with the goal to include such cells into pre-production prototype vehicles and ultimately into serial production vehicles.

Expand target markets. We are currently focused on automotive EV applications, which have the most stringent set of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics such as smartphones and wearables. For example, we have signed agreements with companies to evaluate our batteries for inclusion in their stationary energy storage and consumer electronics applications.

Expand commercialization models. Our technology is being designed to enable a variety of business models. In addition to collaboration with PowerCo, which contemplates a licensing arrangement, we may operate solely-owned manufacturing facilities, license technology to other manufacturers, or enter into joint venture arrangements, among other approaches. We intend to continue to invest in research and development to improve battery cells performance, improve manufacturing process and reduce cost. Where appropriate, we may build and sell solid-state separators or cell layers rather than complete battery cells.

Manufacturing Process Development

We are building a battery development pilot line at our facilities in San Jose, California to provide a sufficient quantity of separators and cells for internal development, customer sampling, and higher volumes of QSE-5 cells. Our pilot line is intended to consist of a continuous flow, automated line with sufficient capacity and process maturity to engage in automotive qualification. Ultimately, our pilot line is intended to serve as the basis for continued manufacturing process development for the subsequent scale up of our manufacturing capabilities, including to support collaboration and future technology transfer activities as part of the collaboration and licensing arrangements with PowerCo as well as potential future commercial arrangements.

Our battery manufacturing process is being designed to be very similar to that of conventional lithium-ion battery manufacturing, with a few exceptions:

- We use a proprietary separator material instead of the porous polyolefin separator used in lithium-ion cells.

- We assemble our cell by stacking these separators together with cathodes and current collectors using proprietary joining methods.

- Our architecture eliminates the need for anode manufacturing, reducing capital investment and lowering operating costs.

- Our cell design allows us to shorten the weeks-long aging process required for conventional lithium-ion cells, thus decreasing manufacturing cycle time and reducing working capital needs.

Our architecture depends on our proprietary solid-state separator. Though our separator design is unique, our manufacturing process leverages established or similar high-volume production processes already deployed in other industries. We are developing subsequent, proprietary higher-volume separator manufacturing processes that seek to further reduce cost, increase throughput, and improve quality.

We plan to source many input materials from industry leading suppliers to the lithium-ion battery industry, and we already have strategic relationships in place with the industry's leading vendors of cathode material, the most critical purchased input to our cell, along with leading vendors of other less critical inputs. Our solid-state separator is made from abundant materials produced at industrial scale in multiple geographies.

Relative to conventional lithium-ion cells, our technology eliminates the anode material cost (e.g., carbon/silicon host material, electrolyte in the anode) and reduces manufacturing costs (e.g., no anode related manufacturing costs, reduced formation costs). This enables savings in materials, capital equipment and manufacturing time, as illustrated in the graphic below.



Collector
Cathode Material
Solvent
Binder / Other
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying
QS solid-state electrolyte-separator
Stacking
Electrolyte-Separator
Packing
Cell Container
Formation
Reduced
Testing
Cell
Collector
Anode Material
Solvent
Binder / Other
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying

Partnerships

Volkswagen Collaboration

QuantumScape has had a strong collaborative relationship with Volkswagen since 2012. Our collaboration initially focused on the testing and evaluation of our battery technology with Volkswagen engineers working closely with our engineering team on our technology development efforts and battery testing. Volkswagen has made several rounds of equity investments in QuantumScape, and senior executives of Volkswagen joined our board of directors (the "Board"). During the early part of this collaboration we worked closely with members of Volkswagen's global research and development team and then with Volkswagen's Center of Excellence for Battery Cells, which was tasked with commercializing battery technologies within Volkswagen. Currently, Dr. Günther Mendl, Head of Battery Center of Excellence, Volkswagen AG, and Sebastian Schebera, Head of Strategic Partnerships, Volkswagen AG, are members of the Board.

PowerCo Collaboration and Joint Venture Termination

QSV Operations LLC ("QSV") was incorporated as a limited liability company in 2018. VWGoA, VGA and QuantumScape executed the JVA, effective September 2018, with the goal of jointly establishing a manufacturing facility to produce the pilot line of the Company's product through QSV. In connection with this agreement, the parties also entered into two operating agreements: (i) the Limited Liability Company Agreement of QSV to govern the respective rights and obligations as members of QSV and (ii) the Common IP License Agreement for the Company to license certain intellectual property pertaining to automotive battery cells as defined in the JVA to VWGoA, VGA and QSV.

On July 5, 2024, we entered into the PowerCo Collaboration Agreement with the goal of industrializing the solid-state lithium-metal battery technology we intend to use in our first planned product—the QSE-5 Technology. PowerCo was formed by Volkswagen in 2022 as a company intended to consolidate Volkswagen's activities in the development and production of battery cells. In connection with the PowerCo Collaboration Agreement and subject to the completion of certain milestones, we and PowerCo intend to enter into a license agreement (the "PowerCo IP License Agreement") under which we will grant PowerCo a non-exclusive, limited, royalty-bearing license to use the QSE-5 Technology for the purpose of manufacturing and selling batteries primarily for automotive applications, and PowerCo will pre-pay an initial royalty fee of $130 million, against which any future royalties due will be credited. The initial royalty is subject to a time-based diminishing clawback if the PowerCo IP License Agreement is terminated early by PowerCo under certain conditions. The PowerCo Collaboration Agreement supersedes the JVA, which was terminated concurrently. As compared to a joint venture arrangement of similar output volumes, we expect the licensing arrangement to result in less revenue, as well as lower costs and capital requirements.

Research and Development

We conduct research and development at our headquarters facility in San Jose, California. Research and development activities concentrate on making further improvements to our battery technology including subsequent generations of prototype samples incorporating advances in cell functionality, process and reliability, and on improving the maturity of our production processes and pilot line.

Our research and development currently includes programs for the following areas:

- *Continued improvement of the cathode.* Our cathodes use a conventional cathode active material such as NMC mixed with a catholyte. We plan to benefit from industry cathode chemistry improvements and/or cost reduction, which in the future may include use of other cathode active materials, including cobalt-free compositions, including LFP, as well as cathode processing advances such as dry electrode processing. Over the years, we have developed catholytes made of differing mixtures of organic liquid electrolyte in an effort to optimize performance across multiple metrics such as voltage, temperature, power, and safety, among others. We have tested solid, gel and liquid catholytes in our cells. The solid catholyte is part of our ongoing research and development investigation into inorganic catholytes. Our solid-state cathode platform is being designed to enable high rates of charge and discharge for even thicker cathode electrodes, which, when combined with a lithium-metal anode, may further increase cell energy densities.

- *Continued improvement in quality, consistency and reliability.* We are working to improve the quality and uniformity of our cells, including our separators, to further improve, among other things, the cycling behavior, power, operating conditions, and reliability of our cells. For some of our early-generation processes, we used methods of continuous processing found at scale in both the battery and ceramic industries and we are working on continuous improvement of these processes, including better quality, consistency, and higher throughput through automation and process control (including specification tightening and adding or improving inspection points along the manufacturing process flow), quality of material inputs, and particle reduction across our process. We are also developing subsequent methods not typically used in ceramics that offer significant potential cost savings. Regarding consistency, we believe tightening the variability of separator quality will result in better yield. We plan to implement process improvements and controls necessary to manufacture higher quality, more consistent materials; we believe these activities will ultimately lead to higher reliability.

- *Continued improvement in throughput.* Increasing the volume of separator production results in the increased quantities required for prototypes and delivery of more test cells to prospective customers. We continue to invest and deploy resources to automate our manufacturing process, including purchasing larger-scale manufacturing equipment, that we expect will substantially improve our manufacturing processes and, as a result, increase throughput required for product qualification and to achieve the cost, performance and volume levels required for commercial shipments.

- *Cell design.* We have demonstrated capabilities of our solid-state separator and battery technology in single-layer and multilayer solid-state cells in commercially relevant areas (ranging from approximately 60x75mm to 70x85mm). In order to advance the maturity of our prototype cells and produce commercially viable solid-state battery cells, we must produce battery cells that achieve target cell design and capacities set by our customers and we may have to vary cell layer count and dimensions; while we target our first commercial product, the QSE-5, to have approximately 5 amp-hours of capacity, the exact number of layers and dimensions will vary and depend upon customer specifications, cell design considerations, and other factors. We will need to overcome production challenges to produce sufficient volumes of our separators and prototype battery cells to complete development of our first commercial product and for customer evaluation and product qualification purposes, as well as subsequent cell designs that may require different capacity, layer counts and dimensions.

Intellectual Property

The success of our business and technology leadership is supported by our proprietary battery technology. We rely upon a combination of patents, trademarks and trade secrets in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property through nondisclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties. We regularly file applications for patents and have a significant number of patents in the United States and other countries where we expect to do business. Our patent portfolio is deepest in the area of solid-state separators with additional areas of strength in anodes, next-generation cathode materials, and cell, module, and pack design specific to lithium-metal batteries. Our trade secrets primarily cover manufacturing methods.

As of December 31, 2024, we owned, or licensed on an exclusive basis, more than 160 issued U.S. patents and patent applications, and more than 190 granted foreign patents and patent applications. Patents issued to us start expiring in 2033.

Competition

The EV market, and the battery segment in particular, is rapidly evolving and highly competitive. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to increase in the future, which could harm our business, results of operations, or financial condition.

Our prospective competitors include major manufacturers currently supplying the industry, automotive OEMs and potential new entrants to the industry. Major companies now supplying batteries for the EV industry include Panasonic Corporation, Samsung SDI, Contemporary Amperex Technology Co. Limited, LG Energy Solutions, BYD Co. Limited, SK Innovation Co. Limited and E-One Moli Energy Corporation. They supply conventional lithium-ion batteries and in many cases are seeking to develop solid-state batteries, including potentially lithium-metal batteries. In addition, because of the importance of electrification, many automotive OEMs are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. For example, Tesla, Inc. is building multiple battery gigafactories and potentially could supply batteries to other automotive OEMs, and Toyota Motors and a Japanese consortium have a multi-year initiative pursuing solid-state batteries. Additionally, in 2024, China announced the China All-Solid-State Battery Collaborative Innovation Platform, which brings together government, academia and industry to develop and manufacture solid-state batteries that can compete globally.

A number of development-stage companies such as SES, Solid Power, Factorial, ION, Sakuu, ONE, Enovix, and Sila Nanotechonologies are also seeking to improve conventional lithium-ion batteries or to develop new technologies for solid-state and/or lithium-metal batteries. Potential new entrants are seeking to develop new technologies for cathodes, anodes, electrolytes and additives. Some of these companies have established relationships with automotive OEMs and are in varying stages of development.

We believe our ability to compete successfully with lithium-ion battery manufacturers and with other companies seeking to develop solid-state batteries will depend on a number of factors including battery price, safety, energy density, charge rate and cycle life, and on non-technical factors such as brand, established customer relationships and financial and manufacturing resources.

Many of the incumbents have, and future entrants may have, greater resources than we have and may also be able to devote greater resources to the development of their current and future technologies. They may also have greater access to larger potential customer bases and have and may continue to establish cooperative or strategic relationships amongst themselves or with third parties (including automotive OEMs) that may further enhance their resources and offerings.

Government Regulation and Compliance

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and commercialization of our battery technologies abroad is likely to be subject to more stringent export controls in the future.

Employees and Human Capital

We pride ourselves on the quality of our world-class team and seek to hire only employees dedicated to our strategic mission. Many of our employees have significant experience working with large battery manufacturers and automotive OEMs. As of December 31, 2024, we employed approximately 800 employees, based primarily in our headquarters in San Jose, California. Many of our employees in our research and development and related functions hold engineering and scientific degrees, including many from the world's top universities. In order to align our work force with our operational focus, in January 2025 we had a reduction in force impacting approximately 7% of the Company's full-time employees at the time.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or are subject to a collective bargaining agreement.

People and Culture

We seek team members who want to help solve a significant problem that will positively impact the world. We value diversity and recognize the importance of fostering a positive, inclusive culture. We seek to promote fair and equitable hiring and promotion processes and year-over-year improvements in diverse representation. Some of our actions to achieve this included delivering management training for our senior leaders, implementing a job leveling framework to ensure candidates are assessed against a consistent set of criteria, and making certain that our commitment to equal hiring and promotion opportunities is substantiated with equal pay for equal work by conducting an annual internal pay equity analysis.

Attraction and Retention

We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries and strong equity compensation aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our full-time regular employees hold equity in our company and are generally eligible for the employee stock purchase plan. Our compensation decisions are guided by the external market, role criticality, and the contributions of each team member. Our job-leveling framework and associated pay ranges allow us to maintain pay equity while offering the attractive and effective compensation needed as we grow and compete for talent.

Health and Safety

The health and safety of our employees is mission critical. We emphasize a proactive safety culture and maintain a supportive organization and work culture that encourages personal health and work-life balance for our employees. Our Environmental, Health and Safety (EHS) department leads the programs that address workplace health and safety concerns through engineering controls, policies, procedures, training, monitoring and audits, and reports directly to our board of directors on a quarterly basis on such matters.

Available Information

Our investor relations website is located at https://ir.quantumscape.com, our X account handle is @QuantumScapeCo, our investor relations X account handle is @QuantumScapeIR, our Chief Executive Officer's LinkedIn account is located at www.linkedin.com/in/siva-sivaram-1394ab5b/, our Chief Technology Officer's X account handle is @ironmantimholme, our Chief Marketing Officer's X account handle is @HussainAsim, and our corporate LinkedIn account is located at www.linkedin.com/company/quantumscape. We use our investor relations website, aforementioned X accounts and LinkedIn account to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website, aforementioned X accounts, and LinkedIn account in addition to following press releases, filings with the SEC and public conference calls and webcasts. We also make freely available, on our investor relations website under "SEC Filings," our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.

Item 1A. Risk Factors.

The following summary risk factors and other information included in this Report should be carefully considered. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually materializes, our stock price, business, operating results and financial condition could be materially adversely affected. For more information, see below for more detailed descriptions of each risk factor.

Risk Factor Summary

Risks Related to Our Technology Development, Manufacturing and Performance

- Challenges involving our development of solid-state battery cells.

- Challenges related to manufacturing and scale-up of our separator and solid-state battery cells.

- Any failure to meet targets around cost, performance characteristics or other specifications as set out by us or our customers.

- Reliance on third-party suppliers for necessary materials, components or equipment.

- An inability to control the costs associated with our operations and the price of raw materials.

- Any risk and uncertainty around the use of complex machinery for our operations and production.

- An inability to attract and retain customers during the development stage or for higher volume production.

- Any loss or early obsolescence of our manufacturing equipment.

Customer Risks and Risks Related to Our Relationship with Volkswagen

- Any failure to meet requirements or achieve milestones under our collaboration with PowerCo.

- Increased reliance on PowerCo to scale up and commercialize our technology.

- Concentration of agreements and relationships that can restrict our business operations, commercialization opportunities and revenue generation.

- Challenges to accurately estimate the future supply and demand for our batteries.

Our Intellectual Property Risks

- Any failure to protect or assert our intellectual property rights.

- Any intellectual property infringement claims or other litigation that we need to defend ourselves against.

- Adverse decisions related to our patent applications and contests to our patent rights.

Other Business Risks

- Challenges to successfully compete in an evolving and highly competitive battery market.

- Dependence on consumer adoption of EVs for future growth and success.

- Historical and continuing financial losses as an early-stage company.

- Risks and tradeoffs related to pursuing a variety of business models and arrangements.

- Changes to our objectives and targets due to unfavorable changes to our initial assumptions and analyses.

- Any issues with operations of or disruptions to our information technology and communications systems.

- Increased exposure to artificial intelligence related risks and challenges.

- Evolving scrutiny over our ESG practices and value propositions.

- Involvement in litigation, regulatory actions or government investigations and inquiries.

- Exposure to product liability claims due to third-party use of our batteries.

- Exposure to risks and regulations in various jurisdictions where we conduct activities.

- Adverse effects of inflation and increased interest rates.

- Challenges arising from management's limited experience in operating a public company.

- Any negative impacts from epidemics, pandemics, and other outbreaks.

Our Regulatory Risks

- Evolving or unfavorable global trade policies and export/import regulations related to the battery and EV industry.

- Environmental and safety risks related to battery technology development and manufacturing.

Risks Related to Ownership of Our Common Stock and Our Certificate of Incorporation and Bylaws Provisions

- Volatility of our Class A Common Stock.

- Dilution to stockholders in the event of sales of substantial amounts of our Class A Common Stock in the capital markets.

- Any failure to raise additional capital on attractive terms.

- Manipulative activity by short sellers.

- Changes to our reasonable estimates and probability-based assumptions that can affect our results of operations.

- Concentration of capital stock ownership among certain insiders.

- The dual class structure of our Common Stock.

- Provisions in our Certificate of Incorporation, Bylaws and Delaware law that can limit stockholders' ability to change management.

- Limits to our stockholders' ability to obtain a chosen judicial forum for disputes.

- No cash dividends to stockholders in the foreseeable future.

General Risk Factors

- Challenges attracting and retaining key employees and qualified personnel.

- Natural disasters and other catastrophic events outside of our control.

- Volatile global economic conditions due to real or perceived financial crises.

- Changes in U.S. or foreign tax policies.

- Limitations to our use of deferred tax assets to offset future taxable income.

- Insufficient insurance coverage for future losses or claims against us.

- Any inability to comply with NYSE continued listing standards.

- Significant expenses and administrative burdens as a public company.

- Any failure to maintain an effective system of internal controls which may lead to a material weakness.

- Limitations in our disclosure controls and procedures that may not prevent or detect all errors or acts of fraud.

- Any changes to analyst publications about us, our business, or the market.

The following risk factors apply to our business and operations. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to our business, financial condition, and prospects. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this Report.

Risks Related to Our Technology Development, Manufacturing and Performance

We face significant challenges in our attempt to develop a solid-state battery cell and produce it at higher volumes with acceptable performance, quality, consistency, reliability, throughput, safety, and costs. Delays or failures in accomplishing our development objectives may delay or prevent successful commercialization of our technology and negatively impact our business.

Developing lithium-metal solid-state batteries that meet the requirements for wide adoption by automotive OEMs is a difficult undertaking and, as far as we are aware, has never been done before. We are still in the development stage and face significant challenges in completing the development of our battery cells and in producing battery cells in commercial volumes with acceptable performance, quality, consistency, reliability, throughput, safety, and costs. Some of the development challenges include increasing the quality, consistency, reliability and production throughput of our separators and cells, increasing the size and layer count of our multilayer cells, increasing manufacturing scale to produce the volume of cells needed for our technology development and customer applications, installing, bringing up and optimizing higher volume manufacturing equipment, packaging design and engineering to ensure adequate cycle life, pressure management, cost reduction, completion of the rigorous and challenging specifications required by our automotive partners, including but not limited to, calendar life, mechanical, safety, and abuse testing.

Our solid-state separator is in the development stage and has never been used before for battery applications (or to our knowledge, for any other applications). There are significant quality, consistency, reliability and throughput, cost and manufacturing process challenges to be solved in order for the separators to be produced and used commercially. We have had and are likely to continue to encounter engineering challenges as we increase the lateral dimensions, reduce the thickness and defects and increase the production volume of our separators. In addition, we are continuously evaluating multiple cathode material compositions for inclusion in our battery cells and have not yet finalized the cathode composition or formulation, or the design of related cell assembly components. We also have not validated that the current cell design meets all automotive requirements. If we are not able to overcome these barriers in developing and producing separators and battery cells at commercial volumes, our business would likely fail.

We have tested single-layer and multilayer cells in commercially relevant areas that measure approximately 60x75mm to 70x85mm, and shipped our first A0 prototype battery cells in 2022. In 2024, we shipped the first B0 prototype samples of our QSE-5 cell. While we target our first commercial product, the QSE-5, to have a capacity of approximately 5 amp-hours, the exact capacity, number of layers and dimensions may vary and depend upon specific customer preference, cell design considerations, and other factors. Any delay in the development or manufacturing scale-up of our solid-state battery cells would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships.

We need to overcome production challenges to produce higher volumes of our separators and prototype battery cells and we may encounter delays and cost overruns related to planning, permitting, construction, equipment installation and reliability, utilities infrastructure installation and operations start-up of our manufacturing facilities, which could delay or prevent the introduction of our product and negatively impact our business.

We will need to overcome production challenges to produce sufficient volumes of our separators and prototype battery cells to complete development of our first commercial product and for customer evaluation and product qualification purposes, as well as subsequent cell designs that may require different capacity, layer counts or dimensions. We have not yet validated a manufacturing process or acquired the equipment necessary to produce higher volumes of our separator, cathode electrode or related cell assembly components that meet customer requirements. We will need to produce these cells at improved yields without compromising performance, and simultaneously solve related packaging and reliability challenges in a way that is scalable and low-cost. There are significant engineering and mechanical challenges that we must overcome to advance the scale up of our battery cells. In addition, we have been designing and procuring certain equipment to continue developing the manufacturing processes necessary to make these battery cells at higher volumes. If we are not able to overcome these developmental hurdles in building our cells, our business is likely to fail.

In addition, we must advance our current manufacturing processes to include more automation, such as automated film handling and stacking, and use higher volume equipment and processes, such as moving to higher throughput continuous flow equipment. We must also continue process development and innovation efforts toward substantially shortening cycle time, improving process control and equipment reliability, and reducing consumables (including energy usage), with the target end goal of increasing the quality, consistency, reliability and throughput of our separators and battery cells.

Further, we must build our pilot line in San Jose, California, to provide a sufficient quantity of separators and cells for internal development, customer sampling, and higher volumes of QSE-5 cells. Ultimately, we need to build out our pilot line to serve as the basis for continued manufacturing process development for the subsequent scale up of our manufacturing capabilities, including to support collaboration and future technology transfer activities as part of the collaboration and licensing arrangements with PowerCo as well as potential future commercial arrangements. However, we could encounter significant delays and cost overruns related to planning, permitting, construction, equipment delivery, installation, qualification, and reliability, utilities infrastructure installation, and operations start-up of our manufacturing facilities, including those containing our pilot line. Examples include global supply chain issues that impact our equipment suppliers, supplier non-performance and equipment damage in transit. In particular, we have experienced short-term power outages at our San Jose facilities that have been resolved, but similar disruptions may occur in the future; delays associated with material shortage and backups at key shipping ports could impact the capacity at which we can run the facility; and certain of our construction contractors have previously reported delays due to labor strikes of their employees that were ultimately resolved but may reoccur in the future. If we are unable to substantially improve our manufacturing processes to increase yield and throughput to achieve the cost, performance and volume levels required for commercial shipments, our business could be materially impacted.

If the cost, performance characteristics or other specifications of the battery fall short of our targets or our customer requirements, our ability to develop, market, and sell our batteries could be harmed.

Even if we complete development and achieve volume production of our solid-state battery, if the cost, performance characteristics or other specifications of the battery fall short of our targets or our customer requirements, our sales, product pricing and margins would likely be adversely affected.

In addition, our battery cells must simultaneously satisfy all the commercial and safety requirements of our customers. Our solid-state battery cell uses a ceramic separator which we believe is safer than conventional polymer separators. We have conducted, and we will continue to conduct, a suite of performance and safety tests on our prototype cells, including on a limited number of QSE-5 B-samples to date. Although certain of our cells tested in our laboratories have passed automotive performance and safety test levels, some of these cells have been subject to additional modified test conditions and tested to the point of failure. However, these performance and safety test results for our prototype cells are not necessarily representative of those of subsequent generations of our cells since performance and safety are a function of a cell's materials composition, which changes from one generation of cells to another and depend on the final design of the battery package. Additional safety tests, with much larger samplings of cells, need to be performed as our materials and processes evolve to ensure efficacy and statistical significance.

Once commercial production of our solid-state battery cells commences, our batteries may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our solid-state batteries. There can be no assurance that we will be able to detect and fix any defects in our solid-state batteries prior to the sale to potential consumers. If our batteries fail to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects and results of operations.

We may not be able to establish supply relationships for necessary materials, components or equipment, which could delay the introduction of our product and negatively impact our business.

We rely on third-party suppliers for components and equipment necessary to develop and manufacture our solid-state batteries, including key supplies, such as our cathode material and manufacturing equipment for both our solid-state separator and solid-state battery cells. We are collaborating with key suppliers but have not yet entered into agreements for the supply of production quantities for many of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties or delays ramping up their supply of materials to meet our requirements, the introduction of our battery will be delayed. For example, we have previously experienced minor disruptions to the supply of process gas due to the shortage of truck drivers related to the COVID-19 pandemic and due to an incident at our main supplier's facilities, and have also experienced and could continue to experience disruption to the supply of petroleum-derived products as a result of certain weather and geopolitical events and conflicts and any related political or economic responses and counter-responses or otherwise by various global actors. The war in Ukraine and resulting sanctions against Russia by certain countries has also led to, and a further escalation of the armed conflict in the Middle East could also lead to, an increase in the price of petroleum and petroleum-derived products, which has in certain instances increased and may in the future further increase the cost of manufacturing, input material pricing and logistics costs. These challenges may be exacerbated in situations where we source certain of our materials and equipment exclusively from one or a few suppliers.

Any disruption in the supply of components, equipment or materials could temporarily disrupt research and development activities or production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, political, economic and social instability, governmental changes, disruptions caused by power outages, climate change and natural disasters, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers' ability to deliver components or equipment to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key materials, components or equipment for our solid-state batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects. In particular, tariffs—whether imposed as part of trade disputes, protective measures, or broader geopolitical strategies—could substantially drive up the cost of components and materials critical to our operations, putting significant pressure on our overall cost structure. For example, in February 2025, the U.S. imposed additional tariffs on imports from China. These tariffs, any additional tariffs imposed on foreign goods, as well as potential retaliation by a foreign government against such tariffs or policies may affect, directly or indirectly, the prices and supply of key materials necessary for our or our supply chain operations. We may also be subject to a number of geopolitical risks, including U.S. and foreign government trade restrictions or sanctions and any political or economic responses or counter-responses to such restrictions or sanctions. As global competition for raw materials continues to intensify, particularly in light of rising demand for battery technologies, we may face difficulties securing critical supplies on favorable terms or at all, which could materially harm our ability to produce batteries at scale and threaten the viability of our business.

We may be unable to adequately control the costs associated with our operations and the components necessary to develop and commercialize our solid-state battery technology, and, if we are unable to control these costs and achieve cost advantages, our business will be adversely affected.

We require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to research and development, raw material procurement, leases, sales, distribution, and technology transfer as we build our brand and market our battery technology, and general and administrative costs as we scale our operations, including the costs of our activities under the PowerCo Collaboration Agreement and, if entered into, the PowerCo IP License Agreement. For example, there has been volatility in prices and availability of raw material such as cobalt, nickel, and lithium and such material may face industry-wide shortages. Our ability to become profitable in the future will not only depend on our ability to successfully market or license our solid-state battery technology, but also to control our costs and achieve our target cost projections, including our projected cost advantage when compared to the costs of building traditional lithium-ion batteries at scale or the costs of building solid-state batteries by other market players. If we or our partners, as applicable, are unable to cost efficiently design, manufacture, market, sell and distribute our solid-state battery technology, including under the PowerCo Collaboration Agreement, our margins, profitability and prospects would be materially and adversely affected. We have not yet produced any solid-state battery cells at commercial capacity or in volume and our forecasted cost advantage for the production of these cells at scale, compared to conventional lithium-ion cells, will require us to achieve rates of throughput, use of electricity and consumables, yield, and levels of automation that we have not yet achieved. If we are unable to achieve these targeted rates, our business will be adversely impacted.

In particular, while we have estimated that eliminating the anode host material and the associated manufacturing costs will provide savings in production at scale compared to the costs of building traditional lithium-ion batteries at leading manufacturers, that estimate is subject to numerous assumptions and uncertainties. To achieve those savings, we or our partners, as applicable, will need to achieve significant cost savings in battery design and manufacturing, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells, while controlling costs associated with the manufacturing of our separator, including achieving substantial improvements in throughput and yield required to hit commercial targets. Further, we or our partners, as applicable, will need to capture industry-wide cost savings in the materials, components, equipment, facilities design, and processes that our technology shares with traditional lithium-ion battery manufacturing, notably in the cathode and cell design. We cannot be certain that we will achieve these cost savings or that future efficiency improvements in lithium-ion battery manufacturing will not reduce or eliminate these estimated cost savings.

We expect to incur significant costs related to procuring materials required to manufacture and assemble our samples and batteries. We expect to use various materials in our batteries that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We and our partners may not be able to control fluctuation in the prices for these materials or negotiate agreements with suppliers on terms that are beneficial to us or our partners. Our business depends on the continued supply of certain proprietary materials for our products. We are exposed to multiple risks relating to the availability and pricing of such materials and components, including reliance upon our vendors to construct and produce equipment to increase volumes, which may lead to delays or the requirement that we make additional upfront payments. Increases in the prices for our raw materials or components would increase our operating costs and negatively impact our prospects. For example, our shipping costs have increased in the past as suppliers have applied fuel surcharges. Costs for certain key raw materials and components have also increased due to fluctuations in global commodity prices. Our suppliers' increasing labor costs have also contributed to rising prices. Given that we have yet to generate any revenue from our business operations, we are also limited in our ability to pass on the cost of any such increases to our customers.

In addition, the cost of producing battery cells depends in part upon the prices and availability of raw materials such as lithium, nickel, cobalt and/or other metals. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials. For example, demand for lithium has increased dramatically in recent years, and is expected to continue to increase, due to the ongoing rapid increase in use of lithium batteries in portable electronics and the growing EV and energy storage markets. Furthermore, significant sources of supply of certain raw and intermediate materials are available in countries that may be subject to political, economic and social instability or where there is an ongoing risk of tariffs or other prohibitions being imposed by the United States or the European Union on the import of such materials from such countries. Certain countries are also imposing controls on the export of such materials. There can be no assurance that suppliers of these materials may be able to meet our or our partners' volume and other specific needs at reasonable prices, particularly as we ramp up our commercial operations.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely heavily on complex machinery for our operations and the production of our solid-state battery cells, and this equipment has not yet been qualified to operate at large-scale manufacturing. The work required to integrate this equipment into the production of our solid-state battery cells is time intensive and requires us to work closely with the equipment provider to ensure that it works properly for our unique battery technology. This integration work will involve a significant degree of uncertainty and risk and may result in a delay in the scaling up of production or result in additional cost to our battery cells.

To achieve our commercialization goals, we will require larger-scale machinery. Such machinery is likely to suffer unexpected malfunctions from time to time and may require repairs and spare parts to resume operations, which may not be available when needed, particularly if global supply chain disruptions continue or are not fully resolved. Unexpected malfunctions of our production equipment may significantly affect the intended operational efficiency. In addition, because this equipment has not been used to build our solid-state battery cells before, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our products in a timely manner and at prices and volumes acceptable to us, environmental hazards and remediation, difficulty or delays in obtaining governmental permits, damages or defects in systems, industrial accidents, fires, seismic activity and other natural disasters.

Operational problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. The potential risks of operational problems at our facilities also apply to individuals not employed and equipment not owned by us, such as third-party contractors, and our business partners' personnel and equipment. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. These operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

We may not succeed in attracting and retaining customers, including licensees, during the product development stage or for higher volume commercialization of our technology, and our future growth and success may be adversely affected.

We may not succeed in attracting and retaining customers, including licensees, during the product development stage or for higher volume commercialization of our technology. If we are unable to attract new customers in need of our products or the licensing of our battery technology, whether due to inadequate product-market fit or for other reasons, our business may suffer. Conversely, we may not be able to retain existing customers in case of delays or capacity limitations in the development or manufacturing scale-up of our solid-state battery cells, which would negatively impact our business.

Many of our potential customers tend to be large enterprises that often undertake a significant evaluation process and are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays, that result in a lengthy sales or licensing cycle. Therefore, our future success will depend on our ability to effectively sell our products or license our technology to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us, including a greater ability to push back on attempts to pass on increased operating and procurement costs and require provisions that can lead to a delay in revenue recognition, (ii) longer sales and implementation cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions, and (iii) greater product functionality and scalability requirements, including a broader range of services. There are also only a limited number of OEMs in the automotive sector. All of these factors can add further risk to business conducted with these potential customers.

While we have signed customer sampling agreements with a number of OEMs, we are still in the process of development and manufacturing scale-up of our solid-state battery cells and there is no assurance or guarantee that any of our customers or potential customers will be able to successfully complete their testing and validation processes and, therefore, enter into definitive volume production or license agreements with us, or conversely, that we can sufficiently scale up the manufacturing of our solid-state battery cells in the time frames required by such customers and potential customers.

We may be negatively impacted by any early obsolescence of our manufacturing equipment.

We depreciate the cost of our equipment over their expected useful lives. However, our cell design or manufacturing processes may change periodically, and we may decide to update our design or manufacturing processes more quickly than expected. Moreover, improvements in engineering and manufacturing expertise and efficiency may result in our ability to manufacture our cells using less of our currently installed equipment. Alternatively, as we develop our production processes, we may discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our results of operations may be harmed. For example, during the year ended December 31, 2024, we wrote off approximately $13.3 million of property and equipment for assets with no remaining future benefit.

Customer Risks and Risks Related to Our Relationship with Volkswagen

Our relationship with Volkswagen and PowerCo is subject to various risks which could adversely affect our business and future prospects. There are no assurances that we will be able to achieve the milestones for the commercialization of solid-state batteries under our collaboration with PowerCo or that we will enter into the PowerCo IP License Agreement.

On July 5, 2024, we entered into the PowerCo Collaboration Agreement with the goal of industrializing the solid-state lithium metal battery technology we intend to use in our first planned product—the QSE-5 Technology. Under the PowerCo Collaboration Agreement, the parties will collaborate to enable PowerCo to manufacture battery cells incorporating the QSE-5 Technology, including through a joint scale-up team that was established to facilitate the transfer of QSE-5 Technology into a cell size determined by PowerCo and by carrying out the activities set forth in statements of work (the "Project"). In connection with the Project and subject to the completion of certain milestones, the parties intend to enter into the PowerCo IP License Agreement under which we will grant PowerCo a non-exclusive, limited, royalty-bearing license to use the QSE-5 Technology for the purpose of manufacturing and selling batteries primarily for automotive applications, initially at one or more PowerCo facilities that together have an annual capacity of up to 40 GWh, expandable by an additional 40 GWh of annual capacity or such other capacity as may be agreed to by the parties.

There is no assurance that we will be able to complete the development of the solid-state battery cells or achieve the technical milestones in the time frame required by the PowerCo Collaboration Agreement or to satisfy PowerCo's business needs, or that the joint scale-up team will cooperate successfully or complete in a timely and cost-effective manner the responsibilities assigned to them under the PowerCo Collaboration Agreement. If we do not complete this development in a timely manner, PowerCo may terminate the PowerCo Collaboration Agreement. If we are not able to reach certain milestones under the PowerCo Collaboration Agreement, PowerCo has no obligation to enter into the PowerCo IP License Agreement and we will not receive the initial royalty fee otherwise due to us thereunder and will not realize any of the benefits otherwise expected from this agreement. These factors could result in a material adverse effect on our business and financial results. The amounts of royalties to be paid under the PowerCo IP License Agreement, if entered into, will depend on the performance of our solid-state battery and the demand for the vehicles that Volkswagen develops specifically to use with the solid-state battery cells produced under the PowerCo IP License Agreement. If we cannot complete the development of our solid-state battery cells, if PowerCo does not select our solid-state battery cell for commercialization or if there is a delay in the introduction of the Volkswagen vehicles that intend to use our solid-state battery cells, our business will be harmed.

Volkswagen is our largest shareholder and holds the right to designate two directors to our Board. The strong relationship that we have developed with Volkswagen, including as a shareholder, and PowerCo and rights under the PowerCo Collaboration Agreement and, if entered into, the PowerCo IP License Agreement, may deter other automotive OEMs from working closely with us. While the PowerCo IP License Agreement, if entered into, would be non-exclusive, allowing us to license our intellectual property to other third parties, we may still need to incur significant additional expenditures for design, development, and testing to meet the needs of these third parties. If we are not able to expand our other customer relationships to a license or commercialization intent, or if we become too dependent on Volkswagen for our revenue, our business could be harmed. Volkswagen may have economic, business or legal interests or goals that are inconsistent with our goals. Any significant disagreements with Volkswagen may impede our ability to maximize the benefits of our relationship and slow the commercialization of our solid-state battery. In addition, if PowerCo is unable or unwilling to meet its economic or other obligations under the PowerCo Collaboration Agreement and PowerCo IP License Agreement, if entered into, we may be required to terminate such agreements and thereby may not realize any of the benefits otherwise expected from such agreements. These factors could result in a material adverse effect on our business and financial results. While we have entered into the PowerCo Collaboration Agreement and also expect to enter into the PowerCo IP License Agreement with PowerCo, we cannot predict the extent to which PowerCo's activities may pose a competitive risk to, or otherwise be in conflict with, our business.

If the milestones under the PowerCo Collaboration Agreement are met and the PowerCo IP License Agreement is entered into, we will become reliant on PowerCo to scale up and commercialize our technology, preserve the value of our license, and will be exposed to risks related to PowerCo's financial and business conditions.

While we continue to explore opportunities to commercialize our technology with existing and potential partners, the PowerCo Collaboration Agreement is currently the only agreement we have with the intent to commercialize our technology. Therefore, entering into the PowerCo IP License Agreement will make us reliant on PowerCo to scale up and commercialize our technology and preserve the value of our license. It will also result in us having less direct control over decisions relating to the manufacturing of our technology and, compared to the prior JVA arrangement, require us to rely more significantly on the alignment of incentives between us and PowerCo.

PowerCo, established in 2022 by Volkswagen, is a newly formed entity without a proven track record in battery manufacturing, thereby presenting several risks. Its operational capabilities remain untested, raising uncertainties regarding its ability to develop, scale up, and efficiently produce battery cells. Furthermore, PowerCo's capacity to secure the requisite capital for technology development and scaling remains unproven, potentially resulting in delays to key milestones. PowerCo is wholly owned by and dependent on Volkswagen and its financial and operational resources, changes in or poor execution of business plans by either PowerCo or Volkswagen—including any decision by Volkswagen to reduce or terminate the business of PowerCo or to curtail investments in EV production through cost-cutting measures—could adversely harm our business. As PowerCo continues to execute its business plan, there are inherent risks associated with its ability to meet manufacturing timelines, manage labor relations, and sustain supplier and customer relationships. Our concentrated customer base and specific partnership with PowerCo further heighten our exposure to fluctuations in its operations and business model, any of which may impede decision-making and adversely impact the commercialization of our technology.

Additionally, verifying royalty amounts owed to us under the PowerCo IP License Agreement may be difficult. While the agreement will require PowerCo to provide reasonable documentation supporting royalties and grant us the right to audit their books and records, these audits can be expensive and time-consuming, potentially adversely affecting our financial condition and operating results.

Certain agreements and relationships currently restrict or in the future may restrict our business operations, commercialization opportunities, and revenue generation.

Our existing and future commercial agreements may limit or delay our ability to expand our customer base, collaborate with other customers and commercialize our intellectual property, including certain intellectual property jointly developed under such agreements. Certain agreements may also require us to prioritize certain customers' commercialization efforts and focus on developing products that are configured to our customers' specifications with potentially limited end-use applications, which could have an adverse impact on our results of operations if we divert resources to address these customer specific requirements and obligations. Additionally, certain agreements may require us to provide certain customers with advantageous business terms, restricting our ability to negotiate competitive terms with others and potentially reduce our anticipated revenue from royalty payments. These obligations could deter other potential partners and limit or delay our opportunities to generate revenue through licensing our technology, impacting our overall business flexibility and financial outcomes. The concentration of our customer base increases our risks related to the financial condition of our customers, and the fluctuations in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material and adverse effect on our results of operations and cash flow.

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict and forecast our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our batteries or our ability to develop, manufacture, and deliver batteries, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of batteries to our potential customers could be delayed, which would harm our business, financial condition and operating results.

Our Intellectual Property Risks

We rely heavily on our intellectual property portfolio. If we are unable to protect or assert our intellectual property, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patents, trademarks and trade secrets in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property through non-disclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, insiders and third parties, including our business partners, may attempt to copy or otherwise obtain, use or practice our intellectual property without our consent, and we may have been, and may continue to be, subject to intentional or inadvertent systems disruptions and physical or virtual security incidents, including theft or unauthorized use of our confidential information, trade secrets and proprietary technology, including with respect to our batteries and cells. Monitoring unauthorized use or loss of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, may not be successful and could be time-consuming and expensive and could divert management's attention, which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio or our competitive position.

Patent, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property to the same extent as do the laws of the United States. Government actions may also undermine our intellectual property. For example, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Therefore, our intellectual property may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results.

Under the PowerCo Collaboration Agreement, we agreed to jointly own with PowerCo certain types of foreground intellectual property. This joint ownership may reduce our ability to protect or assert some of our intellectual property rights. More specifically, we agreed to jointly own certain foreground intellectual property that is jointly developed under the PowerCo Collaboration Agreement and that either party is free to exploit their share of such jointly owned intellectual property without the other's consent, subject to certain conditions. Similarly, we have entered into, and may continue to enter into, other agreements—including joint development agreements with various partners—that involve joint ownership of foreground intellectual property. These agreements may allow our partners to independently use, license, or develop improvements to or derivatives of jointly owned intellectual property without requiring our approval, which could impact our competitive position or limit our ability to fully capitalize on such innovations. Because PowerCo and other partners may exploit such jointly owned intellectual property without our consent, we may not be able to prevent them or their licensees from using or exploiting such jointly owned intellectual property, or any improvements to or derivatives of such intellectual property developed by these partners. Additionally, our ability to innovate on or practice our intellectual property could be adversely hindered by any new such intellectual property created by our partners, and could undermine the value of our intellectual property and negatively impact our ability to work with additional prospective partners, thereby weakening our competitive position.

Furthermore, under these arrangements, including with Volkswagen and PowerCo, our partners have and will have access to certain proprietary information or intellectual property, increasing the risk of misappropriation, unauthorized use, or inadvertent disclosure due to insufficient safeguards, cybersecurity breaches, employee misconduct, or other vulnerabilities. Such risks could undermine the value of our intellectual property, disrupt our business, or impair our ability to effectively protect our rights.

Under the PowerCo IP License Agreement, if entered into, we intend to grant PowerCo a perpetual license to some of our intellectual property. This license may limit our ability to prohibit third parties, including PowerCo and its sublicensees, from exploiting our licensed intellectual property in perpetuity.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products, which could make it more difficult and costly for us to operate our business. From time to time, we may receive requests from third parties inquiring whether we are infringing their intellectual property and/or seek court declarations that they do not infringe upon our intellectual property. Companies holding patents or other intellectual property relating to our business, including intellectual property for batteries, ceramics, electric motors, electronic power management systems, or manufacturing processes may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. Additionally, joint ownership of intellectual property, including under agreements such as the PowerCo Collaboration Agreement, may increase the risk of disputes over the use, licensing, or enforcement of jointly owned intellectual property. Such disputes could result in litigation, which may be costly, time-consuming, and disruptive to our operations. In addition, if we are determined to have infringed a third party's intellectual property, we may be required to do one or more of the following:

- cease selling, incorporating or using products, methods or other assets that incorporate or otherwise infringe or misappropriate the challenged intellectual property;

- pay substantial damages;

- obtain a license from the holder of the infringed intellectual property, which license may not be available on reasonable terms or at all; or

- redesign our affected products and methods.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology on reasonable terms, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not well-founded, could result in substantial costs and diversion of resources and management's attention.

We also license patents and other intellectual property and technology from third parties, and we may face claims that our use of this intellectual property or technology infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors. Further, joint ownership arrangements may limit our ability to assert or defend claims relating to jointly owned intellectual property, as partners may independently enforce or license such intellectual property, creating additional risks of conflict, misalignment, or exposure to third-party litigation.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology and operating our business. Any of our existing or pending patents may be challenged by others on the basis that they are invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, these patents may still be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Our Business Risks

The battery market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers, including licensees.

The battery market in which we compete continues to evolve and is highly competitive. To date, we have focused our efforts on our lithium-metal solid-state battery technology, which is being designed to outperform conventional lithium-ion battery technology. However, lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers, including licensees, and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and thereby reduce the prospects for our business or negatively impact the ability for us to sell or license our products at a market-competitive price with sufficient margins. The lithium-ion battery industry may also experience periods of excess manufacturing capacity; this imbalance between demand and supply capacity may create further downward pressure on prices and could lead to competitors selling at or below material costs. In such scenarios, even if our batteries outperform conventional technologies, our competitive advantage may become irrelevant if we cannot offer pricing that meets market expectations, further threatening the viability of our business. For example, Chinese production has significantly driven down the costs of lithium-ion batteries for EVs through massive scale and government support. As of 2024, China's average battery pack price was approximately 30% lower than costs in Europe and the U.S.

Many automotive OEMs, a number of battery technology companies, and consortiums subsidized by countries, such as China, are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. There are a number of companies seeking to develop alternative approaches to solid-state battery technology, including lithium-metal batteries. We expect competition in battery technology and EVs to intensify due to increased demand for EVs and a regulatory push for EV adoption, continued globalization, and consolidation in the worldwide automotive industry. For example, PowerCo is intended to consolidate Volkswagen's activities along the value chain for batteries—from processing raw materials to developing a unified Volkswagen battery to managing the European gigafactories. Additionally, in 2024, China announced the China All-Solid-State Battery Collaborative Innovation Platform, which brings together government, academia and industry to develop and manufacture solid-state batteries that can compete globally. Developments in alternative technologies or improvements in battery technologies made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed with superior operational or price performance, our business will be harmed. For example, early results of silicon-anode battery technologies suggest they may offer significant competition to our business. These technologies claim to deliver higher energy densities, faster charging times, and potentially lower costs, which could reduce the demand for our solid-state batteries or require us to adjust our pricing or margins to remain competitive. Furthermore, a sustained decline in battery prices—whether due to overcapacity, aggressive pricing by competitors, or subsidies—could make it difficult for us to recover our costs, no matter how advanced our technology is. If we fail to accurately predict and ensure that our battery technology can address customers' changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our solid-state batteries, our business will be harmed.

We must continue to commit significant resources to develop our battery technology to establish a competitive position, and these commitments will be made without knowing whether such investments will result in products potential customers will find acceptable. There is no assurance we will successfully identify new customer requirements, develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business and operating results.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, to build, scale up and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of EVs and our eventual production and sales performance compared with market expectations.

Our future growth and success are dependent upon consumers' willingness to adopt EVs.

Our growth and future demand for our products is highly dependent upon the adoption by consumers of alternative fuel vehicles in general and EVs in particular. In recent years, many countries, companies and consumers have accelerated targets with respect to decreasing dependency on fossil fuels, which in turn is expected to increase demand for EVs; however, the market for new EVs continues to evolve rapidly and is also characterized by rapidly changing technologies, competitive pricing and other competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. In addition, several challenges could slow the adoption of EVs, including the availability and affordability of raw materials critical to EV production, such as lithium, nickel, and cobalt, the adequacy of EV charging infrastructure, and concerns over battery performance, safety, and recyclability. Furthermore, economic uncertainty, fluctuating interest rates and energy prices, and geopolitical events, such as trade restrictions or conflicts affecting supply chains, could also affect consumer purchasing decisions. For example, in 2024, automotive companies across Europe have announced plant closures and layoffs to address weak demand, high costs, and competition from China in the EV market. If the market for EVs in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

We are an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses from operations for the foreseeable future.

We incurred a loss from operations of approximately $525.2 million, a net loss of approximately $477.9 million for the year ended December 31, 2024, and an accumulated deficit of approximately $3.4 billion from our inception in 2010 through December 31, 2024. We believe that we will continue to incur operating losses each quarter until at least the time significant production of our lithium-metal solid-state batteries begins, and such production is not expected to begin in the near future.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our batteries; expand our research and development activities; invest in manufacturing capabilities; build up inventories of components for our batteries; increase our sales and marketing activities; develop our distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

We believe that our technology enables a variety of business models, including but not limited to sole manufacturing, joint ventures, and licensing, each of which may involve certain risks and tradeoffs.

We believe that our technology enables a variety of business models and presents opportunities with a variety of potential customers, such as automotive OEMs, end-users, and licensees, as applicable. In addition to the collaboration with PowerCo, which contemplates a licensing arrangement, we may license technology to other manufacturers, operate our own manufacturing facilities, or enter into joint venture arrangements, among other approaches, each with potential risks and tradeoffs.

Operating solely-owned manufacturing facilities would allow us full control over production and quality, helping us protect proprietary processes and maintain consistency. However, this approach would require significant capital investment in infrastructure, equipment, and workforce, leading to increased operational expenses and financial exposure, and the capital required for such investment may not be available on attractive terms, if at all. Managing manufacturing operations also exposes us to risks such as supply chain disruptions, production delays, cost overruns, equipment failures, and scaling challenges, which may hinder our ability to meet demand or maintain competitive pricing. Without third-party manufacturers to rely on, any inefficiency or failure in our facilities could have a materially adverse effect on our business, profitability, and reputation.

In a joint venture arrangement, we would collaborate with third parties to commercialize and manufacture our battery technology, sharing both risks and resources. This could provide access to additional capital, markets, and expertise, but also introduces risks related to control and management. Disagreements with partners over operational decisions, strategy, or investments could disrupt our business plans, while our reliance on their performance could pose additional risks. If a joint venture partner fails to fulfill their obligations or experiences financial or operational issues, it could lead to inefficiencies, delays, or disruptions that harm our business and reputation.

Under a licensing model, for example if we enter into the PowerCo IP License Agreement with PowerCo, we can leverage our battery technology by licensing it to third parties for commercialization and manufacturing. This approach could reduce capital requirements by limiting investments in infrastructure and operations and potentially enable faster market penetration. However, licensing could lead to lower revenue, reduced control over production, and distribution challenges. Licensing agreements may also pose risks of third-party noncompliance, inconsistent execution, quality issues, or competitive disadvantages. Additionally, relying on third-party licensees could result in missed market opportunities or reputational damage due to negative association with certain third parties, ultimately impacting our profitability and growth.

Aside from the business models described above, if we pursue other types of arrangements or business models, we potentially face other risks and tradeoffs that could have a materially adverse effect on our business, profitability, and reputation.

Our expectations and targets regarding when we will achieve various technical, pre-production and production objectives depend in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, we may not achieve these milestones when expected or at all.

Our expectations and targets regarding when we will achieve various technical, pre-production and production objectives reflect our current expectations and estimates, and are projections based on information readily available to us when setting such milestones. When or whether we will achieve these objectives within the projected timelines depends on a number of factors, many of which are outside our control, including, but not limited to:

- success and timing of development activity;

- unanticipated technical or manufacturing challenges or delays;

- technological developments relating to lithium-ion, lithium-metal solid-state or other batteries that could adversely affect the commercial potential of our technologies;

- whether we can obtain sufficient capital to continue our research and development activities, build our manufacturing facilities and sustain and grow our business;

- adverse developments in our collaboration with Volkswagen, including termination of the PowerCo Collaboration Agreement or PowerCo IP License Agreement, if entered into, delays in achieving the milestones set forth in the PowerCo Collaboration Agreement or failing to meet the milestones prerequisite to our entering into the PowerCo IP License Agreement;

- our ability to manage our growth;

- whether we can manage relationships with key suppliers;

- our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

- the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

Our ability to manage our business is highly dependent on IT systems and our website, systems, and data may be subject to intentional or inadvertent disruption, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling could adversely impact our reputation and future sales.

We are highly dependent upon a variety of information systems to operate our business. The information systems (including internal and external systems such as our website or systems used by partners, service providers, suppliers, customers, and other third parties') supporting our research, development, and the manufacturing of our batteries, and the data we maintain, including our intellectual property, may be subject to intentional or inadvertent disruption, such as telecommunications or network failures, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling. Any such matters, or perceptions that any of them have occurred, could result in private claims, demands and litigation, regulatory investigations and other proceedings, as well as fines and other liabilities, which could adversely impact our reputation and future sales. We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, including increased adoption of artificial intelligence technology by us and third-party service providers, suppliers, customers, and other third-party partners, an increased level of sophistication and expertise of hackers, new discoveries in the field of cryptography or other technological developments can result in actual or perceived compromise or breach of, or other security incident with respect to, the systems used in our business or of security measures used in our business to protect intellectual property, confidential information, personal information, and other data. Additionally, remote working further increases the security threats that we and our third-party service providers, suppliers, and customers face.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. We must routinely update our IT infrastructure and our various IT systems throughout the organization, or we may not continue to meet our current and future business needs. Systems used in our business by us and our third-party service providers, suppliers, customers, and partners, including data centers and other information technology systems, may also be vulnerable to damage or interruption. Such systems could also be subject to physical or electronic break-ins, corporate sabotage or state-sponsored espionage, and intentional acts of vandalism, infection by ransomware, viruses, or other malware, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, suppliers, customers or others, to among other things, properly implement our software and related security patches and updates. We use service providers to help provide certain services, and any such service providers face similar security and system disruption risks as us. Some of the systems used in our business are not and will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business by us and our third-party service providers, suppliers, and customers could result in lengthy interruptions in our service and may adversely affect our business, prospects, financial condition and operating results.

Significant capital and other resources may be required in efforts to enhance our current IT systems, implement new IT systems, protect against information security breaches, security incidents, and system disruptions, or to alleviate problems caused by actual or suspected information security breaches and other data security incidents and system disruptions. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities and otherwise seeking to obtain unauthorized access to systems or data, and to disrupt systems, are increasingly sophisticated and constantly evolving. In addition, the risk of cyberattacks may be heightened due to the war in Ukraine. Such cyberattacks could disrupt the economy more generally and could also impact our operations either directly or indirectly.

Security breaches and/or incidents can also remain undetected for an extended period, including situations in which hackers mine data over time or optimize the timing and potency of their cyberattacks or disruptions. Any failure or perceived failure by us or our service providers, suppliers, customers, and partners, to prevent information security breaches or other security incidents or system disruptions, or to comply with privacy policies or any actual or asserted legal obligations relating to privacy or information security, or any compromise of security that results in or is perceived or reported to result in unauthorized access to, or loss, theft, alteration, release, transfer, unavailability, or other processing of, our information, or any personal information or other customer data or confidential information, that we or our service providers, suppliers, customers, and partners, maintain or otherwise process, could cause our potential customers to lose trust in us, result in loss or theft of proprietary or sensitive data and intellectual property, could harm our reputation and competitive position and could expose us to legal claims, demands, and litigation, regulatory investigations and proceedings, and fines, penalties, and other liability. Any such actual or perceived security breach, security incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional equipment and devices designed to prevent actual or perceived security breaches and other incidents and system disruptions.

Additionally, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and data security, and may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. Laws, regulations, and other actual and potential obligations relating to privacy, data protection, and data security are evolving rapidly, and we expect to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any failure or perceived failure to comply with any applicable laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against us by governmental entities or others, penalties and other liability, and damage to our reputation and credibility, and could have a negative impact on potential future revenues and profits.

In addition, if any issues concerning the IT systems result in, or contribute to, a delay in our timely reporting of our results of operations for any period or our not filing one or more periodic reports with the SEC on time, the price of our Class A Common Stock could decline substantially, and we could face costly lawsuits, including securities class actions, and also could impair our ability to raise necessary capital to run our operations and progress our product development efforts. Further, as we are dependent upon our ability to gather and promptly transmit accurate information to key decision makers, our business, results of operations and financial condition may be adversely affected if our information systems do not allow us to transmit accurate information, even for a short period of time. Failure to properly or adequately address these issues could negatively impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations and financial condition. While our enterprise resource planning ("ERP") system is designed to accurately maintain our books and records and provide important information to our management team for use in the operation of the business if the ERP system or any other implemented system does not operate as intended, it could adversely affect our financial reporting systems and our ability to produce financial reports and process transactions.

We are exposed to risks related to the use of artificial intelligence by us, our suppliers, partners and competitors.

We are increasingly incorporating artificial intelligence capabilities into our business operations. Artificial intelligence technology is complex and rapidly evolving and presents risks and challenges that may impact our business, including subjecting us to significant competitive, legal, regulatory, operational and other risks. There is no guarantee that use of artificial intelligence will enhance our technologies, benefit our business operations, or produce products and services that are preferred by our partners and customers. Additionally, artificial intelligence algorithms or training methodologies may be flawed, and datasets may contain irrelevant, insufficient, biased or proprietary information, including the intellectual property of others, which can result in output errors and inadvertent infringement of others' intellectual property rights, and may give rise to legal liability and materially harm our business. Our competitors may also be more successful in their artificial intelligence strategy and develop competitive products with the aid of artificial intelligence technology. As a result, any issues in the development and use of artificial intelligence by us or our suppliers, partners and competitors, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

Evolving scrutiny and changing expectations from global regulators and our stakeholders regarding our environmental, social and governance (ESG) practices and value proposition could adversely affect our business, brand and reputation.

There is evolving focus, including from global regulators and stakeholders such as our investors, customers and partners, on ESG matters, including climate change, environmental stewardship, diversity and inclusion, and sustainability strategy. In particular, increasing public awareness and concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with our development and manufacturing operations. Agreements with customers and partners, such as the PowerCo Collaboration Agreement, include and may include obligations related to sustainability targets. There can be no certainty that we will manage such matters successfully, or that we will successfully meet stakeholders' expectations as to our proper role with respect to ESG matters. Any failure or perceived failure to timely manage, respond, or meet ESG related contractual, legal or regulatory requirements, expectations or targets, including with respect to reducing our or our partners' impact on the environment, or addressing climate change related impacts or other sustainability concerns, could subject us to significant costs and liabilities and adversely affect our business and reputation.

From time to time, we are involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We are involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. See Note 7, Commitments and Contingencies, to the consolidated financial statements included elsewhere in this Report for a description of certain litigation matters that we are involved in.

In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters including actions under California's Private Attorney General Act.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

We may become subject to product liability claims, which could harm our financial condition liquidity and reputation if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business, prospects, reputation, operating results, and financial condition. We face inherent risk of exposure to claims in the event our batteries do not perform as expected, fail to meet relevant safety standards or requirements, or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our batteries have not yet been commercially tested or mass produced. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our batteries and business and inhibit or prevent commercialization of other future battery candidates, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.K. Bribery Act 2010, the U.S. Bank Secrecy Act, as amended, and other similar laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental "commercial" bribery and soliciting or accepting bribes. The U.S. Bank Secrecy Act, particularly 18 U.S.C. §§ 1956, 1957, generally prohibits persons from engaging in transactions where the proceeds at issue derive from, or are intended to facilitate or conceal, illegal activity, or where a party to the transaction is "willfully blind" to the illegal sources of the proceeds.

We may leverage third parties to conduct our business. We, our directors, officers, employees, representatives, consultants, agents, and business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these directors, officers, employees, representatives, consultants, agents, and business partners even if we do not explicitly authorize such activities. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal controls and compliance procedures designed to prevent such violations. While we have policies and procedures designed to ensure compliance with these laws and regulations, we cannot guarantee that none of our directors, officers, employees, representatives, consultants, agents, and business partners will not engage in improper conduct for which we may be held responsible.

Any allegations of or violations of anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Class A Common Stock.

Inflation and increased interest rates may adversely affect our financial condition and results of operations.

Our operations could be adversely impacted by inflation, primarily due to higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact on our results of operations, capital resources or liquidity; however, we have experienced increases in prices of raw materials, components and labor costs. Our future mitigation strategies may include considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. It is difficult to determine what impact inflationary pressures will have on our long-term growth strategies, as there is uncertainty regarding how long higher levels of inflation may persist, and to what level these increased costs will affect commercialization of our product. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations.

Our management has limited experience in operating a public company.

Some of our executive officers have limited experience in the management of a publicly traded company. As a public company, we are subject to significant regulatory oversight and reporting obligations under federal securities laws, and certain executives' limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our Company. Additionally, we may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States.

We may be negatively impacted by epidemics, pandemics, and other outbreaks.

We face various risks related to epidemics, pandemics, and other outbreaks. For example, the COVID-19 pandemic resulted in changes in consumer and business behavior, a severe market downturn, and restrictions on business and individual activities, as well as in significant volatility in the global economy and reduced economic activity. The spread of COVID-19 also impacted our potential customers and our suppliers by disrupting the manufacturing, delivery and overall supply chain of battery, EV and equipment manufacturers and suppliers and led to a global decrease in battery and EV sales in markets around the world. In response to the pandemic, government authorities implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns, which affected our operations and the operations of our suppliers, vendors and business partners.

In the event of a further epidemic, pandemic or other outbreak, we may face similar adverse effects as experienced during the COVID-19 pandemic. For example, we may be required to take a variety of measures as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners, and any such measures may adversely affect our future manufacturing plans, supply chain sales and marketing activities, business and results of operations.

The extent to which any such epidemic, pandemic or other outbreak would impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of any such epidemic, pandemic or other outbreak, the actions to contain the outbreak or treat its impact, including the development, distribution and administration of effective vaccines, a waning immunity among persons already vaccinated, an increase in fatigue or skepticism with respect to initial or booster vaccinations, the severity of breakthrough cases and variants, including potentially vaccine-resistant variants, and how quickly and to what extent normal economic and operating activities can resume. Even after any such epidemic, pandemic or other outbreak has subsided, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future, or due to changes in consumer behavior, for example an increase in remote work leading to a decrease in demand for automobiles.

Our Regulatory Risks

Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions or restrictions, tariffs and international trade disputes, could substantially harm our business and operating results.

Our batteries, and the sale of EVs and motor vehicles in general, are subject to substantial regulation under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and EV industry and alternative energy are currently evolving and we face risks associated with changes to these regulations as well as potential for heightened regulatory scrutiny. For example, laws and regulations may be passed that make manufacturers financially responsible for the collection, treatment, recycling and disposal of certain products, including batteries for EVs. The costs of complying with such requirements, as they now exist or as may be introduced in the future, and the associated administrative burden could adversely affect our financial condition and results of operations, particularly if we are unable to pass on such costs to our customers. The costs of complying with such requirements, as they now exist or as may be introduced in the future, and the associated administrative burden could adversely affect our financial condition and results of operations, particularly if we are unable to pass on such costs to our customers.

Internationally, there may be laws and regulations in the United States or in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to engage with partners or commercialize our products can negatively impact demand for our future product, increase our supply chain complexity and manufacturing costs, reduce the competitiveness of our products, or restrict our ability to sell products or raise capital, any or all of which could have a negative and material impact on our business, prospects, financial condition and results of operations.

In addition, the complex relationships among the United States and the countries in which we may conduct business, pose inherent risk that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that affect the EV industry. As geopolitical conflicts, such as wars in Ukraine and in the Middle East and the U.S.-China trade tensions continue, or possibly escalate, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our operations and our supply chain. The U.S. government and other governments have already imposed severe sanctions and export controls against Russia and Belarus, as well as entities in China and other countries that are supporting Russia's invasion of Ukraine, and may yet impose additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, China, and other countries, is currently unknown and they could adversely affect the global economy, our business, supply chain, partners or customers.

The U.S. government has and may continue to make significant changes in U.S. trade policy, including further expanding its controls on exports and imposing new tariffs on imports from various countries, which could negatively impact U.S. trade and result in the adoption of tariffs by other countries as well, leading to a global trade war. More specifically, the U.S. government has from time to time imposed significant tariffs on and prohibited imports of products from China. In retaliation, China has implemented additional tariffs on a wide range of American products, imposed controls on exports of rare earth minerals to the United States and may impose additional tariffs and controls on inputs used by the EV industry. Such tariffs and prohibitions, if expanded to other categories, could have a significant impact on our business, adversely affect supply chains, and may impact our ability to access materials or production equipment in a timely manner, including around the importation of parts of our batteries and certain production equipment that is manufactured in, or with inputs from, China. If we attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to our customers once we commence sales of our products; however, this could reduce the competitiveness of our products and adversely affect net sales.

We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the U.S. and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this report, tariffs have not had a material impact on our business, but should there be further disruption, instability and volatility in global markets and industries resulting from the dynamics of geopolitical relations between the U.S. and China, or the U.S. and other countries, our business could be materially and adversely affected, including due to volatility of prices and lead times of equipment and materials sourced from or with a supply chain passing through China.

The U.S. or foreign governments may take additional administrative, legislative, or regulatory action that could materially interfere with our ability to sell products in certain countries. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the United States and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions which may have an adverse effect on our business, financial condition and results of operations. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

To the extent regulations change, we may not be in compliance with applicable international, federal, state or local regulations, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

We are subject to environmental and safety risks and requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

Battery technology development and manufacturing involves certain inherent environmental and safety risks. Some of our employees handle hazardous materials, including chemicals, such as lithium and sulfide containing materials, that pose specific challenges. We have engineering and administrative controls in place for handling these materials along with any hazardous substances and the employees who handle such materials are required to follow certain safety procedures, including the use of personal protective equipment such as respirators where needed, chemical goggles, and other protective clothing. In addition to exposure, materials with lithium and sulfides have the propensity to start fires. While we believe we have taken precautionary measures which include engineering controls, personal protective equipment, procedures and training to prevent human exposures and fires, including annual safety training for our employees, we cannot ensure that human or environmental exposure to hazardous materials used in our development activities and prototype products will not occur. Any such exposure could result in future third-party claims against us, damage to our reputation, and heightened regulatory scrutiny, remedial and corrective action obligations or the incurrence of capital expenditures, any of which could limit or impair our ability to attract customers. The occurrence of future events such as these could have a material adverse effect on our business, financial condition and results of operations.

We utilize new manufacturing equipment, techniques and processes, including specialized automated manufacturing equipment within our separator, cathode, and cell assembly process areas. These equipment and processes pose hazards typical to manufacturing such as but not limited to hazardous materials, moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. Although we conduct equipment and process reviews before use, we may not be able to prevent the occurrence of safety incidents that damage machinery or our products, slow or stop production, or harm employees. Consequences to such safety incidents may include litigation, regulation, fines, increased insurance premiums, personal injury to or death of our employees, mandates to temporarily halt production, workers' compensation claims, damage to our facilities, or other actions that impact our company brand, finances, or ability to operate.

In addition to risks listed above, we are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations, including used battery recycling, recovery and reuse, are cost intensive activities that we support. Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.

Risks Related to Ownership of Our Common Stock and Our Certificate of Incorporation and Bylaws Provisions

Our Class A Common Stock has been and may in the future continue to be subject to extreme volatility.

The trading price of our Class A Common Stock has been and may in the future continue to be subject to extreme volatility. For example, from November 27, 2020, the date our Class A Common Stock began trading on the NYSE, through December 31, 2024, our Class A Common Stock has experienced an intra-day trading high of $132.73 per share and an intra-day trading low of $4.65 per share. At certain times during such period, the daily fluctuations in the trading price of our Class A Common Stock were substantially greater than 10%. We cannot predict the magnitude of future fluctuations in the trading price of our Class A Common Stock. The trading price of our Class A Common Stock may be affected by a number of factors, including events described in the risk factors set forth in this Report and in our other reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors. Any of the factors listed below could have a material adverse effect on your investment in our securities. Factors affecting the trading price of our securities may include:

- announcements by us or our competitors regarding technical developments and levels of performance achieved by our or their battery technologies;

- announcements by us regarding the timing of our production objectives, including regarding our pilot line and our QSE-5 product;

- announcements by us or Volkswagen regarding developments in our relationship with Volkswagen, or changes in Volkswagen's investment in us;

- misinformation or negative information available in public media published or disseminated by third parties and not otherwise attributable to official statements made by us;

- our ability to bring our products and technologies to market on a timely basis, or at all;

- our operating results or development efforts failing to meet the expectation of securities analysts or investors in a particular period;

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

- changes in the market's expectations about our operating results or the EV industry;

- success of competitors actual or perceived development efforts;

- changes in financial estimates and recommendations by securities analysts concerning us or the battery industry in general;

- operating and share price performance of other companies that investors deem comparable to us;

- disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain and assert intellectual property protection for our technologies;

- changes in laws and regulations affecting our business;

- our ability to meet compliance requirements;

- commencement of, resolution of, or involvement in, litigation involving us;

- contests, actions or requests by activist stockholders seeking to effect change in our strategic operations;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of Class A Common Stock available for public sale;

- the level of demand for our stock, including the amount of short interest in our Class A Common Stock;

- any major change in our Board or management;

- sales of substantial amounts of the shares of Class A Common Stock by our directors, executive officers or significant stockholders, including Volkswagen, or the perception that such sales could occur;

- changes in the estimates and assumptions that we make in the preparation of our financial statements may result in the fluctuation of our results of operations; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, acts of terrorism, hostilities or the perception that hostilities may be imminent, and military conflict and acts of war.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of securities may not be predictable. A loss of investor confidence in the market or the securities of other companies which investors perceive to be similar to us could depress the market price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following certain periods of volatility in the market price of our securities, we may become the subject of securities litigation. We have experienced and may in the future experience additional litigation following periods of volatility. This type of litigation may result in substantial costs and a diversion of management's attention and resources.

Sales of substantial amounts of our Class A Common Stock in the capital markets by us or our stockholders could result in additional dilution of the percentage ownership of our stockholders and could reduce the price of our Class A Common Stock.

Sales of a substantial number of shares of our Class A Common Stock in the capital markets could result in additional dilution of the percentage ownership of our stockholders, and the perception that such sales could occur could adversely affect the market price of our Class A Common Stock, which may make it more difficult for you to sell your Class A Common Stock at a time and price that you deem appropriate.

We have filed registration statements with the SEC to register shares for certain stockholders to sell their shares. We have also filed registration statements with the SEC to register shares reserved for future issuance under our equity compensation plans. Subject to there being effective registration statements covering the sales of such shares, the satisfaction of applicable exercise periods and expiration of any applicable lock-up agreements, the shares issued upon exercise of outstanding stock options and settlement of outstanding restricted stock units will be available for immediate resale in the open market.

We completed underwritten public offerings in March 2021 and August 2023 and made sales pursuant to the ATM offering during the year ended December 31, 2024. All shares sold pursuant to such offerings are freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to or purchased by any of our "affiliates" as defined in Rule 144 under the Securities Act. We may in the future offer for sale additional shares of our Class A Common Stock or other securities convertible into or exchangeable for our Class A Common Stock. For example, we may use the ATM offering or conduct other capital raises in the future, any of which may be dilutive to existing stockholders. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by you for your existing shares, and investors purchasing shares or other securities in future offerings could have rights superior to existing stockholders. A significant portion of our total outstanding shares are eligible to be sold into the market, which could cause the market price of our Class A Common Stock to drop significantly, even if our business is doing well.

Developing solid-state batteries is capital-intensive, and we may not be able to raise additional capital on attractive terms, if at all. If we cannot raise additional capital when needed, our operations and prospects could be materially and adversely affected.

The development, design, manufacture and license or sale of batteries is a capital-intensive business, which to date we have financed through joint venture arrangements, other third-party financings and issuance of additional equity. As a result of the nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Over time, we expect that we will need to raise additional funds, including through entry into new collaboration, license or joint venture arrangements, through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our batteries, the construction and scale up of our pilot line, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could materially and adversely affect our financial condition, results of operations, business and prospects.

Any failure by our management to use the proceeds effectively from our completed public offerings or any future offerings of equity or debt instruments, whether from the ATM or other sources of liquidity, such as the royalty fee under the PowerCo IP License Agreement, if entered into, could harm our business, and we may invest such proceeds in a manner that does not produce income or that loses value, which may negatively impact the market price of our Class A Common Stock.

Short sellers may engage in manipulative activity that could drive down the market price of our Class A Common Stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of our Class A Common Stock for the price to decline. Some short sellers publish, or arrange for the publication of, opinions about or characterizations of our business which may create negative market momentum, even if they contain false and misleading statements about our Company. Issuers, like us, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. No assurances can be made that similar declines in the market price of our Class A Common Stock will not occur in the future, in connection with the activities of short sellers. If we are subject to unfavorable allegations promoted by short sellers, we may have to expend a significant amount of resources to investigate such allegations and defend ourselves.

We are required to use judgments in making estimates and assumptions in the preparation of our consolidated financial statements, and our results of operations may fluctuate significantly as a result of changes to our estimates and assumptions.

Certain of our accounting policies require the application of subjective or complex judgments, often requiring us to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on our financial condition and results of operations.

All stock-based awards are required to be recognized based on their estimated grant date fair values. The amount recognized could vary depending on a number of assumptions or changes that may occur. We have granted stock-based awards to certain members of our management team pursuant to the EPA Program. EPA Program awards have a vesting schedule based on the attainment of both performance (e.g., business milestones) and market conditions (e.g., stock price target).

For awards containing service, performance and market conditions, where all conditions must be satisfied prior to vesting, such as the EPA Program awards, compensation expense is recognized over the requisite service period, which is based on management's estimate of the probability and timing of the performance condition being satisfied, assessed at each reporting period. These estimates require management's judgments and changes in the probability-based assumptions can materially affect the timing of recognition of stock-based compensation expense and consequently, the related amount recognized in our statements of operations and comprehensive income.

Concentration of ownership among a few stockholders and our executive officers, directors and their affiliates and the dual class structure of our Common Stock may prevent other stockholders from influencing significant corporate decisions, including the outcome of important transactions, including a change in control.

As of December 31, 2024, our executive officers, directors and their affiliates as a group and each of our stockholders who own 10% or more of our outstanding Class A Common Stock or our Class B Common Stock (together, the "Common Stock"), in the aggregate, beneficially own approximately 21.5% of our Class A Common Stock and 93.6% of our Class B Common Stock outstanding, representing approximately 59.2% of the vote. As a result, these stockholders, including Volkswagen, will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and approval of significant corporate transactions. In addition, Volkswagen holds the right to designate two directors to our Board. Currently, Dr. Günther Mendl, Head of the Center of Excellence Battery at Volkswagen AG, and Sebastian Schebera, Head of Strategic Partnerships at Volkswagen AG, are members of our Board. This control could have the effect of delaying or preventing a change of control or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these stockholders and of their votes. Shares of Class B Common Stock have 10 votes per share, while shares of Class A Common Stock have one vote per share. As of December 31, 2024, the holders of the Class B Common Stock (excluding the voting power of any shares of Class A Common Stock beneficially owned by such holders) control approximately 52.2% of the voting power of our capital stock and therefore collectively control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Even though these holders are not party to any agreement that requires them to vote together, they may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of us, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of us, and might ultimately affect the market price of shares of our Class A Common Stock.

Our dual class structure may depress the trading price of the Class A Common Stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of the Class A Common Stock, in adverse publicity, or in other adverse consequences. For example, certain index providers have in the past imposed, and may again in the future impose, restrictions on including companies with multiple-class share structures in certain of their indexes. In addition, several stockholder advisory firms oppose the use of multiple class structures. As a result, the dual class structure of our Common Stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of the Class A Common Stock.

Anti-takeover provisions in our Certificate of Incorporation or Bylaws and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our management and limit the market price of our Class A Common Stock.

Our Certificate of Incorporation, our amended and restated Bylaws (the "Bylaws") and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board. These provisions include:

- authorizing "blank check" preferred stock, which could be issued by our Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the Common Stock;
- limiting the liability of, and providing indemnification and exculpation rights to, our directors and officers;
- prohibiting cumulative voting in the election of directors;
- providing that vacancies on our Board may be filled only by majority of directors then in office of our Board, even though less than a quorum;
- prohibiting the ability of our stockholders to call special meetings;
- establishing advance notice procedures for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;
- requiring that, once there are no longer any outstanding shares of the Class B Common Stock, any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
- specifying that special meetings of our stockholders can be called only by a majority of our Board, the chair of our Board, or our Chief Executive Officer;
- requiring the approval of holders of at least two-thirds of the outstanding voting securities to amend the Bylaws and certain provisions of the Certificate of Incorporation once there are no longer any outstanding shares of Class B Common Stock; and
- reflecting two classes of Common Stock.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Our Bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Bylaws provide that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or (v) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Bylaws further provide that, unless otherwise consented to by the Company in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of the Company's securities, including any auditor, underwriter, expert, control person or other defendant. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Any person or entity purchasing, holding or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with the Company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provisions contained in the Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

General Risk Factors

If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel. Achieving this objective may be difficult due to many factors, including fluctuations in global economic and industry conditions, management or organizational changes, the availability of qualified employees, evolving immigration and export control policies and restrictions, the attractiveness of our compensation and benefit programs, our career growth and development opportunities, and our employment policies. Specifically, as we build our brand and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. None of our employees are bound by a non-competition agreement. The failure to attract, integrate, train, motivate and retain these personnel could seriously disrupt our operations and harm our business and prospects. Further, any future reduction in force may yield unintended consequences, such as making future retention and recruiting of qualified personnel more difficult, attrition beyond our planned reduction in workforce, decline in employee productivity and reduced employee morale, which may cause our remaining employees to seek alternative employment.

In addition, we are highly dependent on the services of our senior technical and management personnel, who would be difficult to replace. Any changes in our management team, including if any senior management or key technical personnel were to depart, could negatively impact our prospects, trigger further departures and limit our ability to operate and grow our business.

Our facilities or operations could be damaged or adversely affected by natural disasters and other catastrophic events outside of our control.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, epidemics, pandemics, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any economic, financial or banking crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

In recent years, the United States and global economies suffered dramatic downturns as a result of the COVID-19 pandemic, a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others, and volatility in the capital and credit markets and uncertainty with respect to the health of the U.S. banking system. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If in future crises governments refuse to take such actions or if the actions taken by these governments are not successful, and/or if the uncertainty in the macroeconomic environment, including elevated inflation concerns, elevated interest rates, tighter credit, currency fluctuations, or concerns or speculation about similar banking disruption events or risks, continues, the resulting adverse economic conditions could lead to market-wide liquidity problems and other disruptions, which may negatively impact the demand for our solid-state battery cells and may negatively impact our liquidity and ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our results of operations and financial condition could be materially affected by the enactment of legislation implementing changes in the U.S. or foreign taxation of business activities or the adoption of other tax reform policies.

As we expand the scale of our business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition. For example, the Organisation for Economic Co-operation and Development has proposed implementing changes to existing tax laws, including a proposed 15% global minimum tax. Numerous countries have enacted tax legislation to adopt this global minimum tax beginning in 2024. Further, beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years. This requirement may impact our effective tax rate and our cash tax liability in future years.

In addition, the Inflation Reduction Act of 2022 (the "IRA") includes numerous incentives and tax credits aimed at reducing the effects of climate change, such as the extension and expansion of EV charging infrastructure tax credits under Section 30C of the Internal Revenue Code of 1986 (the "Code"), the expansion of tax credits for EVs under Section 30D of the Code, the expansion of advanced manufacturing tax credits under Section 48C of the Code, and enactment of advanced manufacturing production credits for eligible component production in the United States under Section 45X of the Code. Such tax credits may potentially benefit incumbents more than new entrants, and consequently have adverse competitive effects for new entrants. However, the full impact of the IRA cannot be known, and many of the IRA's provisions are not self-executing and require further guidance from the Internal Revenue Service (the "IRS") and Treasury Department (the "Treasury"), which we expect to be issued in the coming months and years. On May 6, 2024, the Treasury and the IRS, in conjunction with the Department of Energy, released final regulations that contain guidance regarding the "battery component" and "critical mineral" sourcing requirements that must be met to be eligible to claim the Section 30D credit, including that at least 50% (for EVs placed in service in 2024) of the value of certain critical minerals in an EV's battery are extracted and processed in the U.S. or a trade partner country, increasing by 10% per year through 2027 to 80% for EVs placed in service in 2027 and later years, and at least 60% of the value of the battery components in an EV's battery are manufactured or assembled in North America, increasing by 10% per year through 2027 and to 100% for EVs placed in service in 2028 and later years. The final regulations also provide that an EV is not eligible for the Section 30D credit if any of its battery components or applicable critical minerals are supplied by a "foreign entity of concern," such as Russia or China, regardless of its overall value percentage.

These incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Any other reduction in rebates, tax credits or other financial incentives could materially reduce the demand for EVs, which could adversely impact the battery demand for EVs, or materially reduce the amount of incentives available for the manufacture of our products and have an adverse impact on our business. While certain tax credits and other incentives for EVs have been available in the past, there is no guarantee these programs will be available in the future. The impact of future changes to U.S. and foreign tax law on our business is uncertain and could be adverse, and we will continue to monitor and assess the impact of any such changes.

Our ability to use our deferred tax assets to offset future taxable income is subject to certain limitations, which may have a material impact on our business, financial condition or results of operations.

In general, under Section 382 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to use its pre-change net operating loss carryforwards ("NOLs") to offset future taxable income. An "ownership change" is generally defined as a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a three-year period. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use our pre-change NOLs and other tax attributes to offset such future taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us. We have determined that we have experienced ownership changes in the past. However, we do not believe that these ownership changes will result in limitation on the use of our NOL or other tax attributes. Future changes in our stock ownership, which may be outside of our control, may trigger additional ownership changes, which may further limit our ability to use our NOLs and other tax attributes.

There is also a risk that changes in law or regulatory changes, including suspensions on the use of net operating losses or tax credits, possibly with retroactive effect, may result in our existing net operating losses or tax credits expiring or otherwise being unavailable to offset future income tax liabilities. Limitations may also apply under state law. For example, recently enacted California legislation limits the use of state NOLs for tax years beginning on or after January 1, 2024 and before January 1, 2027.

Due to such limitations and changes in law, certain of our deferred tax assets may expire unutilized or underutilized, which could prevent us from offsetting future taxable income. We continue to assess the realizability of our deferred tax assets in the future. Future adjustments in our valuation allowance may be required, which may have a material impact on our quarterly and annual operating results.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, cyber-attacks, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE.

Our Class A Common Stock is listed on the NYSE under the symbol "QS". If we were to fail to meet the requirements and standards of the NYSE and if the NYSE were to consequently delist our Class A Common Stock from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we and our stockholders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

We have incurred and will continue to incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

As a public company, we incur significant legal, accounting, administrative and other costs and expenses associated with being subject to the reporting requirements of the Exchange Act, corporate governance requirements and listing standards. In addition, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and any rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Meeting the standards and controls required of a public company in the United States requires significant ongoing costs. It is possible that we will be required to further expand our employee base and hire additional employees to support our operations, particularly as such standards and controls continue to change over time, which will increase our operating costs in future periods.

Compliance with evolving public company requirements may continue to increase costs and make certain activities more time-consuming. For example, we have created new Board committees and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements already have been and will continue to be incurred. Furthermore, if any issues in complying with those requirements are identified, such as a material weakness in our internal controls that requires a restatement of previously issued consolidated financial statements, we could incur additional costs rectifying those or new issues, and the existence of these issues could adversely affect our reputation or investor perceptions of it. The cost of director and officer liability insurance is significant and risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The reporting and other obligations imposed by these rules and regulations have resulted in and may continue to result in significant accounting, administrative, financial compliance and legal costs. These costs have required and may continue to require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties have prompted and in the future may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, our business could be adversely affected, and we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A Common Stock.

As a public company, we are required, under Section 404 of the Sarbanes-Oxley Act, to furnish annual reports by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

- faulty human judgment and simple errors, omissions or mistakes;
- fraudulent action of an individual or collusion of two or more people;
- inappropriate management override of procedures; and
- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Pursuant to the Sarbanes-Oxley Act and the rules and regulations promulgated by the SEC, we are required to furnish in this Report a report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While we believe our internal control over financial reporting is currently effective, we have previously identified and had to remediate a material weakness and the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions. Establishing, testing and maintaining an effective system of internal control over financial reporting requires significant resources and time commitments on the part of our management and our finance staff, may require additional staffing and infrastructure investments and would increase our costs of doing business.

In addition, under the federal securities laws, our auditors are required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A Common Stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated, communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or the market in which we operate, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. If any of the analysts who cover us change their recommendation regarding our shares of Class A Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our shares of Class A Common Stock would likely decline. If any analyst who covers us were to cease our coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A Common Stock to decline.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying, managing and disclosing, as necessary, risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes as described below.

We routinely assess material risks from cybersecurity threats, including from any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein. These risk assessments are designed to identify internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain safeguards intended to address and minimize identified risks and continue monitoring and testing the effectiveness of such safeguards.

We devote significant resources and have designated senior management to manage the cybersecurity and information security risk assessment and mitigation process. We have established an internal security committee that includes members of our information security/technology, internal audit/compliance, finance and accounting, people operations, and legal teams, to instill a thoughtful security culture across our Company. Our employees and contractors are made aware of our cybersecurity policies through mandatory trainings during onboarding and on an annual basis. We also engage and consult with third parties in connection with our risk assessment processes, including advisors, consultants and auditors. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards.

The Company deploys multiple tools and processes to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents, both internal and associated with the use of any third-party service provider.

We have not experienced a material security breach in our systems, and, to our knowledge, there have not been any material compromises of our confidential information in our third-parties' systems, nor have we incurred any significant expenses or penalties to resolve or settle any security breach in the past three years. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors – Our Business Risks – Our ability to manage our business is highly dependent on IT systems and our website, systems, and data we maintain may be subject to intentional or inadvertent disruption, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could adversely impact our reputation and future sales," in this Annual Report on Form 10-K.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly, as well as through the audit committee, which has been tasked with such oversight in the audit committee charter. The audit committee of our board of directors reviews cybersecurity and information security risks and mitigation strategies; the audit committee receives periodic updates on information security and privacy, and the full board receives at least an annual update.

Our information security team has many years of experience implementing cybersecurity at technology and research and development companies, and together with our internal information security committee, is primarily responsible for assessing and managing our material risks from cybersecurity threats.

Our head of information security periodically provides briefings to our internal security committee and to the audit committee and board of directors on an annual basis regarding our Company's cybersecurity risks and activities, including, as applicable, any recent cybersecurity incidents and related responses and remediation efforts, cybersecurity systems testing, activities of third parties, policies and the like. We have internal guidelines governing our identification, assessment, communication, and escalation upon the occurrence of a cybersecurity incident. Depending on the nature and severity of an incident, this process provides for escalating notification to a special executive security committee and the chair of the audit committee, among others as needed, to manage the Company's response.

Item 2. Properties.

We are headquartered in San Jose, California. Our facilities, which are primarily in San Jose, California include various leased properties for our offices and engineering, research and development, and pre-pilot manufacturing activities.

Item 3. Legal Proceedings.

Information regarding legal proceedings is available in Note 7, Commitments and Contingencies, to the consolidated financial statements in this Report.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A Common Stock is listed on NYSE under the symbol "QS". Our Class B Common Stock is neither listed nor traded.

Holders

As of February 19, 2025, there were approximately 56 holders of record of our shares of Class A Common Stock and approximately 5 holders of record of our shares of Class B Common Stock. The actual number of stockholders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares of common stock are held in street name by banks, brokers and other nominees.

Dividends

We have never declared or paid cash dividends on our common stock. We currently do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Performance Graph

The following chart compares the changes in cumulative total return on our Class A Common Stock with the changes in cumulative total returns on the NYSE Composite Index, the total returns on Russell 1000 Index, and the total returns on PBW - Invesco WilderHill Clean Energy ETF for the period from November 27, 2020 (the first date our Class A Common Stock began trading on the NYSE) through December 31, 2024. The chart assumes $100 was invested in each of the Company's common stock, the NYSE Composite Index, the Russell 1000 Index and PBW - Invesco WilderHill Clean Energy ETF on November 27, 2020. The comparisons in this chart are required by the SEC and are not intended to forecast or be indicative of the possible future performance of our common stock.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled "*Risk Factors*" as set forth in this Report. Unless the context otherwise requires, references in this "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" to "the Company", "we", "us" and "our" refer to the business and operations of QuantumScape Corporation and its consolidated subsidiaries.

Overview

We are developing next-generation battery technology for EVs and other applications. We believe that our technology will enable a new category of battery that meets the requirements for broader market adoption. The lithium-metal solid-state battery technology that we are developing is being designed to offer greater energy density, faster charging, and greater safety when compared to today's conventional lithium-ion batteries.

We are a development-stage company with no revenue to date, have incurred a net loss from operations of approximately $525.2 million for the year ended December 31, 2024, and an accumulated deficit of approximately $3.4 billion from our inception through December 31, 2024. We expect to incur significant expenses and continuing losses for the foreseeable future.

Key Trends, Opportunities and Uncertainties

We are a pre-revenue company. We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose significant risks and challenges, including those discussed below and in the section titled "*Risk Factors*" appearing elsewhere in this Report.

Product Development

We have demonstrated capabilities of our solid-state separator and battery technology in single-layer and multilayer cell cycling data, and in 2022, shipped our first A0 prototype battery cells to multiple OEMs for testing. Following that shipment, we continued focusing our research and development on subsequent generations of prototype samples incorporating advances in cell functionality, process and reliability, as well as bringing online our pilot line in San Jose, California. In 2023, we announced our first targeted commercial product, the QSE-5, a cell with a capacity of approximately 5 amp-hours as further described under the "Research and Development" section in Item 1 above. In 2024, we began producing low volumes of our first B-sample cells, and we began shipping these cells for automotive customer testing. These are B-samples of QuantumScape's first product, QSE-5, with an energy density of over 800 Wh/L and <15 minute 10% to 80% fast-charging capability.

Our team of scientists, engineers, technicians, and other staff is highly motivated and committed to solving these challenges ahead. However, any delays in the completion of these tasks will require additional cash use and delay market entry.

Process Development

Our architecture depends on our proprietary solid-state ceramic separator. Though our separator's design is unique, our early-generation process relied on established or similar high-volume production processes already deployed in other industries. We are developing subsequent, proprietary higher-volume separator manufacturing processes that seek to further reduce cost, increase throughput, and improve quality.

Our separator is being designed to enable our 'anode-free' architecture. As manufactured, our solid-state battery cell has no anode; the lithium-metal anode is formed during the first charge of the cell. The lithium that forms the anode comes from the cathode material we purchase. Eliminating the anode bill of materials and associated manufacturing costs found in conventional lithium-ion cells could result in a meaningful cost of goods sold (COGS) advantage once sufficient scale and process maturity are achieved. In addition, our solid-state battery cell is being designed to reduce the time and capital-intensity of the formation and aging process step as compared to conventional lithium-ion manufacturing.

We are focused on the throughput and capability of our pilot line in San Jose, California. As part of the continued expansion of our throughput we are automating our manufacturing process and purchasing larger-scale battery-cell manufacturing equipment. We will need to substantially improve our battery cell manufacturing processes to increase throughput required for higher numbers of battery cells and to achieve the cost, performance and volume levels required for commercial shipments.

Our pilot line is intended to serve four purposes. First, to provide a sufficient quantity of separator and cells for internal development and customer sampling. Second, to provide the basis for continued manufacturing process development and to help inform equipment selection and specifications for future manufacturing activities by us or our partners. Third, we target the initial production of QSE-5 cells at the pilot line. Fourth, to support collaboration and future technology transfer activities as part of the collaboration and licensing arrangements with PowerCo as well as potential future commercial arrangements. Delays in the successful buildout of our pilot line may impact both our development and future scale-up timelines.

We will need to achieve significant cost savings in battery design and manufacturing, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells as manufactured, while controlling costs associated with the manufacture of our separator, including achieving substantial improvements in quality, consistency, reliability, throughput and safety required to hit commercial targets. Further, we will need to capture industry cost savings in the materials, components, equipment, facilities design, and processes that we share, notably in the cathode and cell design.

Commercialization and Market Focus

The automotive qualification process generally includes several major delivery milestones of A, B and C samples. Each major sampling stage may consist of several generations of increasingly mature prototypes. The timelines for each stage involve uncertainty and will be influenced by a number of factors, including product and process development risks; the specification, ordering, and qualification of production equipment; other supply chain dynamics; and OEM validation timeframes.

We have demonstrated capabilities of our solid-state separator and battery technology in single-layer and multilayer solid-state cells in commercially relevant areas (ranging from approximately 60x75mm to 70x85mm). We will work to continue improving quality, consistency, reliability, throughput, and safety and optimize all components of the cell. We will continue to work to further develop and validate the volume manufacturing processes to enable higher volume manufacturing and minimize manufacturing costs. Finally, we intend for the building out of our pilot line to serve as the basis for continued manufacturing process development for the subsequent scale up of the manufacturing capabilities of our battery cells.

On July 5, 2024, we entered into the PowerCo Collaboration Agreement with the goal of industrializing the solid-state lithium-metal battery technology we intend to use in our first planned product—the QSE-5 Technology. PowerCo was formed by Volkswagen in 2022 as a company intended to consolidate Volkswagen's activities in the development and production of battery cells. In connection with the PowerCo Collaboration Agreement and subject to the completion of certain milestones, we and PowerCo intend to enter into the PowerCo IP License Agreement under which we will grant PowerCo a non-exclusive, limited, royalty-bearing license to use the QSE-5 Technology for the purpose of manufacturing and selling batteries primarily for automotive applications, and PowerCo will pre-pay an initial royalty fee of $130 million, against which any future royalties due will be credited. The initial royalty is subject to a time-based diminishing clawback if the PowerCo IP License Agreement is terminated early by PowerCo under certain conditions. The PowerCo Collaboration Agreement supersedes the JVA, which was terminated concurrently. As compared to a joint venture arrangement of similar output volumes, we expect the licensing arrangement to result in less revenue, as well as lower costs and capital requirements.

While we signed an agreement with PowerCo with the goal of commercializing our battery technology, we intend to continue working closely with automotive OEMs to make our solid-state battery cells widely available over time. In addition, we have signed customer sampling agreements with a number of OEMs, ranging from leading manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validating of our solid-state battery cells with the goal to include such cells into pre-production prototype vehicles and ultimately into serial production vehicles. We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. Meanwhile, our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics such as smartphones and wearables and we intend to explore opportunities in those areas as appropriate.

We believe that our technology enables a variety of business models and presents opportunities with a variety of potential customers, such as automotive OEMs, end-users, and licensees, as applicable. In addition to the collaboration with PowerCo, which contemplates a licensing arrangement, we may operate solely-owned manufacturing facilities, license technology to other manufacturers, or enter into joint venture arrangements, among other approaches. We intend to continue to invest in research and development to improve battery cell performance, improve manufacturing processes, and reduce cost.

Access to Capital

Based on our current business plan, we believe that our cash resources will last into the second half of 2028. In July 2022, we filed a shelf registration statement on Form S-3 with the SEC (File No. 333-266419) (the "Form S-3"), which the SEC declared effective in August 2022, for the offer and sale of Class A Common Stock, preferred stock, depositary shares, debt securities, warrants, subscription rights, purchase contracts and units in one or more offerings and in any combination for an aggregate offering price of up to $1 billion. In February 2023, we filed a prospectus supplement to the Form S-3 for the issuance and sale of our Class A Common Stock from time to time for an aggregate offering price of up to $400 million (the "ATM offering"). During the year ended December 31, 2024, 24.9 million shares of our Class A Common Stock were sold pursuant to the ATM offering for aggregate proceeds of approximately $128.5 million, net of issuance costs paid including the commission fees to the sales agents of approximately $2.0 million. In August 2023, we completed an underwritten public offering of 37.5 million shares of our Class A Common Stock for an aggregate purchase price of $288.2 million, net of issuance costs of $11.8 million (the "August 2023 Public Offering").

Changes to our technology development, operating costs and scale-up, including our ability to meet the milestones to enable the entry into the PowerCo IP License Agreement and related receipt of the initial royalty fee from PowerCo, could materially impact us and the availability of our capital resources. We may also need additional cash resources due to changed business conditions or other developments, including unanticipated delays in negotiations with automotive OEMs and tier-one automotive suppliers or other suppliers, supply chain challenges, competitive pressures, inflation, and regulatory developments, among others. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If such financing is not available, or if the financing terms are onerous given the high-interest rate environment or less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our business and financial prospects.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly in hazardous waste generation and disposal and pollution control. Regulations in our target markets include economic incentives to purchasers of EVs, tax credits for EV manufacturers, and economic penalties that may apply to a car manufacturer based on its fleet-wide emissions which may indirectly benefit us to the extent that the regulations expand the market size of EVs. While we also expect environmental regulations to provide a tailwind to our growth, it is possible for certain regulations to result in margin pressures. Trade restrictions and tariffs, while historically minimal between the European Union and the United States where most of our production and sales are initially expected, are subject to unknown and unpredictable changes that could impact our ability to meet projected sales or margins. In addition, there are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, and factory safety. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and sale of our battery technologies abroad is likely to be subject to more stringent export controls in the future.

Basis of Presentation

We currently conduct our business through one operating segment. As a pre-revenue company with no commercial operations, our activities to date have been limited and were conducted primarily in the United States. Our historical results are reported under United States of America generally accepted accounting principles ("U.S. GAAP") and in U.S. dollars. Upon commencement of commercial operations, we expect to expand our global operations substantially, including in the United States and the European Union, and as a result we expect our future results to be sensitive to foreign currency transaction and translation risks and other financial risks that are not reflected in our historical financial statements. As a result, we expect that the financial results we report for periods after we begin commercial operations will not be comparable to the financial results included in this Report.

Components of Results of Operations

We are a research and development stage company and we have not generated any revenues to date. Our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or projected results of operations.

Operating Expenses

Research and Development Expense

To date, our research and development expenses have consisted primarily of personnel-related expenses for scientists, experienced engineers and technicians as well as costs associated with the construction and ramp up of our pilot line in San Jose, including the material and supplies to support the product development and process engineering efforts. As we ramp up our engineering operations to complete the development of our solid-state, lithium-metal batteries and required process engineering to meet automotive cost targets, we anticipate that research and development expenses will increase significantly for the foreseeable future as we continue to invest in additional plant and equipment for product development (e.g., multilayer cell stacking, packaging engineering), building prototypes, and testing of battery cells as our team works to meet the full set of automotive product requirements. We also recognize significant non-cash stock-based compensation to employees directly involved in research and development activities. For stock-based compensation awards with performance and market conditions, such as the awards granted under our Extraordinary Performance Award Program (the "EPA Program") in December 2022 and 2021, and for stock-based compensation awards with performance conditions, such as the restricted stock units with performance conditions ("PSUs") granted in 2023 and 2024, the non-cash expense recognized is based on a probability assessment of the performance conditions, and as such, research and development expenses may fluctuate in the future as the performance conditions are re-assessed at each reporting period. Further, should the stated market conditions of the EPA Program grants be achieved prior to the expected achievement period, we may accelerate the stock-based compensation expense recognized, which could result in significant fluctuations in research and development expense recognized in the future. For more information on the EPA Program grants and PSUs, see Note 8, Stockholders' Equity, to our consolidated financial statements included elsewhere in this Report.

As we ramp toward commercialization of our technology, we will begin to incur expenses that are directly associated with such, including allocation of indirect costs from research and development.

General and Administrative Expense

General and administrative expenses consist mainly of personnel-related expenses for our executive, sales and marketing, insurance and other administrative functions as well as outside professional services, including legal, accounting and other advisory services. We are continuing to expand our supporting systems, in anticipation of planning for and supporting the commercialization of our technology and due to the ongoing requirements of being a public company. Accordingly, we expect our general and administrative expenses to increase in the near term and for the foreseeable future. Upon commencement of commercial operations, we also expect general and administrative expenses to include customer and sales support and advertising costs. We also recognize significant non-cash stock-based compensation to executives and certain employees. The non-cash expenses recognized for EPA Program grants and PSUs are based on a probability assessment of the performance conditions, and as such, general and administrative expenses may fluctuate in the future as the performance conditions are re-assessed at each reporting period. Further, should the stated market conditions of the EPA Program awards be achieved prior to the expected achievement period, we may accelerate the stock-based compensation expense recognized, which could result in significant fluctuations in general and administrative expense recognized in the future.

As we ramp toward commercialization of our technology, we will begin to incur expenses that are directly associated with such, including allocation of indirect costs from general and administrative activities.

Other Income (Expense)

Interest Expense

Interest expense consists primarily of interest expense associated with our finance lease for one of our facilities.

Interest Income

Interest income consists primarily of interest income from marketable securities.

Other Income (Expense)

Our other income (expense) consists of miscellaneous income and expenses.

Income Tax Expense (Benefit)

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in tax law. We maintain a valuation allowance against the full value of our U.S. federal and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

In this section, we discuss the results of our operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. For a discussion of the year ended December 31, 2023 and the year ended December 31, 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 28, 2024 and is incorporated herein by reference.

The following table sets forth our historical operating results for the periods indicated (amounts in thousands):

| | Year Ended December 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Operating expenses:							
Research and development	$ 382,971	$ 347,945	$ 297,435	$ 35,026	10%	$ 50,510	17%
General and administrative	142,236	131,085	123,183	11,151	9%	7,902	6%
Total operating expenses	525,207	479,030	420,618	46,177	10%	58,412	14%
Loss from operations	(525,207)	(479,030)	(420,618)	(46,177)	10%	(58,412)	14%
Other income (loss):							
Interest expense	(2,224)	(2,377)	(2,399)	153	(6)%	22	(1)%
Interest income	46,024	36,488	10,905	9,536	26%	25,583	235%
Other income (loss)	3,465	(160)	216	3,625	(2266)%	(376)	(174)%
Total other income	47,265	33,951	8,722	13,314	39%	25,229	289%
Net loss	(477,942)	(445,079)	(411,896)	(32,863)	7%	(33,183)	8%
Less: Net (loss) income attributable to non-controlling interest	(85)	66	11	(151)	(229)%	55	500%
Net loss attributable to common stockholders	$(477,857)	$(445,145)	$(411,907)	$(32,712)	7%	$(33,238)	8%

Research and Development

The increase in research and development expense in the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily resulted from an increase of $16.2 million in personnel cost to support our battery technology development, an increase of $15.3 million related to depreciation and amortization, an increase of $3.7 million in non-cash stock-based compensation expense primarily due to the net effect of new restricted stock units granted offset by full amortization of awards subsequent to December 31, 2023 and forfeiture of restricted stock units with performance conditions, an increase of $3.5 million in material supplies, and an increase of $3.0 million in facility expenses offset primarily by a decrease of $8.2 million in write-off of property and equipment.

General and Administrative

The increase in general and administrative expenses in the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily resulted from the net $24.5 million litigation settlement for the Securities Class Action Litigation described in Note 7, Commitments and Contingencies, to the consolidated financial statements included elsewhere in this Report, an increase of $10.3 million in charges related to other legal matters, professional fees, outside services and office administration, and an increase of $1.6 million in personnel costs offset by a decrease of $25.3 million in non-cash stock-based compensation expense primarily due to the net effect of forfeiture of EPA awards and restricted stock units with performance conditions offset by new restricted stock units granted subsequent to December 31, 2023.

Other Income (Expense)

Interest Income

The increase in interest income during the year ended December 31, 2024 compared to the year ended December 31, 2023 was mainly due to the increases in the weighted average interest rate and investment.

Other Income (Expense)

Other income for the year ended December 31, 2024 primarily consisted of other miscellaneous income. Other expense for the year ended December 31, 2023 primarily consisted of foreign currency exchange loss.

Liquidity and Capital Resources

As of December 31, 2024 and December 31, 2023, our principal sources of liquidity were our cash and cash equivalents and marketable securities in the amount of approximately $910.8 million and $1.1 billion, respectively. Our cash equivalents are invested in U.S. money market funds, U.S. Treasury bonds and commercial paper. Our marketable securities are invested in U.S. Treasury notes and bonds, commercial paper, and corporate notes and bonds.

We have yet to generate any revenue from our business operations. To date, we have funded our capital expenditure and working capital requirements through equity as further discussed below. Our ability to successfully develop our products, commence commercial operations and expand our business will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

During the year ended December 31, 2022, we received net proceeds of $124.1 million from investing activities, mainly due to the maturities of marketable securities.

During the year ended December 31, 2023, we completed the August 2023 Public Offering of 37.5 million shares of our Class A Common Stock and received net proceeds of $288.2 million.

During the year ended December 31, 2024, we sold 24.9 million shares of our Class A Common Stock pursuant to the ATM offering and received approximately $128.5 million in proceeds, net of issuance costs paid.

We believe that our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this Report. Based on our current business plan, we believe that our cash resources will last into the second half of 2028, in part due to our transition from the JVA arrangement to the licensing arrangement with PowerCo, which, if entered into, is expected to have significantly lower costs and capital requirements. However, any changes to our technology development, operating costs and scale-up, including our ability to meet the milestones to enable the entry into the PowerCo IP License Agreement and related receipt of the initial royalty fee from PowerCo, could materially impact us and the availability of our capital resources. We may need additional cash resources due to changed business conditions or other developments, including unanticipated delays in negotiations with automotive OEMs and tier-one automotive suppliers or other suppliers, supply chain challenges, competitive pressures, inflation, and regulatory developments, among others. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If such financing is not available, or if the financing terms are onerous given the high-interest rate environment or less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our business and financial prospects.

In July 2022, we filed the Form S-3, which the SEC declared effective in August 2022, for the offer and sale of Class A Common Stock, preferred stock, depositary shares, debt securities, warrants, subscription rights, purchase contracts and units in one or more offerings and in any combination for an aggregate offering price of up to $1 billion, or $700 million subsequent to our August 2023 Public Offering. Such securities may be offered pursuant to the base prospectus contained in the shelf registration statement and a prospectus supplement that would be prepared and filed at the time of any offering.

In February 2023, we filed a prospectus supplement to the Form S-3 for the issuance and sale of our Class A Common Stock from time to time for an aggregate offering price of up to $400 million through J.P. Morgan Securities LLC, Cowen and Company, LLC, Deutsche Bank Securities Inc. and UBS Securities LLC, as the sales agents. We entered into Distribution Agreements with each of these sales agents in February 2023, in connection with the ATM offering. We have up to three years from the date of the Distribution Agreements to sell the shares, however we are not obligated to sell any such shares. Any net proceeds from the sale of shares will be used for working capital and other general corporate purposes and would further extend our forecasted cash runway. During the year ended December 31, 2024, 24.9 million shares of our Class A Common Stock were sold pursuant to the ATM offering for aggregate proceeds of approximately $128.5 million, net of issuance costs paid including commission fees to the sales agents of approximately $2.0 million.

Cash Flows and Material Cash Requirements

The following table provides a summary of our cash flow data for the periods indicated (amounts in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Net cash used in operating activities	$ (274,555)	$ (240,025)	$ (218,024)
Net cash provided by (used in) investing activities	128,869	(152,532)	124,119
Net cash provided by financing activities	144,028	300,213	8,598

Operating Activities

Our cash flows used in operating activities to date have been primarily driven by the growth in our underlying business to support the research and development of next-generation battery technology. To support our research and development activities and our plan to build out and scale up our pilot line, we are expecting cash payments of approximately $9.1 million during the next twelve months and approximately $65.4 million thereafter for the operating lease commitments as of December 31, 2024. From time to time, we also enter into non-cancellable service and purchase commitments. We are expecting cash used in operating activities to include payments of approximately $4.3 million in the next twelve months and approximately $3.6 million thereafter through 2027 for our non-cancellable commitments as of December 31, 2024.

Cash used in operating activities for the year ended December 31, 2024 was primarily driven by a net loss of $477.9 million, offset by non-cash expense of $144.7 million related to stock-based compensation, non-cash expense of $57.8 million related to depreciation and amortization, non-cash expense of $13.3 million related to the write-off of property and equipment, non-cash lease expense and amortization of right-of-use assets of $8.0 million. Cash used in the operating activities was further driven by $29.3 million related to amortization of premiums and accretion of discounts on marketable securities and a decrease of $5.1 million in operating lease liabilities, and offset by an increase of $15.0 million in accounts payable, accrued liabilities and accrued compensation and benefits.

Cash used in operating activities for the year ended December 31, 2023 was primarily driven by a net loss of $445.1 million, offset by non-cash expense of $166.3 million related to stock-based compensation, non-cash expense of $42.0 million related to depreciation and amortization, non-cash expense of $21.5 million related to the write-off of property and equipment, and non-cash lease expense and amortization of right-of-use assets of $7.8 million. These were partially adjusted by $18.9 million related to amortization of premiums and accretion of discounts on marketable securities, and an increase of $7.5 million in prepaid expenses and other assets.

Cash used during the year ended December 31, 2022 was primarily driven by a net loss of $411.9 million offset by non-cash expenses including $127.1 million related to stock-based compensation, $28.3 million related to depreciation and amortization, $13.7 million related to the write-off of property and equipment, $7.8 million related to lease expense and amortization of right-of-use assets, and $4.0 million related to amortization of premiums and accretion of discounts on marketable securities. This was partially offset by an increase of $5.6 million in accounts payable and accrued liabilities mainly driven by higher period-over-period spending in payroll, materials and supplies, professional services and general and administrative to support the growth of the business, specifically in the research and development of our battery technology, a $5.0 million decrease in prepaid and other assets and an increase of $2.3 million in other long-term liabilities.

Investing Activities

Our cash flows from investing activities to date have been comprised of purchases of property and equipment and purchases, maturities and sales of our marketable securities. We expect the level of capital investment to increase substantially in the near future as we acquire the property and equipment for and build out our pilot line.

Cash provided by investing activities for the year ended December 31, 2024 primarily consists of proceeds from the maturity and sale of marketable securities of $1.5 billion and $1.2 million, respectively. These were offset by $1.3 billion used for the purchase of marketable securities and $62.1 million used for the purchase of various property and equipment, primarily to support our research and development activities.

Cash used in investing activities for the year ended December 31, 2023 primarily consists of $1.1 billion used for the purchase of marketable securities and $84.5 million used for the purchase of various property and equipment, primarily to support our research and development activities. These were offset by the proceeds from the maturity and sale of marketable securities of $1.0 billion and $1.5 million, respectively.

Cash provided by investing activities for the year ended December 31, 2022 primarily consists of the maturity and sale of marketable securities of $837.4 million and $15.1 million, respectively, offset by $569.6 million used for the purchase of marketable securities. Cash provided by investing activities also reflects $158.8 million of cash used for various property and equipment, primarily to support our research and development activities.

Financing Activities

Our cash flows from financing activities primarily consist of proceeds from the issuance of common stock and exercise of stock options. Finance lease commitment for one of our buildings will result in net cash payments of $5.3 million in the next twelve months and payments of $39.0 million thereafter.

Cash provided by financing activities during the year ended December 31, 2024 is primarily due to approximately $128.5 million in net proceeds from the ATM offering and $20.1 million received from the exercise of stock options and our employee stock purchase plan.

Cash provided by financing activities during the year ended December 31, 2023 is primarily due to $288.2 million in net proceeds received from the August 2023 Public Offering and, $14.0 million received from the exercise of stock options and our employee stock purchase plan.

The cash provided by financing activities during the year ended December 31, 2022 is primarily due to $9.4 million received from the exercise of stock options and our employee stock purchase plan.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Our significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to our audited consolidated financial statements included elsewhere in this Report. We believe that the following accounting estimates are the most critical to fully understand and evaluate our reported financial results, as they require our most subjective or complex management judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain and unpredictable.

Stock-Based Compensation

The share-based awards under our equity plans include stock options, restricted stock units with service conditions only ("RSU"), PSU and performance-based awards under the EPA Program. We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards, and compensation expense is recognized on a straight-line basis over the requisite service period. For share-based awards with only service conditions, the requisite service period is generally the vesting period. We reverse previously recognized costs for unvested awards in the period that forfeitures occur.

The fair values of RSUs and PSUs are measured on the grant date based on the closing fair market value of our common stock.

The fair values of options granted with performance (e.g., business milestone) and market conditions (e.g., stock price target) are estimated at the grant date using a Monte Carlo simulation model. The model determined the grant date fair value of each vesting tranche and the future time when the market condition for such tranche is expected to be achieved. The Monte Carlo valuation requires the Company to make assumptions and judgements about the variables used in the calculation including the expected term, volatility of our common stock, an assumed risk-free interest rate, and cost of equity.

For performance-based awards with a vesting schedule based entirely on the attainment of both performance and market conditions, each quarter the Company assesses whether it is probable that it will achieve each performance condition that has not previously been achieved or deemed probable of achievement and if so, the future time when the Company expects to achieve that business milestone, or its "expected business milestone achievement time." When the Company first determines that a business milestone has become probable of being achieved, the Company allocates on a straight-line basis the entire expense for the related tranche over the number of quarters between the grant date and the then-applicable "expected vesting date," which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the later of (i) the expected time when the performance condition will be achieved (if the related performance condition has not yet been achieved) and (ii) the expected time when the market condition will be achieved (if the related market condition has not yet been achieved). The Company immediately recognizes a cumulative catch-up expense for all accumulated expense for the quarters from the grant date through the quarter in which the performance condition was first deemed probable of being achieved. Each quarter thereafter, the Company recognizes the then-remaining expense for the tranche through the end of the requisite service period except that upon vesting of a tranche, all remaining expense for that tranche is immediately recognized. The Company accounts for forfeitures when they occur. The fair value of such awards is estimated on the grant date using Monte Carlo simulations, which is impacted by the following assumptions:

- *Expected Term*—We estimated the expected term based on the midpoint between the time of vesting and the remaining time to expiration.

- *Expected Volatility*—Given the limited market trading history of our common stock, volatility is based on a weighted blend of (i) the average volatility of peer companies within the automotive and energy storage industries multiplied by a ratio of our volatility based on available stock price data as compared to the average volatility of our peer companies over the same period and (ii) our implied volatility from exchange traded options.

- *Cost of Equity*—Cost of equity is calculated using (i) risk-free rate, (ii) average peer group market beta and (iii) the market-risk premium.

As the stock-based compensation expense is based on the probability assessment of the performance conditions, we may experience significant fluctuation in the non-cash stock-based compensation recognized quarter over quarter. Although the potential stock-based compensation expense that may be recognized over the remaining term of the performance award may be estimated at each of the applicable grant date and the amount is expected to be material to the financial statements in the aggregate, the actual expense recognized may range from zero to the maximum; the actual expense may be recognized over a period less than the remaining term of the performance award; and the amount recognized quarter over quarter is expected to be material and may significantly fluctuate.

Recent Accounting Pronouncements

See Note 3, Recent Accounting Pronouncements, to the audited consolidated financial statements included elsewhere in this Report for more information about recent accounting pronouncements, the timing of their adoption, and, to the extent it has made one, of their potential impact on our financial condition and its results of operations and cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

The market interest risk in our financial instruments and our financial positions represents the potential loss arising from adverse changes in interest rates. As of December 31, 2024, we had cash and cash equivalents and marketable securities of $910.8 million, consisting of interest-bearing money market accounts and marketable securities, for which the fair market value would be affected by change in the general level of U.S. interest rates. As of December 31, 2024, an immediate increase of 100 basis points in interest rates would have resulted in a decline in the fair value of our marketable securities of approximately $3.0 million. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Such losses would only be realized if we sold the investments prior to maturity.

Inflation Risk

Our operations could be adversely impacted by inflation, primarily from higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact to our results of operations, capital resources or liquidity, however, we have experienced increases in prices of raw materials, components and labor costs. Our future mitigation strategies may include considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. At this time, it is difficult to determine what impact these inflationary pressures will have on our long-term growth strategies, as there is uncertainty regarding how long higher levels of inflation may persist, and to what level we will be successful in passing these increased costs to our customers upon commercialization of our technology. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations.

Foreign Currency Risk

Our functional currency is the U.S. dollar, while certain of our future subsidiaries may have other functional currencies, reflecting their principal operating markets. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

Item 8. Financial Statements and Supplementary Data.


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QuantumScape Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QuantumScape Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), redeemable non-controlling interest and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the performance-based equity awards (Extraordinary Performance Award Program and Performance-based Stock Units) – stock-based compensation

Description of the Matter	As discussed in Note 2 and Note 8 to the consolidated financial statements, the Company granted stock options to the Chief Executive Officer at the time and other members of the Company's management team pursuant to the Extraordinary Performance Award Program "EPA Program" in December 2021 and December 2022. The EPA program vests upon the achievement of performance (business milestones) and market (stock price target) conditions under five tranches. Additionally, as discussed in Note 2 and Note 8 to the consolidated financial statements, the Company granted performance-based restricted stock units ("PSUs") to members of the Company's management team and certain other employees in the years ended December 31, 2023 and 2024. The PSUs vest upon the achievement of performance (business milestones) conditions by tranche.
	When the Company determines achievement of the related performance condition is considered probable then the stock-based compensation expense is recognized over the expected vesting period which is for the EPA Program the longer of the time to achieve the performance or market condition for each tranche, and for the PSUs the time to achieve the performance condition for each tranche assuming the service condition has also been met. The Company recorded stock-based compensation credit of $13.4 million during the year-ended December 31, 2024 and had $7.9 million of unrecognized stock-based compensation expense as of December 31, 2024 for the tranches that were considered probable for EPA awards. The Company recorded stock-based compensation expense of $24.3 million during the year-ended December 31, 2024 and had $13.5 million of unrecognized stock-based compensation expense as of December 31, 2024 for the tranches that were considered probable for PSU awards. Auditing the Company's accounting for the EPA Program and PSU awards is complex and judgmental due to the subjectivity of management's assessment of the probability and timing of performance conditions being met for each tranche of the award.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's assessment of the probability and timing of performance conditions being met. Our substantive audit procedures included, among others, evaluation of the judgments made by management in determining the estimated probability and timing of each performance condition by discussing status with internal operational personnel and comparing the achievement of the business milestones to the Company's annual plan.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

San Jose, California

February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QuantumScape Corporation

Opinion on Internal Control Over Financial Reporting

We have audited QuantumScape Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, QuantumScape Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California

February 26, 2025

QuantumScape Corporation
Consolidated Balance Sheets

(In Thousands, Except per Share Amounts)

		As of December 31,		
		2024		**2023**
Assets				
Current assets				
Cash and cash equivalents	$	140,866	$	142,524
Marketable securities		769,901		928,284
Prepaid expenses and other current assets		11,519		12,709
Total current assets		922,286		1,083,517
Property and equipment, net		299,992		313,164
Right-of-use assets - finance lease		22,267		25,140
Right-of-use assets - operating lease		51,472		55,863
Other assets		26,378		24,294
Total assets	$	1,322,395	$	1,501,978
Liabilities, redeemable non-controlling interest and stockholders' equity				
Current liabilities				
Accounts payable	$	6,466	$	12,959
Accrued liabilities		17,447		10,180
Accrued compensation and benefits		32,212		26,043
Operating lease liability, short-term		5,526		5,006
Finance lease liability, short-term		3,233		2,907
Total current liabilities		64,884		57,095
Operating lease liability, long-term		52,913		57,622
Finance lease liability, long-term		31,865		35,098
Other liabilities		14,886		11,986
Total liabilities		164,548		161,801
Commitment and contingencies (see Note 7)				
Redeemable non-controlling interest		—		1,770
Stockholders' equity				
Preferred stock- $0.0001 par value; 100,000 shares authorized, none issued and outstanding as of December 31, 2024 and 2023		—		—
Common stock - $0.0001 par value; 1,250,000 shares authorized (1,000,000 Class A and 250,000 Class B); 487,883 Class A and 54,666 Class B shares issued and outstanding as of December 31, 2024, 433,157 Class A and 59,874 Class B shares issued and outstanding as of December 31, 2023		54		49
Additional paid-in-capital		4,515,879		4,221,892
Accumulated other comprehensive loss		428		(2,877)
Accumulated deficit		(3,358,514)		(2,880,657)
Total stockholders' equity		1,157,847		1,338,407
Total liabilities, redeemable non-controlling interest and stockholders' equity	$	1,322,395	$	1,501,978

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Consolidated Statements of Operations and Comprehensive Income (Loss)

(In Thousands, Except per Share Amounts)

		Year Ended December 31,				
		2024		2023		2022
Operating expenses:						
Research and development	$	382,971	$	347,945	$	297,435
General and administrative		142,236		131,085		123,183
Total operating expenses		525,207		479,030		420,618
Loss from operations		(525,207)		(479,030)		(420,618)
Other income (loss):						
Interest expense		(2,224)		(2,377)		(2,399)
Interest income		46,024		36,488		10,905
Other income (loss)		3,465		(160)		216
Total other income		47,265		33,951		8,722
Net loss		(477,942)		(445,079)		(411,896)
Less: Net (loss) income attributable to non-controlling interest, net of tax of $0		(85)		66		11
Net loss attributable to common stockholders	$	(477,857)	$	(445,145)	$	(411,907)
Net loss	$	(477,942)	$	(445,079)	$	(411,896)
Other comprehensive income (loss):						
Unrealized gain (loss) on marketable securities		3,305		14,996		(13,665)
Total comprehensive loss		(474,637)		(430,083)		(425,561)
Less: Comprehensive (loss) income attributable to non-controlling interest		(85)		66		11
Comprehensive loss attributable to common stockholders	$	(474,552)	$	(430,149)	$	(425,572)
Basic and Diluted net loss per share	$	(0.94)	$	(0.96)	$	(0.95)
Basic and Diluted weighted-average common shares outstanding		508,102		462,239		432,973

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders' Equity

(In Thousands)

	Redeemable Non-Controlling Interest	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 2021	$ 1,693	428,319	$ 43	$ 3,634,665	$ (2,023,605)	$ (4,208)	$ 1,606,895
Exercise of stock option and employee stock purchase plan	—	4,343		7,555			7,555
Shares issued upon vesting of restricted stock units	—	5,297	1	1,851			1,852
Stock-based compensation				127,110			127,110
Net income (loss)	11				(411,907)		(411,907)
Unrealized loss on marketable securities	—					(13,665)	(13,665)
Balance as of December 31, 2022	$ 1,704	437,959	$ 44	$ 3,771,181	$ (2,435,512)	$ (17,873)	$ 1,317,840
Exercise of stock option and employee stock purchase plan	—	7,935	1	14,021			14,022
Shares issued upon vesting of restricted stock units	—	9,637		—			—
Issuance of common stock, net of issuance costs of $11.8 million	—	37,500	4	288,150			288,154
Stock-based compensation				148,540			148,540
Net income (loss)	66				(445,145)		(445,145)
Unrealized gain on marketable securities	—					14,996	14,996
Balance as of December 31, 2023	$ 1,770	493,031	$ 49	$ 4,221,892	$ (2,880,657)	$ (2,877)	$ 1,338,407
Exercise of stock options and employee stock purchase plan	—	9,996		20,091			20,091
Shares issued upon vesting of restricted stock units	—	14,575	2	23,107			23,109
Shares issued under At-The-Market Offering, net of issuance costs	—	24,947	3	128,439			128,442
Stock-based compensation				122,350			122,350
Net loss	(85)				(477,857)		(477,857)
Unrealized gain on marketable securities	—					3,305	3,305
Dissolution of joint venture	(1,685)						—
Balance as of December 31, 2024	$ —	542,549	$ 54	$ 4,515,879	$ (3,358,514)	$ 428	$ 1,157,847

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Consolidated Statements of Cash Flows
(In Thousands)

		Year Ended December 31,		
		2024	2023	2022
Operating activities				
Net loss	$	(477,942) $	(445,079) $	(411,896)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		57,781	41,958	28,280
Amortization of right-of-use assets and non-cash lease expense		8,010	7,791	7,843
Amortization of premiums and accretion of discounts on marketable securities		(29,313)	(18,908)	3,989
Stock-based compensation expense		144,653	166,297	127,110
Write-off of property and equipment		13,347	21,528	13,695
Other		109	469	840
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets and other assets		(893)	(7,533)	5,048
Accounts payable, accrued liabilities and accrued compensation and benefits		14,965	(2,904)	5,611
Operating lease liability		(5,059)	(3,410)	(844)
Other liabilities		(213)	(234)	2,300
Net cash used in operating activities		(274,555)	(240,025)	(218,024)
Investing activities				
Purchases of property and equipment		(62,131)	(84,510)	(158,845)
Proceeds from maturities of marketable securities		1,484,857	1,041,528	837,410
Proceeds from sales of marketable securities		1,245	1,477	15,105
Purchases of marketable securities		(1,295,102)	(1,111,027)	(569,551)
Net cash provided by (used in) investing activities		128,869	(152,532)	124,119
Financing activities				
Proceeds from exercise of stock options and employee stock purchase plan		20,091	14,022	9,407
Proceeds from issuance of common stock, net of issuance costs paid		128,529	288,164	—
Principal payment for finance lease		(2,907)	(1,973)	(809)
Dissolution of joint venture		(1,685)	—	—
Net cash provided by financing activities		144,028	300,213	8,598
Net increase (decrease) in cash, cash equivalents and restricted cash		(1,658)	(92,344)	(85,307)
Cash, cash equivalents and restricted cash at beginning of period		160,572	252,916	338,223
Cash, cash equivalents and restricted cash at end of period	$	158,914 $	160,572 $	252,916
Supplemental disclosure of cash flow information				
Cash paid for interest	$	2,224 $	1,778 $	1,610
Purchases of property and equipment, not yet paid	$	3,249 $	10,554 $	18,192

The following table presents the Company's cash, cash equivalents and restricted cash by category in the Company's Consolidated Balance Sheets (amounts in thousands):

		December 31,		
		2024	2023	2022
Cash and cash equivalents	$	140,866 $	142,524 $	235,393
Other assets		18,048	18,048	17,523
Total cash, cash equivalents and restricted cash	$	158,914 $	160,572 $	252,916

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Notes to Consolidated Financial Statements

December 31, 2024

Note 1. Nature of Business

Organization

The original QuantumScape Corporation, now named QuantumScape Battery, Inc. ("Legacy QuantumScape"), a wholly owned subsidiary of the Company (as defined below), was founded in 2010 with the mission to revolutionize energy storage to enable a sustainable future. In 2020, QuantumScape became a publicly traded company (NYSE: QS) through a business combination with a special purpose acquisition company named Kensington Capital Acquisition Corp. ("Kensington") which changed its name to QuantumScape Corporation upon closing in November 2020 (the "Business Combination"). As a result of the Business Combination, QuantumScape Battery Inc. survived and became a wholly owned subsidiary of QuantumScape Corporation (the "Company").

The Company is focused on the development and commercialization of its solid-state lithium-metal batteries. Planned principal operations have not yet commenced. As of December 31, 2024, the Company had not derived revenue from its principal business activities.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") and pursuant to the regulations of the U.S. Securities and Exchange Commission (the "SEC"). Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

The Company's policy is to consolidate all entities that it controls by ownership of a majority of the outstanding voting stock. In addition, the Company consolidates entities that meet the definition of a variable interest entity ("VIE") for which the Company is the related party most closely associated with and is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. For consolidated entities that are less than wholly owned, the third party's holding of an equity interest is presented as redeemable non-controlling interests in the Company's Consolidated Balance Sheets and Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders' Equity. The portion of net earnings (loss) attributable to the redeemable non-controlling interests is presented as net income (loss) attributable to non-controlling interests in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Since 2012, the Company has had a relationship with the Volkswagen Group, including its affiliates Volkswagen Group of America, Inc. ("VWGoA") and Volkswagen Group of America Investments, LLC ("VGA"), collectively referred to as "Volkswagen."

Legacy QuantumScape was a single-legal entity prior to becoming a partner with Volkswagen in QSV Operations LLC ("QSV"). As noted in the section titled "Joint Venture and Redeemable Non-Controlling Interest" below, Legacy QuantumScape determined QSV was a VIE for which it was required to consolidate the operations upon its formation in 2018 and the Company continued to consolidate the operations of QSV in its financial statements following the closing of the Business Combination until QSV was dissolved in September 2024 (See Note 10 Joint Venture and Redeemable Non-Controlling Interest). The dissolution and deconsolidation of QSV had an immaterial impact on the Company's consolidated financial statements. Following the dissolution of QSV, the Company no longer has any interest in any VIEs.

All intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements as well as reported amounts of expenses during the reporting periods. Estimates made by the Company include, but are not limited to, those related to the valuation of awards under the Extraordinary Performance Award Program (the "EPA Program") and the determination of business milestone achievement dates related to stock awards with performance conditions, among others. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Joint Venture and Redeemable Non-Controlling Interest

QSV was incorporated as a limited liability company in 2018. VWGoA, VGA and Legacy QuantumScape executed a Joint Venture Agreement (as amended, the "JVA"), effective September 2018, with the goal of jointly establishing a manufacturing facility to produce the pilot line of the Company's product through QSV. In connection with this agreement, the parties also entered into two operating agreements: (i) the Limited Liability Company Agreement of QSV to govern the respective rights and obligations as members of QSV and (ii) the Common IP License Agreement for the Company to license certain intellectual property pertaining to automotive battery cells as defined in the JVA to VWGoA, VGA and QSV.

Volkswagen is a related party stockholder (approximately 24.0% voting interest holder of the Company as of December 31, 2024 and December 31, 2023, respectively). Upon the effectiveness of the JVA, each party contributed $1.7 million in cash to capitalize QSV in exchange for 50% equity interests.

The joint venture was considered a VIE with a related party and therefore the related party whose business was more closely related to the planned operations of the joint venture was required to consolidate the operations.

The Company determined its operations were most closely aligned with the operations of the joint venture and therefore consolidated the results of QSV's operations in its Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Income (Loss), and Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders' Equity.

On July 5, 2024, the Company, QS, VWGoA, VGA, and QSV (the "JV Entity"), entered into a Joint Venture Termination and Release Agreement (the "JV Termination Agreement") to, among other things, terminate the JVA, dissolve the JV Entity, and remove earmark restrictions on $134.0 million of funds previously reserved by the Company for future contribution to the JV Entity that automatically terminated pursuant to the terms of the JVA. QSV was subsequently dissolved in September 2024. As part of the dissolution of QSV, $1.8 million of redeemable non-controlling interest was distributed in cash to VGA. QSV had minimal operations through its date of dissolution.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and marketable securities. As of December 31, 2024 and 2023, approximately $78.7 million and $115.8 million of our total cash and cash equivalents and marketable securities, are held in U.S. money market funds, and $695.5 million and $723.9 million are invested in U.S. government and agency securities, respectively. The Company seeks to mitigate its credit risk with respect to cash and cash equivalents and marketable securities by making deposits with what we believe to be large, reputable financial institutions and investing in high credit rated shorter-term instruments.

Cash and Cash Equivalents and Restricted Cash

Management considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted cash is maintained under an agreement that legally restricts the use of such funds and is reported within other assets as the date of availability or disbursement for all restricted cash is more than one year from December 31, 2024.

Restricted cash is comprised of $18.0 million as of both December 31, 2024 and December 31, 2023, all of which is pledged as a form of security for the Company's lease agreements for its facilities. The restricted cash is maintained in certificates of deposits as of December 31, 2024.

Marketable Securities

The Company's investment policy is consistent with the definition of available-for-sale securities. The Company does not buy and hold securities principally for the purpose of selling them in the near future. The Company's policy is focused on the preservation of capital, liquidity, and return. From time to time, the Company may sell certain securities, but the objectives are generally not to generate profits on short-term differences in price.

These securities are carried at estimated fair value with unrealized gains and losses included in other comprehensive gain/loss in stockholders' equity until realized. Gains and losses on marketable security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities measured on a recurring and nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The accounting guidance established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, used to determine the fair value of its financial instruments. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

- Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Property and Equipment

Property and equipment are recorded at historical cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Improvements that increase functionality of the fixed asset are capitalized and depreciated over the asset's remaining useful life. Deposits for purchases of property and equipment are included in construction-in-progress. Construction-in-progress is not depreciated until the asset is placed in service. Fully depreciated assets are retained in property and equipment, net, until removed from service.

The Company reviews the estimated useful lives of its fixed assets on an ongoing basis. The estimated useful lives of assets are generally as follows:

Computer equipment, hardware, and software	3 - 5 years
Furniture and fixtures	7 - 10 years
Machinery and equipment	3 - 10 years
Leasehold improvements	Shorter of the lease term (including estimated renewals) or the estimated useful lives of the improvements

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when indicators of impairment exist. The carrying value of a long-lived asset is considered impaired when the estimated separately identifiable, undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The long-lived assets outside of U.S. are not material as of December 31, 2024. During the year ended December 31, 2024 and the year ended December 31, 2023, the Company wrote off approximately $13.3 million and $21.5 million of property and equipment for assets with no remaining future benefit, respectively. During the year ended December 31, 2022, the Company wrote off approximately $13.7 million of equipment and incurred cancellation charges of approximately $2.8 million. These charges are recorded in Research and Development expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Leases

The Company classifies arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Consolidated Balance Sheets as both a right-of-use ("ROU") asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate which is the rate incurred to borrow on a collateralized basis over a similar term. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is reduced over the lease term. For operating leases, interest on the lease liability and the non-cash lease expense result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the ROU asset results in front-loaded expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets, and elects to exclude short-term leases having terms of twelve months or less.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer.

The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis. The operating segment has not derived revenue from its business activities as of December 31, 2024. The CODM uses net loss for purposes of making operating decisions, allocating resources, and evaluating financial performance. Significant expenses include non-cash stock-based compensation, depreciation and amortization, and write-off of property and equipment, which are reflected in the Consolidated Statement of Cash Flows for the years ended December 31, 2024, 2023, and 2022. Significant expenses also include personnel costs of $153.1 million, $135.3 million, and $131.2 million, respectively, for the years ended December 31, 2024, 2023, and 2022; and professional services and legal contingency of $58.6 million, $27.2 million and $27.0 million, respectively, for the years ended December 31, 2024, 2023, and 2022. Other expenses include materials, facilities, other research, development, and administrative expenses, which are recorded within operating expenses. Other segment items included in consolidated net loss are interest income, interest expense, and other income (loss), which are reflected in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022.

The long-lived assets outside of U.S. are not material as of December 31, 2024. The measure of segment assets is reported on the balance sheet as total consolidated assets. Refer to the Consolidated Balance Sheets as of December 31, 2024 and 2023 for total consolidated assets.

Research and Development Cost

Costs related to research and development are expensed as incurred.

General and Administrative Expenses

General and administrative expenses represent costs incurred by the Company in managing the business, including salary, benefits, incentive compensation, marketing, insurance, professional fees and other operating costs associated with the Company's non-research and development activities.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards made to employees, directors, and non-employees, including stock options, restricted stock units and restricted shares, based on estimated fair values recognized over the requisite service period. The Company accounts for forfeitures when they occur.

The fair values of options granted with only service conditions are estimated on the grant date using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company's common stock, and an assumed risk-free interest rate. The Company recognizes compensation expense for all options with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

The fair values of options granted with performance (e.g., business milestone) and market conditions (e.g., stock price target) are estimated at the grant date using a Monte Carlo simulation model. The model determined the grant date fair value of each vesting tranche and the future date when the market condition for such tranche is expected to be achieved. The Monte Carlo valuation requires the Company to make assumptions and judgements about the variables used in the calculation including the expected term, volatility of the Company's common stock, an assumed risk-free interest rate, and cost of equity.

For performance-based options with a vesting schedule based on the attainment of both performance and market conditions, along with service conditions, each quarter the Company assesses whether it is probable that it will achieve each performance condition that has not previously been achieved or deemed probable of achievement and if so, the future time when the Company expects to achieve that business milestone, or its "expected business milestone achievement time." When the Company first determines that a business milestone has become probable of being achieved, the Company allocates the entire expense for the related tranche over the number of quarters between the grant date and the then-applicable "expected vesting date," which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the later of (i) the expected time when the performance condition will be achieved (if the related performance condition has not yet been achieved) and (ii) the expected time when the market condition will be achieved (if the related market condition has not yet been achieved). The Company immediately recognizes a cumulative catch-up expense for all accumulated expense for the quarters from the grant date through the quarter in which the performance condition was first deemed probable of being achieved. Each quarter thereafter, the Company recognizes the then-remaining expense for the tranche through the end of the requisite service period except that upon vesting of a tranche, all remaining expense for that tranche is immediately recognized.

The fair values of restricted stock units granted with service conditions only are based on the closing price of the Company's Class A Common Stock on the date of grant. The Company recognizes compensation expense for restricted stock units with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the award vesting term of four years.

The fair values of restricted stock units granted with service and performance conditions are based on the closing price of the Company's Class A Common Stock on the grant date. The vesting schedule of such awards is based entirely on the attainment of both service and performance conditions. Each quarter the Company assesses whether it is probable that it will achieve each performance condition and if so, the future time when the Company expects to achieve that performance condition, the "expected vesting date". When the Company first determines that a performance condition has become probable of being achieved, the Company allocates the entire expense for the related tranche over the number of quarters between the grant date and expected vesting date, which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the expected time when the performance condition will be achieved with the service condition also being met.

The Company's 2020 Employee Stock Purchase Plan (the "ESPP") is compensatory in accordance with ASC 718-50-25. The Company measures and recognizes compensation expense for shares to be issued under the ESPP based on estimated grant date fair value recognized on a straight-line basis over the offering period.

The ESPP provides eligible employees with the opportunity to purchase shares of the Company's Class A Common Stock at a discount through payroll deductions. There were 1,180,215 shares purchased under the ESPP during the year ended December 31, 2024. As of December 31, 2024, 9.3 million shares of Class A Common Stock were reserved for future issuance under the ESPP.

The Company established the corporate bonus plan from 2023 to settle in the form of restricted stock units to eligible employees upon the achievement of certain service and performance conditions ("the Bonus Plan"). The awards under the Bonus Plan are classified as a liability prior to the settlement of vested restricted stock units, upon which the liability is reclassified into equity. The Company recognizes compensation expense for the annual Bonus Plan to be settled in restricted stock units on a straight-line basis over the requisite service period of approximately a year. The Bonus Plan awards are measured at the grant date fair value, i.e., the closing price of the Company's Class A Common Stock on the grant date, which is the settlement date.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards, measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Net Loss per Share of Common Stock

Basic net income (loss) per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings (loss) per share adjusts basic earnings per share for the potentially dilutive impact of stock awards. For awards that are liability-classified, during periods when the impact is dilutive, the Company assumes share settlement of the instruments as of the period end date and adjusts the denominator to include the dilutive shares calculated using the treasury stock method.

Note 3. Recent Accounting Pronouncements

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842): Common Control Agreements, which clarifies the accounting for leasehold improvements associated with common control leases. The ASU is effective for all entities in fiscal years beginning after December 15, 2023. The Company adopted the guidance in 2024. The adoption of such guidance had no impact on the Company's consolidated financial statements as of December 31, 2024.

In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, which addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. The ASU is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Additionally, a joint venture that was formed before January 1, 2025 may elect to apply the amendments retrospectively. Early adoption is permitted, either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for all entities in fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and public entities should apply the amendments retrospectively to all prior periods presented in the financial statements. The Company adopted the guidance in 2024. The adoption of such guidance had no material impact on the Company's consolidated financial statements as of December 31, 2024. For further information, refer to the Segments section in Note 2 "Summary of Significant Accounting Policies."

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU is effective for all public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which provides illustrative guidance to help entities determine whether profits interest and similar awards should be accounted for as share-based payment arrangements within the scope of FASB ASC 718, Compensation-Stock Compensation. The ASU is effective for all public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses in the notes to financial statements at interim and annual reporting periods. The ASU is effective for all public business entities for annual periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

Note 4. Fair Value Measurement

The Company's financial assets subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (amounts in thousands):

	Fair Value Measured as of December 31, 2024		
	Level 1	Level 2	Total
Assets included in:			
Money market funds[1]	$ 78,736	$ —	$ 78,736
Commercial paper[2]	—	61,926	61,926
U.S. government and agency securities[2]	—	695,504	695,504
Corporate notes and bonds[2]	—	54,615	54,615
Total fair value	$ 78,736	$ 812,045	$ 890,781

	Fair Value Measured as of December 31, 2023		
	Level 1	Level 2	Total
Assets included in:			
Money market funds[1]	$ 115,848	$ —	$ 115,848
Commercial paper[2]	—	80,913	80,913
U.S. government and agency securities[2]	—	723,888	723,888
Corporate notes and bonds[2]	—	147,923	147,923
Total fair value	$ 115,848	$ 952,724	$ 1,068,572

(1) Money market funds are included in cash and cash equivalents on the Consolidated Balance Sheets.
(2) Marketable securities consist of commercial paper, U.S. government and agency securities, corporate notes and bonds. As of December 31, 2024 and 2023, marketable securities with original maturities of three months or less of $42.1 million and $24.4 million, respectively, are included in cash and cash equivalents on the Consolidated Balance Sheets.

Level 1 assets: Money market funds are classified as Level 1 within the fair value hierarchy, as fair value is based on unadjusted quoted prices in active markets for identical assets.

Level 2 assets: Investments in commercial paper, U.S. government and agency securities, and corporate notes and bonds are classified as Level 2 as they were valued based upon quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets.

The Company had no financial liabilities subject to fair value measurements on a recurring basis as of December 31, 2024 and December 31, 2023.

There have been no changes to the valuation methods utilized during the year ended December 31, 2024. As of December 31, 2024 and 2023, the carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their respective fair values due to their short-term nature.

Marketable Securities

The following table summarizes, by major security type, the Company's assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. Amortized cost net of unrealized gain (loss) is equal to fair value as of December 31, 2024 and 2023. The fair value as of December 31, 2024 and 2023 are as follows (amounts in thousands):

| | December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1 securities				
Money market funds	$ 78,736	$ —	$ —	$ 78,736
Level 2 securities				
Commercial paper	61,926	—	—	61,926
U.S. government and agency securities	695,082	436	(14)	695,504
Corporate notes and bonds	54,609	28	(22)	54,615
Total	$ 890,353	$ 464	$ (36)	$ 890,781

| | December 31, 2023 | | | |
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1 securities				
Money market funds	$ 115,848	$ —	$ —	$ 115,848
Level 2 securities				
Commercial paper	80,913	—	—	80,913
U.S. government and agency securities	725,301	334	(1,747)	723,888
Corporate notes and bonds	149,387	40	(1,504)	147,923
Total	$ 1,071,449	$ 374	$ (3,251)	$ 1,068,572

Realized gains and losses and interest income from the investment are included in interest income.

The Company regularly reviews its available-for-sale marketable securities in an unrealized loss position and evaluates the current expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. The following tables display additional information regarding gross unrealized losses and fair value by major security type for the 17 and 51 marketable securities in unrealized loss positions as of December 31, 2024 and 2023, respectively (amounts in thousands):

| | December 31, 2024 | | | | | |
| | Less than 12 Consecutive Months | | 12 Consecutive Months or Longer | | Total | |
	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value
U.S. government and agency securities	$ (14)	$ 96,988	$ —	$ —	$ (14)	$ 96,988
Corporate notes and bonds	(19)	33,111	(3)	1,063	(22)	34,174
Total	$ (33)	$ 130,099	$ (3)	$ 1,063	$ (36)	$ 131,162

| | December 31, 2023 | | | | | |
| | Less than 12 Consecutive Months | | 12 Consecutive Months or Longer | | Total | |
	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value
U.S. government and agency securities	$ (10)	$ 31,741	$ (1,737)	$ 87,257	$ (1,747)	$ 118,998
Corporate notes and bonds	(5)	13,338	(1,499)	125,524	(1,504)	138,862
Total	$ (15)	$ 45,079	$ (3,236)	$ 212,781	$ (3,251)	$ 257,860

The unrealized losses were attributable to changes in interest rates that impacted the value of the investments, and not increased credit risk. During the years ended December 31, 2024, 2023, and 2022, the Company received proceeds of $1.2 million, $1.5 million, and $15.2 million, including interest, from the sale of available-for-sale marketable securities, respectively. The Company realized immaterial gains and losses as a result of such sales. The Company does not intend to sell the investments that are in an unrealized loss position, nor is it more likely than not that the Company will be required to sell the investments before the recovery of the amortized cost basis, which may be its maturity. Accordingly, the Company did not record an allowance for credit losses associated with these investments.

The estimated amortized cost and fair value of available-for-sale securities by contractual maturity as of December 31, 2024 are as follows (amounts in thousands):

| | December 31, 2024 | | | |
	Amortized Cost		Fair Value	
Due within one year	$	890,353	$	890,781
Due after one year and through five years		—		—
Total	$	890,353	$	890,781

Note 5. Balance Sheet Components

Property and Equipment

Property and equipment as of December 31, 2024 and 2023 consisted of the following (amounts in thousands):

| | December 31, | | | |
	2024		2023	
Computer equipment, hardware, and software	$	7,831	$	7,191
Furniture and fixtures		107,886		77,813
Leasehold improvements		115,879		99,524
Machinery and equipment		161,460		146,730
Construction-in-progress		61,935		89,664
Property and equipment, gross		454,991		420,922
Accumulated depreciation and amortization		(154,999)		(107,758)
Property and equipment, net	$	299,992	$	313,164

Depreciation and amortization expense related to property and equipment was $57.0 million, $41.4 million and $27.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Accrued Liabilities

Accrued liabilities as of December 31, 2024 and 2023 consisted of the following (amounts in thousands):

| | December 31, | | | |
	2024		2023	
Litigation-related accrual	$	11,950	$	4,000
Other		5,497		6,180
Accrued liabilities	$	17,447	$	10,180

Other Liabilities

Other liabilities as of December 31, 2024 and 2023 consisted of the following (amounts in thousands):

	December 31,	
	2024	2023
Long-term advance payments	$ 2,515	$ 2,515
Asset retirement obligation	12,371	9,471
Other liabilities	$ 14,886	$ 11,986

Note 6. Leases

The Company leases its facilities and certain equipment, with current lease terms running through 2032. The Company did not include renewal options in the calculation of the lease liability and right-of use asset at the lease inception unless the exercise of such options was reasonably certain. Fixed rent generally escalates each year, and the Company is responsible for a portion of the landlords' operating expenses such as property tax, insurance and common area maintenance.

The Company's leases include various operating leases expiring at various dates through September 2032 and a finance lease expiring September 2032 for one of our buildings in San Jose. Many leases include one or more options to renew. The Company does not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably certain.

The Company's leases do not have any contingent rent payments and do not contain residual value guarantees.

The components of lease related expense are as follows (amounts in thousands):

	Year Ended December 31,		
Lease costs	2024	2023	2022
Finance lease costs:			
Amortization of right-of-use assets	$ 2,873	$ 2,873	$ 2,873
Interest on lease liabilities	2,224	2,377	2,399
Operating lease costs	8,994	9,047	9,082
Variable lease costs	3,256	3,775	2,330
Total lease expense	$ 17,347	$ 18,072	$ 16,684

The components of supplemental cash and non-cash information related to leases are as follows (amounts in thousands):

	Year Ended December 31,		
	2024	2023	2022
Operating outgoing cash flows - finance lease	$ 2,224	$ 1,778	$ 1,610
Financing outgoing cash flows - finance lease	2,907	1,973	809
Operating outgoing cash flows - operating lease	8,832	7,428	4,673
Right-of-use assets obtained in exchange for new operating lease liabilities	868	—	28,845

The table below displays additional information for leases as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
Finance lease		
Weighted-average remaining lease term - finance lease (in years)	7.8	8.8
Weighted-average discount rate - finance lease	6.06%	6.06%
Operating lease		
Weighted-average remaining lease term - operating lease (in years)	7.7	8.6
Weighted-average discount rate - operating lease	6.34%	6.36%

As of December 31, 2024, future minimum payments during the next five years and thereafter are as follows (amounts in thousands):

Fiscal Year	Operating Lease		Finance Lease	
2025	$	9,072	$	5,272
2026		9,329		5,417
2027		9,557		5,566
2028		9,555		5,719
2029		9,686		5,876
Thereafter		27,279		16,470
Total		74,478		44,320
Less present value discount		(16,039)		(9,222)
Lease liabilities	$	58,439	$	35,098

As the Company's lease agreements do not provide an implicit rate, the Company used an estimated incremental borrowing rate that will be incurred to borrow on a collateralized basis over a similar term at the lease commencement date or modification date in determining the present value of lease payments.

Asset Retirement Obligations

The Company establishes assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition upon the termination or expiration of a lease. The recognition of an asset retirement obligation requires the Company to make assumptions and judgments including the actions required to satisfy the liability, inflation rates and the credit-adjusted risk-free rate. The initially recognized asset retirement cost is amortized using the same method and useful life as the long-lived asset to which it relates. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The Company recorded asset retirement obligation of approximately $12.4 million and $9.5 million as of December 31, 2024 and December 31, 2023, respectively, in Accrued liabilities in the Consolidated Balance Sheets.

Note 7. Commitments and Contingencies

From time to time, and in the ordinary course of business, the Company is subject to certain claims, charges and litigation concerning matters arising in connection with the conduct of the Company's business activities.

Securities Class Action Litigation

Beginning in January 2021, class action lawsuits were filed in the United States District Court for the Northern District of California by purported purchasers of Company securities (together, the "Securities Class Action Litigation"). The lead plaintiff filed a consolidated complaint on June 21, 2021, which alleged a purported class that includes all persons who purchased or acquired our securities between November 27, 2020 and April 14, 2021. The consolidated complaint named the Company, its then-Chief Executive Officer, its Chief Financial Officer, and its Chief Technology Officer as defendants. The consolidated complaint alleges that the defendants purportedly made false and/or misleading statements and failed to disclose material adverse facts about the Company's business, operations, and prospects, including information regarding the Company's battery technology. In April 2024, the parties reached an agreement in principle to settle these consolidated actions. We recorded for the year ended December 31, 2024 a net charge of $24.5 million for the settlement of these actions. This net charge represents the gross settlement amount of $47.5 million and $0.4 million of related legal fees, offset by $23.4 million for amounts recovered under our applicable insurance policies. The court granted final approval of the settlement in January 2025 and final judgment was accordingly entered in the action. As of December 31, 2024, there is no outstanding liability related to this matter.

Shareholder Derivative Litigation

Two shareholder derivative suits were filed in February 2021 in the United States District Court for the Northern District of California against 11 officers and directors of the Company and have been consolidated into one action, with the first-filed complaint being designated the operative one. The Company is the nominal defendant. The complaint alleges that the individual defendants breached various duties to the Company and contains additional similar allegations based on the same general allegations in the class action described immediately above. VGA is also named as a defendant in the derivative litigation. The action is currently stayed. A shareholder derivative suit was filed in October 2024 in the United States District Court for the Northern District of California against current and former officers and directors of the Company and VGA alleging breaches of duties to the Company. The Company is the nominal defendant. The action was deemed related to the consolidated action and is currently stayed.

Since June 2022, four shareholder derivative suits have been filed in the Court of Chancery of the State of Delaware against current and former directors and officers of the Company. The Company is the nominal defendant. The complaints allege that the individual defendants breached various duties to the Company. VGA is also named as a defendant in three of those actions. In September 2022, the four actions were consolidated and stayed. A consolidated amended complaint was filed on July 30, 2024.

A shareholder derivative action was filed in the United States District Court for the District of Delaware on February 22, 2024, against current and former directors and officers of the Company. The Company is the nominal defendant. The complaint alleges that the individual defendants breached various duties to the Company and includes a claim for contribution related to the class action. The complaint also alleges that plaintiff previously sent a litigation demand to the Board and alleges that the demand has effectively been rejected. The action is currently stayed.

Two additional shareholder derivative actions were filed in the Court of Chancery of the State of Delaware, on May 30, 2024 and October 14, 2024, against current and former directors and officers of the Company. The Company is the nominal defendant. The complaints allege that the individual defendants breached various duties to the Company. The complaints also allege that the plaintiffs previously sent a litigation demand to the Board and allege that the demands had effectively been rejected. The action filed in May 2024 is currently stayed.

Delaware Class Action

A shareholder derivative suit was filed in the Court of Chancery of the State of Delaware on August 16, 2022, against former and current directors and officers of the Company and of Kensington. Defendants moved to dismiss the complaint. Plaintiff filed an amended complaint on March 3, 2023, this time seeking relief on behalf of a putative class of holders of Kensington Class A Common Stock who held such stock prior to the November 23, 2020 redemption deadline and were allegedly entitled to redeem their shares but did not. The amended class action complaint alleges that the defendants breached various duties to Kensington stockholders or aided and abetted such breaches. Defendants moved to dismiss the amended complaint on May 8, 2023, and a hearing was held on February 21, 2024. The Kensington Defendants' motion to dismiss was denied. The Legacy QuantumScape Defendants' motion to dismiss was denied as to two defendants and granted as to the others. In October 2024, the parties reached an agreement in principle to settle the action. The settlement is subject to final documentation, notice to class members, and approval by the court.

Private Attorneys General Actions

The Company is a defendant in two Private Attorneys General Act ("PAGA") wage-and-hour actions filed in Santa Clara County Superior Court by former employees, along with a related class action in arbitration. The complaints allege violations of California's Labor Code. The actions are presently stayed. The Company denies the allegations.

For many legal matters, particularly those in early stages, the Company cannot reasonably estimate the possible loss (or range of loss), if any. The Company records an accrual for legal matters at the time or times it determines that a loss is both probable and reasonably estimable. As of December 31, 2024, the amount accrued for each matter was individually not material, and the aggregate amount accrued was approximately $12 million. The amounts accrued as of December 31, 2023 for legal matters were not material. Regarding matters for which no accrual has been made (including the potential for losses in excess of amounts accrued), the Company currently believes, based on its own investigations, that any losses (or ranges of losses) that are reasonably possible and estimable will not, in the aggregate, have a material adverse effect on its financial position, results of operations, or cash flows. However, the ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Should the ultimate outcome of any legal matter be unfavorable, the Company's business, financial condition, results of operations, or cash flows could be materially and adversely affected. The Company may also incur substantial legal fees, which are expensed as incurred, in defending against legal claims.

Other commitments

The Company's minimum purchase commitments consist of non-cancellable agreements to purchase goods and services, primarily for materials, and licenses and hosting services, entered into in the ordinary course of business.

As of December 31, 2024, future minimum purchase commitments in aggregate during the next five years and thereafter are as follows (amounts in thousands):

Fiscal Year	Minimum Purchase Commitments
2025	$ 4,309
2026	2,142
2027	1,418
Thereafter	—
Total	$ 7,869

Note 8. Stockholders' Equity

As of December 31, 2024 and 2023, 1,350,000,000 shares, $0.0001 par value per share are authorized, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock.

Common Stock

Holders of common stock are entitled to dividends when, as, and if, declared by the Company's Board of Directors (the "Board"), subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of December 31, 2024, the Company had not declared any dividends. The holder of each share of Class A Common Stock is entitled to one vote, and the holder of each share of Class B Common Stock is entitled to ten votes.

In March 2021, the Company completed an underwritten public offering of shares of its Class A Common Stock and issued 11,960,000 shares for an aggregate purchase price of $462.9 million, net of issuance costs of $15.5 million (the "March 2021 Public Offering").

On February 28, 2023, the Company entered into separate Distribution Agreements with J.P. Morgan Securities LLC, Cowen and Company, LLC, Deutsche Bank Securities Inc. and UBS Securities LLC, as sales agents, pursuant to which the Company is able to, from time to time, issue and sell common stock with an aggregate offering price of up to $400 million (the "At-the-Market Offering", or the ATM offering under the prospectus supplement to the Form S-3 filed on February 28, 2023 (File No. 333-266419). During the year ended December 31, 2024, 24.9 million shares of the Company's Class A Common Stock were sold pursuant to the ATM offering for aggregate proceeds of approximately $128.5 million, net of issuance costs paid.

In August 2023, the Company completed an underwritten public offering of 37.5 million shares of its Class A Common Stock for an aggregate purchase price of $288.2 million, net of issuance costs of $11.8 million (the "August 2023 Public Offering").

Equity Incentive Plans

Prior to the Business Combination, the Company maintained its 2010 Equity Incentive Plan (the "2010 Plan"), under which the Company granted options and restricted stock units to purchase or directly issue shares of common stock to employees, directors, and non-employees.

Upon the closing of the Business Combination, awards under the 2010 Plan were converted at an exchange ratio of 4.02175014920, and assumed into the 2020 Equity Incentive Award Plan (the "2020 Plan", and together with the 2010 Plan, the "Plans"). The 2020 Plan permits the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares, restricted stock units and performance awards to employees, directors, and non-employees.

As of December 31, 2024, 109,465,480 shares of Class A Common Stock are authorized for issuance pursuant to awards under the 2020 Plan, plus any shares of Class A Common Stock subject to stock options, restricted stock units or other awards that were assumed in the Business Combination and terminate as a result of being unexercised or are forfeited or repurchased by the Company, with the maximum number of shares to be added to the 2020 Plan equal to 69,846,580 shares of Class A Common Stock. As of December 31, 2024, 49,420,281 shares of Class A Common Stock are reserved and available for future issuance under the 2020 Plan.

Options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If the option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of the common stock on the grant date. Options granted generally vest over a period of four years and have ten-year contractual terms.

Stock Options

Stock option activity under the Plans, including the EPA Program discussed below, is as follows:

	Number of Shares Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic value (in thousands)
Balance as of December 31, 2023 [1]	42,141	$ 9.60	5.48	
Cancelled and forfeited [2]	(9,241)	23.04		
Expired	(42)	6.23		
Exercised	(8,815)	1.65		
Balance as of December 31, 2024	24,043	$ 7.36	4.21	$ 55,244
Vested and expected to vest as of December 31, 2024[3]	20,516	$ 4.66	3.74	$ 55,244
Vested and exercisable as of December 31, 2024	17,953	$ 2.24	3.30	$ 55,244

(1) This includes 15.1 million options granted and outstanding as of December 31, 2023 pursuant to the EPA Program.
(2) This includes 9.2 million options forfeited under the EPA Program.
(3) This includes 2.4 million options granted pursuant to the EPA Program that are expected to vest as of December 31, 2024. None of the options granted pursuant to the EPA Program were vested and exercisable as of December 31, 2024.

There were no options granted during the year ended December 31, 2024 or December 31, 2023. Options with a weighted average fair value of $4.93 per share were granted during the year ended December 31, 2022.

The aggregate intrinsic value of options exercised during the years ended December 31, 2024, December 31, 2023 and December 31, 2022 was $39.9 million and $49.8 million and $42.0 million, respectively.

Additional information regarding options outstanding as of December 31, 2024, is as follows:

Range of Exercise Price per Share	Number of Options Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$1.05 - $1.35	10,248	$ 1.32	2.14
$2.38	5,541	$ 2.38	4.51
$6.23	2,375	$ 6.23	5.67
$23.04	5,879	$ 23.04	6.96
	24,043	$ 7.36	4.21

Stock-based compensation expense is based on the grant-date fair value. The Company recognizes compensation expense for awards with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

Excluding options granted pursuant to the EPA Program, as of December 31, 2024, the Company had unrecognized stock-based compensation of $0.6 million related to unvested stock options that are expected to be recognized over an estimated weighted average period of 0.7 years.

There were no options granted in the year ended December 31, 2024 or December 31, 2023. The following weighted average assumptions were used as inputs to the Monte Carlo simulation in determining the estimated grant-date fair value of the Company's stock options for the year ended December 31, 2022:

	Year Ended December 31, 2022
Volatility	98.69%
Risk-free interest rate	3.52%
Expected dividend	—
Cost of equity	14.62%
Weighted average fair value at grant date	$ 4.93

All options granted during the year ended December 31, 2022 were granted pursuant to the EPA Program and were valued using a Monte Carlo simulation. The Monte Carlo simulation used in the valuation of the options required the Company to make assumptions and judgements about the variables used in the calculation including the expected term, volatility of the Company's common stock and cost of equity. The Company estimated expected term based on the midpoint between the time of vesting and the remaining time to expiration of the option. Volatility is based on a blend of (i) the Company's historical volatility from daily closing stock prices given increased trading history and (ii) the Company's implied volatility from exchange traded options. Cost of equity is calculated using (i) risk-free rate, (ii) average peer group market beta and (iii) the market-risk premium.

EPA Program

In December 2021, the Company granted stock options for the purchase of an aggregate of approximately 14.7 million shares of the Company's Class A Common Stock to the Company's Chief Executive Officer at the time and other members of the Company's management team pursuant to the EPA Program that was approved by the Company's stockholders in December 2021. In December 2022, the remaining 2.1 million stock options under the EPA Program were granted to members of the Company's management team under the same terms as those in the initial grant in 2021, representing the final grant pursuant to the EPA Program approved in December 2021. The EPA Program consists of five equal tranches (each a "Tranche") that vest if the Company meets certain business milestones (performance conditions) and stock price targets (market conditions).

Business Milestones

The compensation committee of the Board selected the following eleven business milestones for the EPA Program, of which one new business milestone must be achieved for each Tranche.

- Delivery of an A-sample battery cell that meets specifications agreed upon with an automaker

- The validation by an auto maker of a completed B-sample battery cell (a B-sample battery cell is a functional, complete battery cell prototype produced from our pilot line)

- Delivery of at least 1-gigawatt hour (GWh) of battery cells to a single customer

- Delivery of at least 3-gigawatt hour (GWh) of battery cells to each of three or more customers, with at least one of such customers being an auto maker

- $5 billion in GAAP revenue over a period of trailing four quarters

- $10 billion in GAAP revenue over a period of trailing four quarters

- Total cumulative battery cell production of 500 GWh

- Total cumulative battery cell production of 1,000 GWh

- Adjusted EBITDA margin of at least 25% over four consecutive quarters

- 10% of worldwide market share in automotive battery cells (excluding China)

- 20% of worldwide market share in automotive battery cells (excluding China)

Once a business milestone has been achieved, that business milestone will be considered achieved, even if later the Company does not maintain performance at that level.

Stock Price Targets

The stock price targets of the five Tranches of the EPA Program are $60, $120, $180, $240 and $300.

To meet the stock price targets, the stock price must be sustained and not merely momentarily achieved. Except in the case of a change in control, the Company's stock price for the purposes of assessing the stock price target will be the 120-day trailing average closing price (based on trading days), but a stock price target will not be achieved unless the trailing average closing price of the last 30 trading days of such 120-trading day period also meets or exceeds the applicable stock price target. For a stock price target for any given Tranche to be achieved, the last day of the 120-day measurement period must occur on or after the date that the requisite number of business milestones have been achieved for such Tranche.

Vesting Tranches

Each of the five Tranches vests only if the Company first achieves a new business milestone from the eleven identified business milestones, and then achieves the next applicable stock price target within 10 years of the initial grants. Additionally, in order to vest in any Tranche, the participant generally must continue to provide service through the date of vesting in the same position, or a similar or higher role, as when the EPA Program awards are granted.

Tranche	Business Milestone Requirement	Stock Price Target
1	Achievement of 1 business milestone	$60
2	Achievement of 2 business milestones (inclusive of the business milestone applicable to Tranche 1)	$120
3	Achievement of 3 business milestones (inclusive of the business milestone applicable to Tranche 2)	$180
4	Achievement of 4 business milestones (inclusive of the business milestone applicable to Tranche 3)	$240
5	Achievement of 5 business milestones (inclusive of the business milestone applicable to Tranche 4)	$300

Change in Control

In the event of a change in control of the Company, a portion of the EPA Program awards may also be eligible to vest; in such event, the business milestone requirement will not be applicable and the Company's stock price for the purposes of the stock price targets will be the price per share paid in such change in control. In the event that the Company's stock price by this measure falls between two stock price targets, linear interpolation between the two applicable stock price targets will be used to determine an additional portion of the EPA Program awards that will vest. Any portion of an EPA Program award that is not vested upon and after giving effect to a change in control will terminate.

The Company accounts for the compensation expense associated with each Tranche when it determines that achievement of a related business milestone is considered probable. As of December 31, 2024, the business milestone for one Tranche had been achieved; however, because the related stock price target has not yet been achieved, no shares have vested to date. As of December 31, 2024, one other Tranche was considered probable.

In February 2024, the 8.4 million stock options granted to Mr. Jagdeep Singh under the Company's EPA Program forfeited in accordance with the contractual terms upon the termination of his employment. For the year ended December 31, 2024, the Company recorded a credit in stock-based compensation expense of $13.4 million, primarily due to the reversal of the previously recognized expense of $17.6 million for the options where the requisite service period had not been completed at the time of forfeiture including options which Mr. Jagdeep Singh forfeited. For the years ended December 31, 2023 and December 31, 2022, the Company recorded stock-based compensation expense of $26.3 million and $49.4 million, respectively, related to the EPA Program. As of December 31, 2024, the Company had approximately $7.9 million of total unrecognized stock-based compensation expense for the business milestones currently achieved or considered probable of achievement, which will be recognized over an estimated weighted-average period of 2.1 years. As of December 31, 2024, the Company had approximately $55.0 million of total unrecognized stock-based compensation expense for the business milestones currently considered not probable of achievement.

Restricted Stock Units Activities

In 2023, the Company granted 4.4 million shares of restricted stock units with service and performance conditions ("PSU") to members of the Company's management team and certain other employees under the Company's 2020 Plan. The performance conditions for these PSUs are related to the Company's product development milestones through May 2026. These PSUs will expire in May 2026 if performance conditions are not met. In 2024, the Company granted 4.2 million shares of PSUs to members of the Company's management team and certain other employees. The performance conditions for these PSUs are related to the Company's product development milestones through May 2027. These PSUs will expire in May 2027 if performance conditions are not met. For the year ended December 31, 2024, the Company recorded stock-based compensation expense of $24.3 million, related to these PSUs, for the product development milestones currently achieved or considered probable of achievement. For the year ended December 31, 2023, the Company recorded stock-based compensation expense of $15.8 million, related to these PSUs, for the product development milestones considered probable of achievement.

The Company's 2023 Bonus Plan was settled in the form of restricted stock units to employees upon the achievement of certain service and performance conditions. These performance conditions are related to the Company's product development, operational, and business milestones for 2023. The stock-based compensation expense related to the 2023 Bonus Plan were recorded as liabilities under Accrued compensation and benefits prior to the settlement. During the year ended December 31, 2023, approximately 0.4 million restricted stock units were granted and vested under the 2023 Bonus Plan for the interim settlement, resulting in $2.9 million in additional paid in capital. Subsequent to 2023, a total of approximately 3.2 million restricted stock units were granted and vested under the 2023 Bonus Plan for the final settlement, resulting in approximately $20.4 million in additional paid in capital. For the year ended December 31, 2024, the Company recorded stock-based compensation expense of $2.6 million related to the 2023 Bonus Plan. For the year ended December 31, 2023, the Company recorded stock-based compensation expense of $20.7 million, related to the 2023 Bonus Plan.

A portion of the Company's 2024 Bonus Plan will be settled in the form of restricted stock units to eligible employees upon the achievement of certain service and performance conditions. For the year ended December 31, 2024, the Company recorded stock-based compensation expense of $19.7 million, related to the 2024 Bonus Plan for the performance conditions achieved as of December 31, 2024. During the year ended December 31, 2024, approximately 0.4 million restricted stock units were granted and vested under the 2024 Bonus Plan for the interim settlement, resulting in $2.8 million in additional paid in capital. The remaining stock-based compensation expense of $16.9 million related to the 2024 Bonus Plan are recorded as liabilities under Accrued compensation and benefits in the Consolidated Balance Sheets as of December 31, 2024, and will be reclassified to additional paid-in capital upon issuance of the restricted stock units.

Restricted stock units with service conditions only ("RSU") and PSU activities under the Plans are as follows:

	RSUs Outstanding		PSUs Outstanding	
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value	Number of Units (in thousands)	Weighted Average Grant Date Fair Value
Balance as of December 31, 2023	23,003	$ 9.99	4,319	$ 7.65
Granted	17,068	5.97	7,794	6.42
Vested	(9,919)	10.37	(4,656)	6.70
Forfeited	(3,277)	8.28	(882)	7.21
Balance as of December 31, 2024	26,875	$ 7.51	6,575	$ 6.92

The fair value of RSUs which vested during the years ended December 31, 2024, December 31, 2023 and December 31, 2022 was $58.3 million, $68.1 million and $65.5 million, respectively. The fair value of PSUs which vested during the year ended December 31, 2024 was $29.3 million in total, consisting of the final settlement under the 2023 Bonus Plan, the interim settlement under the 2024 Bonus Plan, and the PSUs granted to members of the Company's management team and certain other employees. The fair value of PSUs which vested during the year ended December 31, 2023 was $2.9 million, which was the interim settlement under the 2023 Bonus Plan. No PSUs were granted during the year ended December 31, 2022.

As of December 31, 2024, unrecognized compensation costs related to unvested RSUs and PSUs were $182.4 million and $13.5 million, respectively, and are expected to be recognized over a weighted average period of 2.5 years and 1.3 years, respectively.

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the accompanying Consolidated Statements of Operations and Comprehensive Loss for all awards is as follows (amounts in thousands):

	Year Ended December 31,		
	2024	2023	2022
Research and development	$ 97,947	$ 94,285	$ 62,892
General and administrative	46,706	72,012	64,218
Total stock-based compensation expense	$ 144,653	$ 166,297	$ 127,110

Note 9. Earnings (Loss) Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share adjusts basic earnings per share for the potentially dilutive impact of stock options. As the Company has reported a loss for the year ended December 31, 2024, potentially dilutive securities, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following table sets forth the computation of basic and diluted loss per Class A Common Stock and Class B Common Stock (amounts in thousands, except per share amounts):

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net loss attributable to common stockholders	$ (477,857)	$ (445,145)	$ (411,907)
Denominator:			
Weighted average Class A and Class B Common Stock outstanding - Basic and Diluted	508,102	462,239	432,973
Net loss per share attributable to Class A and Class B Common stockholders - Basic and Diluted	$ (0.94)	$ (0.96)	$ (0.95)

Basic and diluted earnings per share was the same for each period presented as the inclusion of all potential Class A Common Stock and Class B Common Stock outstanding would have been anti-dilutive.

The following table presents the potential common stock outstanding that was excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive (amounts in thousands):

	Year Ended December 31,		
	2024	2023	2022
Options	24,043	42,141	50,124
RSUs	26,875	23,003	16,563
PSUs	10,541	7,259	—
Total	61,459	72,403	66,687

Note 10. Joint Venture and Redeemable Non-Controlling Interest

As described in Note 2, Summary of Significant Accounting Policies, in September 2018, Legacy QuantumScape entered into a JVA, which was amended in 2020, with VWGoA and VGA and formed QSV. The Company determined that the entity was a VIE with a related party, and the Company's operations were more closely associated with QSV. On July 5, 2024, the Company, QS, VWGoA, VGA, and the JV Entity, entered into the JV Termination Agreement to, among other things, terminate the JVA and dissolve the JV Entity. QSV was subsequently dissolved in September 2024. The financial position and results of operations of QSV had been included in the Company's consolidated financial statements from the date of the initial investment up until the dissolution date. Cash and cash equivalents for QSV were approximately $3.7 million and $3.5 million, prior to dissolution and as of December 31, 2023, respectively. As part of the dissolution, the Company distributed approximately $1.8 million in cash to VGA.

The following table sets forth the change in redeemable non-controlling interest for years ended December 31, 2024, 2023 and 2022 (amounts in thousands):

	Redeemable Non-Controlling Interest
Balance as of December 31, 2021	$ 1,693
Net income attributable to redeemable non-controlling interest in QSV	11
Balance as of December 31, 2022	$ 1,704
Net income attributable to redeemable non-controlling interest in QSV	66
Balance as of December 31, 2023	$ 1,770
Net loss attributable to redeemable non-controlling interest in QSV	(85)
Dissolution of joint venture	(1,685)
Balance as of December 31, 2024	$ —

Pursuant to the JV Termination Agreement, the earmark restrictions on $134.0 million of funds previously reserved by the Company for future contribution to the JV Entity were removed.

Note 11. Income Taxes

The Company has no domestic provision for income taxes for the years ended December 31, 2024, December 31, 2023 and December 31, 2022. The Company has no domestic current tax expense from losses generated in the U.S. and no deferred expense from the valuation allowance. The Company established a foreign subsidiary in Japan during the year ended December 31, 2021. The foreign tax provision for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 is not material.

A reconciliation from U.S. statutory rate of 21% to the effective rate is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Federal Statutory rate	21.0%	21.0%	21.0%
State tax expense	7.0%	7.0%	7.0%
Stock-based compensation	(0.9%)	0.1%	1.7%
Research and development tax credit	1.8%	3.1%	2.7%
Permanent tax items	0.0%	(0.1%)	(0.1%)
Prior year deferred true-up	(0.1%)	0.0%	4.6%
Foreign income taxes at rates other than the US rate	0.1%	0.0%	0.0%
Sec. 162(m) wage limitation	(1.5%)	(7.3%)	(2.2%)
Change to valuation allowance	(27.4%)	(23.8%)	(34.7%)
Effective tax rate	0.0%	0.0%	0.0%

Significant components of the Company's net deferred tax assets as of December 31, 2024 and December 31, 2023, are as follows (amounts in thousands):

| | Year Ended December 31, | |
	2024	2023
Deferred tax assets:		
Net operating losses	$ 479,714	$ 400,678
Tax credits	84,574	72,409
Accruals and stock-based compensation	25,875	20,610
Lease liability	28,714	29,953
Section 174 capitalized research & development	117,456	82,303
Gross deferred tax assets	736,333	605,953
Valuation allowance	(674,155)	(544,408)
Total deferred tax assets	$ 62,178	$ 61,545
Deferred tax liabilities:		
Right of use assets	$ (20,273)	$ (22,382)
Intangibles	(1,011)	(915)
Fixed assets	(39,803)	(38,248)
Total deferred tax liabilities	(61,087)	(61,545)
Total net deferred tax assets	$ 1,091	$ —

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance, cumulative net losses, and projected future losses, the Company has provided a full valuation allowance against its U.S. deferred tax assets. The Company's valuation allowance increased by $129.7 million and $106.2 million for the years ended December 31, 2024 and December 31, 2023, respectively. A reconciliation of the beginning and ending balances of the valuation allowance is as follows (amounts in thousands):

| | Year Ended December 31, | |
	2024	2023
Beginning of the year	$ (544,408)	$ (438,212)
Increase	(129,747)	(106,196)
End of the year	$ (674,155)	$ (544,408)

As of December 31, 2024, the Company had U.S. federal and state net operating loss carryforwards of approximately $1.6 billion and $1.9 billion, respectively. The U.S. federal net operating loss carryforwards of $170.2 million generated prior to 2018 will expire at various dates beginning in 2030, if not utilized. The remaining U.S. federal net operating loss carryforwards of $1.5 billion can be carried forward indefinitely. The state net operating loss carryforwards will expire at various dates beginning in 2030, if not utilized.

In the event of a change in ownership, as defined under federal and state tax laws, the Company's net operating loss and tax credit carryforwards could be subject to annual limitations. The annual limitations could result in the expiration of the net operating loss and tax credit carryforwards prior to utilization.

As of December 31, 2024, the Company also has U.S. federal and California research and development credits of $101.8 million and $72.3 million, respectively. The U.S. federal tax credit carryforwards will expire beginning in 2031, if not utilized. The state tax credit carryforwards do not expire.

The Company records unrecognized tax benefits in accordance with ASC 740-10, *Income Taxes*. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company's income tax return and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows (amounts in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Beginning of the year	$	68,057	$	52,802	$	32,172
Increase—current year positions		14,826		15,113		12,388
Decrease—current year positions		—		—		(5,056)
Increase—prior year positions		—		142		13,298
Decrease—prior year positions		(1,488)		—		—
End of the year	$	81,395	$	68,057	$	52,802

Due to the Company's full valuation allowance, the unrecognized tax benefits would not materially impact the Company's effective tax rate when recognized. The Company does not anticipate the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

The Company's policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of its income tax provision. For the years ended December 31, 2024, 2023 and 2022, the Company had no interest or penalties related to unrecognized tax benefits.

The U.S. federal and state income tax returns are open under the statute of limitations subject to tax examinations for the tax years ended December 31, 2020 through December 31, 2022 and December 31, 2019 through December 31, 2022, respectively. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the IRS or state tax authorities to the extent utilized in a future period.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this Report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control systems include the controls themselves, actions taken to correct deficiencies as identified, an organizational structure providing for division of responsibilities, careful selection and training of qualified financial personnel and a program of internal audits.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework).

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation of Independent Registered Public Accounting Firm

Ernst & Young LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Report, has issued its report on the effectiveness of the Company's internal control over financial reporting which is included in Part II. Item 8 - Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarterly period ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, none of our directors or officers, as defined in Rule 16a-1(f), adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408.

Extraordinary Performance Award Waivers

On February 24, 2025, each of the following current named executive officers—Kevin Hettrich, Timothy Holme and Mohit Singh— and certain other senior employees entered into agreements with the Company to waive the stock options granted to them under the Company's 2021 Extraordinary Performance Award Program. The total number of shares of the Company's Class A Common Stock underlying such waived stock options was 3,989,584.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

In accordance with General Instruction G.(3) of Form 10-K certain information required by this Part III will either be incorporated into this Report by reference to our definitive proxy statement for our 2025 Annual Meeting of Stockholders filed within 120 days after December 31, 2024 or will be included in an amendment to this Report filed within 120 days after December 31, 2024.

Item 10. Directors, Executive Officers and Corporate Governance.

The information that is responsive to this Item 10 of Form 10-K will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information that is responsive to this Item 11 of Form 10-K will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information that is responsive to this Item 12 of Form 10-K will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information that is responsive to this Item 13 of Form 10-K will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information that is responsive to this Item 14 of Form 10-K will be included in our 2025 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

    (a) List the following documents filed as a part of the report:

        (1) Financial Statements:

Report of Independent Registered Public Accounting Firm (PCAOB ID:42)	58
Consolidated Balance Sheets as of December 31, 2024 and 2023	61
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years ended December 31, 2024, 2023 and 2022	62
Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders' Equity for the Years ended December 31, 2024, 2023 and 2022	63
Consolidated Statements of Cash Flows for the Years ended December 31, 2024, 2023 and 2022	64
Notes to Consolidated Financial Statements	65

        (2) Financial Statement Schedules. None.

        (3) The exhibits listed below are filed as part of this Report are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Business Combination Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Kensington Capital Merger Sub Corp. and Legacy QuantumScape.	S-4/A	333-248930	2.1	November 12, 2020
2.2	Amendment No. 1 to Business Combination Agreement, dated as of September 21, 2020, by and among Kensington Capital Acquisition Corp., Kensington Capital Merger Sub Corp. and Legacy QuantumScape.	S-4/A	333-248930	2.2	November 12, 2020
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended.	10-Q	001-39345	3.1	July 26, 2024
3.2	Amended and Restated Bylaws of the Company.	8-K	001-39345	3.1	October 25, 2022
4.1	Specimen Common Stock Certificate.	8-K	001-39345	4.1	December 2, 2020
4.2	Description of Securities.	10-K	001-39345	4.4	February 28, 2022
10.1#	Collaboration Agreement, dated as of July 5, 2024, by and between QuantumScape Battery, Inc. and PowerCo SE.	8-K	001-39345	10.1	July 11, 2024
10.2	Amended and Restated Letter Agreement, dated as of July 5, 2024, by and among QuantumScape Battery, Inc., the Company and Volkswagen Group of America Investments, LLC.	8-K	001-39345	10.2	July 11, 2024
10.3	Joint Venture Termination and Release Agreement, dated as of July 5, 2024, by and among Volkswagen Group of America, Inc., Volkswagen Group of America Investments, LLC, the Company, Quantumscape Battery, Inc. and QSV Operations LLC.	8-K	001-39345	10.3	July 11, 2024
10.4	Registration Rights and Lock-up Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp. and the persons named therein.	8-K	001-39345	10.3	September 3, 2020
10.5	Lease, dated May 31, 2013, by and between SI 55, LLC and Legacy QuantumScape.	S-4/A	333-248930	10.18	November 12, 2020
10.6	Amendment to Lease, dated May 19, 2014, by and between SI 55, LLC and Legacy QuantumScape.	S-4/A	333-248930	10.19	November 12, 2020
10.7	Lease Agreement, dated April 2, 2021, between Exeter 1710 Automation, LLC and Legacy QuantumScape	S-1/A	333-251433	10.34	May 10, 2021
10.8	Second Amendment to Lease, dated June 22, 2021, between Legacy QuantumScape and SI 55, LLC.	8-K	001-39345	10.1	June 28, 2021
10.9	Guaranty of Lease, dated June 22, 2021, between Legacy QuantumScape and SI 55, LLC.	8-K	001-39345	10.2	June 28, 2021
10.10	Lease, dated November 1, 2021, by and between the 1750 Landlord and the Company	8-K	001-39345	10.1	November 5, 2021
10.11	Lease, dated November 1, 2021, by and between the 1756/62 Landlord and the Company	8-K	001-39345	10.2	November 5, 2021
10.12+	Offer Letter from Legacy QuantumScape to Timothy Holme, dated January 1, 2011.	S-4/A	333-248930	10.13	November 12, 2020

10.13+	Offer Letter from Legacy QuantumScape to Kevin Hettrich, dated October 11, 2011.	S-4/A	333-248930	10.14	November 12, 2020
10.14+	Offer Letter from Legacy QuantumScape to Michael McCarthy, dated December 21, 2012.	S-4/A	333-248930	10.16	November 12, 2020
10.15+	Offer Letter from Legacy QuantumScape to Mohit Singh, dated April 3, 2013.	S-4/A	333-248930	10.17	November 12, 2020
10.16+	Offer Letter from QuantumScape Battery, Inc. to Srinivasan Sivaram	10-Q	001-39345	10.2	October 27, 2023
10.17+	Form of Indemnification Agreement by and between the Registrant and its directors and officers.	8-K	001-39345	10.7	December 2, 2020
10.18+	The Registrant's 2020 Equity Incentive Plan.	8-K	001-39345	10.8	December 2, 2020
10.19+	The Registrant's 2020 Equity Incentive Plan — Form of Stock Option Agreement.	8-K	001-39345	10.9	December 2, 2020
10.20+	The Registrant's 2020 Equity Incentive Plan — Form of Restricted Stock Unit Agreement.	8-K	001-39345	10.10	December 2, 2020
10.21+	The Registrant's 2020 Equity Incentive Plan — Form of Restricted Stock Agreement.	8-K	001-39345	10.11	December 2, 2020
10.22+	The Registrant's 2020 Employee Stock Purchase Plan.	8-K	001-39345	10.12	December 2, 2020
10.23+	Form of Performance Stock Option Agreement under the Extraordinary Performance Award Program	DEF 14A	001-39345	Appendix 1	November 8, 2021
10.24+	Employee Incentive Compensation Plan.	8-K	001-39345	10.1	March 15, 2021
10.25+	Form of Change in Control and Severance Agreement.	8-K	001-39345	10.2	March 15, 2021
10.26	Distribution Agreement, dated February 28, 2023 by and between QuantumScape Corporation and J.P. Morgan Securities LLC.	8-K	001-39345	1.1	February 28, 2023
10.27	Distribution Agreement, dated February 28, 2023, by and between QuantumScape Corporation and Cowen and Company, LLC.	8-K	001-39345	1.2	February 28, 2023
10.28	Distribution Agreement, dated February 28, 2023, by and between QuantumScape Corporation and Deutsche Bank Securities Inc.	8-K	001-39345	1.3	February 28, 2023
10.29	Distribution Agreement, dated February 28, 2023, by and between QuantumScape Corporation and UBS Securities LLC.	8-K	001-39345	1.4	February 28, 2023
10.30* +	The Registrant's Outside Director Compensation Policy				
19.1*	QuantumScape Corporation Insider Trading Policy List				
21.1*	of Subsidiaries of the Registrant				
23.1*	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.				
24.1*	Power of Attorney (included in signature page).				
31.1*	Rule 13a-14(a) /15(d)-14(a) Certification of Principal Executive Officer.				
31.2*	Rule 13a-14(a) /15(d)-14(a) Certification of Principal Financial Officer.				
32.1†	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				

32.2†	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy	10-K	001-39345	97.1	February 27, 2024
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbases Document				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

---

*	Filed herewith.
†	These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of QuantumScape Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.
#	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.
+	Indicates a management or compensatory plan.

Item 16. Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QuantumScape Corporation

Date: February 26, 2025   By: _____ /s/ Siva Sivaram _____

**Siva Sivaram**
President and Chief Executive Officer (Principal
Executive Officer)

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Siva Sivaram and Kevin Hettrich, and each of them or his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue of hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Siva Sivaram **Siva Sivaram**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2025
/s/ Kevin Hettrich **Kevin Hettrich**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2025
/s/ Brad Buss **Brad Buss**	Director	February 26, 2025
/s/ Jeneanne Hanley **Jeneanne Hanley**	Director	February 26, 2025
/s/ Susan Huppertz **Susan Huppertz**	Director	February 26, 2025
/s/ Jürgen Leohold **Jürgen Leohold**	Director	February 26, 2025
/s/ Gena Lovett **Gena Lovett**	Director	February 26, 2025
/s/ Günther Mendl **Günther Mendl**	Director	February 26, 2025
/s/ Fritz Prinz **Fritz Prinz**	Director	February 26, 2025
/s/ Sebastian Schebera **Sebastian Schebera**	Director	February 26, 2025
/s/ Dipender Saluja **Dipender Saluja**	Director	February 26, 2025
/s/ Dennis Segers **Dennis Segers**	Director	February 26, 2025
/s/ JB Straubel **JB Straubel**	Director	February 26, 2025

[This page intentionally left blank]

[This page intentionally left blank]